2/28

04035024

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mol Art

*CURRENT ADDRESS

PROCESSED
JUN 29 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4224 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 6/29/04

MOL Annual Report

RECEIVED
JUN 28 A 11:58

ARLS
12-31-03



2003

Contents

MOL – the Leading Integrated Oil and Gas Group in Central and Eastern Europe 2

Letter from the Executive Chairman and Chief Executive Officer 4

International oil, gas and petrochemical trends in 2003 6

Exploration and Production 8

Refining and Marketing 10

Natural Gas 12

Petrochemicals 14

Our strategic partners 16

Corporate Values 18

Management Discussion and Analysis 21

Consolidated Financial Statements as of 31 December 2002 and 2003 31

Historical Summary Financial Information (IFRS) 71

Key Group Operating Data 1999-2003 72

Supplementary oil and gas industry disclosures in accordance with SFAS 69 (unaudited) 76

Corporate Governance 81

Board of Directors 86

Executive Board 88

Other Members of Senior Management 88

Organisational Chart 89

Supervisory Board 90

Report of the Supervisory Board 91

Corporate and Shareholder Information 92

Glossary 94

Shareholder Information 96

MOL – the Leading Integrated Oil and Gas Group in Central and Eastern Europe

MOL is the leading integrated oil and gas group in Central and Eastern Europe and the largest company in Hungary by sales revenues. The core activities of our group include:

- exploration and production of crude oil, natural gas and gas products
- refining, transportation, storage and distribution of crude oil products in both retail and wholesale markets
- importation, transportation, storage and wholesale trading of natural gas and other gas products
- the production and sale of olefins and polyolefins

We are market leaders in each of our core activities in Hungary and Slovakia. Our main objective is to provide superior levels of shareholder return by fully exploiting our market potential, by implementing a dynamic development and expansion strategy and by realizing where possible the potential for further internal efficiency improvements. MOL shares are listed on the Budapest and Luxembourg Stock Exchanges and traded on London's SEAQ International system.

Key Financial and Operating Data

Key financial data, IFRS (HUF bn)	**2002**	**2003**	**'03/'02 %**
Net sales revenues	1,159.7	1,504.0	30
EBITDA	128.8	178.3	38
Operating profit	57.2	82.8	45
Profit before taxation	66.9	72.1	8
Net income	65.3	99.7	53
Operating cash flow	167.8	203.2	21
Capital expenditures and investments	89.6	367.4	310
EPS, HUF	675	985	46
Return On Equity (ROE) %	16.1	19.0	18
Return On Capital Employed (ROACE), %	9.3	11.0	19

Key operating data	**2002**	**2003**	**'03/'02 %**
Net proved reserves			
• crude oil (million bbl)	74.1	81.3	9.7
• natural gas (million boe)	200.8	187.7	(6.5)
Total hydrocarbons (million boe)	**274.9**	**269.0**	**(2.1)**
Daily average net production			
• crude oil (thousand bbl/day)	30.5	44.4	45.6
• natural gas (thousand boe/day)	58.0	55.0	(5.2)
Total hydrocarbons (thousand boe/day)	**88.5**	**99.4**	**12.3**
Natural gas sales (million cubic meters)	12,882	14,016	8.8
LPG sales (kt)	335	347	3.6
Crude oil products sales*			
• Hungary (kt)	4,061	4,066	0.1
• Slovakia (kt)	248	1,188	379.0
• other (kt)	2,296	4,635	101.9
Total crude oil product sales (kt)	**6,605**	**9,889**	**149.7**

* without chemical raw materials, in 2003 with Slovnaft

Number of filling stations*			
• Hungary	377	348	(7.7)
• other	54	416	670.4
Total number of filling stations	**431**	**764**	**77.3**

* in 2003 with Slovnaft

Our vision

As an integrated oil company our ambition is to become the most respected multinational oil company from Central Europe, with a market capitalization of at least US$ 10 billion and operations extending over an area bordered by the Baltic, the Mediterranian and the Black sea.

Our core purpose

We transform energy resources and our know-how into the essential conveniences and enjoyment for people in their everyday lives on the road and in their homes.

Our core values

- Drive for value-creating growth: the drive for value-creating growth is key for our shareholders and provides new opportunities for our employees and other stakeholders
- Pace setter and improvement agent: as companies, teams and individuals we strive to be a determining factor in the development and improvement of our businesses and of our region
- Hard work and continuous self-improvement: as the foundation of our competitiveness, we value performance as well as commitment to continuous self-improvement
- Team player and partner: as individuals, teams and companies, we all work together for the success of the Group. Cooperation is essential to maximize the value of our integrated business
- Quality and company of choice: we provide outstanding quality for competitive prices. Striving for quality in our products and services as well as for professionalism in our daily work, we want to be the company of choice for our stakeholders
- Health, safety, environmental and social commitment: we want to fulfill our responsibilities towards our employees, host communities and societies, therefore we aspire to perform beyond the legally required standards


Net sales revenue
USD mn
8000
6000
4000
2000
0
1999
2000
2001
2002
2003


EBITDA
USD mn
1000
800
600
400
200
0
1999
2000
2001
2002
2003


Earnings per share
USD
5
4
3
2
1
0
1999
2000
2001
2002
2003


ROACE
%
15
10
5
0
-5
1999
2000
2001
2002
2003


Gearing
%
50
40
30
20
10
0
1999
2000
2001
2002
2003


Market capitalisation
USD mn
4000
3000
2000
1000
0
1999
2000
2001
2002
2003

Letter from the Executive Chairman and Chief Executive Officer



Zsolt Hernádi
Executive Chairman

We are pleased to report that 2003 was a very successful year for the MOL Group; not only did we achieve our highest ever operating profit, but we also took significant steps towards our longer term strategic aims, both in terms of improving our overall operating efficiency and leading our industry's regional consolidation.

The prevailing economic environment had both a positive and negative impact on our company's performance. Although we were assisted by a relatively favourable industrial environment, and in particular by the high crude price and healthy refining margins, the weakening US Dollar dampened our overall profitability. The economic situation in Hungary, too, was less favourable than in previous years, although even here, GDP growth was still more than double the EU average, and Slovakia, our other main market, saw even higher growth, becoming one of the fastest growing economies in the region in 2003.

Maximising our operating efficiency is a key objective for MOL, and 2003 saw continuing progress in this respect. As part of our cost reduction programme, we are on track with our headcount targets, with an 11% reduction at both MOL and Slovnaft in 2003. Our programme of divesting our non-core assets is also progressing satisfactorily. The sale in 2003 of a number of stakes in retail gas companies, as well as MOL-Chem Trading and Rotary Drilling combined to release a significant amount of capital, and going forward, enables us to focus on our core business strengths.

One of the major strategic developments of the past year has been MOL's successful acquisition of a majority stake in Slovnaft, where our ownership has now increased to 98.4%. The synergy benefits that we have been able to extract have already had a beneficial impact on our overall performance, with a further US $15 million in 2003 in addition to the US $45 million achieved by 2002. To maximize the opportunities, we have now unified the two companies' operations under a single management team, as well as integrating Slovnaft's petrochemical production and trading activities with those of TVK. Not only does this create a stronger and better positioned operation in terms of the Group as a whole, but it should also enable us to realise the full benefit of our investment in terms of efficiency improvement and realisation of synergies. With 40% achieved in 2003, we are well on the way to reaching our 2005 synergy and efficiency improvement target of US $260 million for the MOL-Slovnaft-TVK venture as a whole.

MOL's other main activity in terms of non-organic growth in 2003 was the successful purchase of a 25% plus one share stake in the Croatian oil and gas group INA. This development further emphasises our commitment and vision for the future of the MOL Group and enhances our positioning in the important Baltic-Adriatic corridor. We believe we can extract significant value from our involvement with this company, and our position as the strategic partner of the Croatian Government will enable us to take steps to improve INA's operating efficiency as well as benefiting both companies from initial synergies.

A major achievement for MOL this year has been the establishment of the basis of a normalised gas regulatory environment, allowing us to effectively assess the strategic options available in this area. In February 2004, we invited bids for the sale of stakes and involvement of partners in our three unbundled gas businesses – Storage, Transmission, and Wholesale & Trading. Our commitment here remains, as it always has been, to ensure that we maximise the value of MOL's investment in gas, and thus the overall value that the company creates for its stakeholders.

Our upstream operations in 2003 were characterised by successful domestic exploration, with intensified production at existing fields and trial production at new fields pushing domestic crude production up by 8% over the year. We have also seen the positive impact of our joint venture with Yukos in Western Siberia, which is already cash flow positive. Production in 2003 was on schedule at 621kt (representing over 50% of the Hungarian crude production), and should grow in future, further developing our status as an integrated player.

Refining and marketing continues to be a major strength, supported by the favourable industrial environment, with synergy benefits from Slovnaft adding to the healthy underlying growth. The purchase of a fuel storage facility in Austria and filling stations in Romania have increased Group refinery access to end users, and our EU 2005 development projects continue to proceed on schedule.

Although our petrochemical division continued to be affected by the unfavourable economic situation, we are working successfully to improve profitability through efficiency improvements and are confident that the Slovnaft-TVK integration will provide a further boost in this area. We are fortunate in having the opportunity to exploit our first mover position in the region, and are confident that our capacity expansion project will enable us to do this.

Looking to the future, we continue to see potential growth opportunities in our region, and re-affirm our mid-term commitment to investing in our business. Dictated by our desire to create the best possible conditions for MOL's future success, our dividend policy reflects our commitment to achieving sustainable growth. We are therefore proposing that this year's dividend be in line with the level paid last year.

Finally, on behalf of the whole Board and management team, we would like to thank everyone within the MOL Group for their hard work which has helped to make 2003, although challenging, a most successful year. We look forward to being able to say the same for 2004.



György Mosonyi
Group Chief Executive Officer

Zsolt Hernádi
Executive Chairman

György Mosonyi
Group Chief Executive Officer

International oil, gas and petrochemical trends in 2003

In 2003 international crude oil markets were characterised by hectic changes, crude oil prices were in aggregate, higher than those of the previous year. The average spot North Sea Brent dated price that prevails across Europe reached USD 28.8 bbl compared to USD 25.0 bbl in the previous year. Similar movements characterised the European average listed price of Ural-type crude oil: on European markets, the average spot price level of this crude was USD 1.8 lower than Brent. The average spot North-American WTI Chicago dated price increased from USD 26.6 to about USD 31.4 bbl.

International politics played a key role in shaping oil prices, especially the War against Iraq that resulted in an increase in prices until March. The North Sea Brent crude oil dated price approached USD 35 bbl in March, which had been unprecedented since November, 2000. When the war began, the crude oil price started to fall, then due to intense growth in demand, international dated prices rose again. In the last quarter of the year, the North Sea Brent remained steadily above USD 28. Besides the war against Iraq, another key political event of 2002 was the year-end strike in Venezuela that paralysed the oil production of the country for several months. As a result, oil production of the country decreased from 2.29 million barrels per day in 2002 to 2.01 million barrels in 2003 which aggravated the atmosphere already excited by the anticipation of the war.

As a result of the revival of world economy, a significant increase in worldwide demand was experienced. From a daily 77.0 million bbl level of 2002, worldwide consumption increased to 78.6 million bbl per day and that is primarily attributable to the booming economies of the United States of America and China. China reached a consumption increase of approximately 550 thousand bbl per day last year, while the United States increased its daily consumption by 460 thousand barrels per day. Including China, Asia experienced an increase of about 840 thousand barrels. GDP increase reached 4 per cent per annum in the United States, while in China, the annual increase of domestic product exceeded 9 per cent in 2003.

Increased demand was primarily satisfied by additional supply from Russia and OPEC. Russia increased its daily crude oil production by about 800 thousand barrels per day, while their output level of 8.1 million barrels per day still lags behind that of the Soviet era. Russian oil found its customers primarily in Europe, though there are some bold plans in place to satisfy a part of the energy demands of the Far East and the United States from Russia and FSU member countries. In spite of multiple quota reductions, OPEC increased its daily oil and other hydrocarbon production by about 1.9 million barrels and that substantially contributed to the fulfilment of increasing demand. Asian demand was primarily satisfied by supply from the Near East.

Low crude oil reserve levels also contributed to high oil prices in 2003. According to the relevant API (American Petroleum Institute) report, reserves increased after the anticlimax of 2002, but still no breakthrough was experienced in 2003, thus these figures are still regarded as rather low. According to API, USA reserves of 48 million barrels at the beginning of the year increased to 58 million barrels by the end of the year.

In addition to higher crude oil consumption, worldwide natural gas consumption also increased. 2003 consumption in Western Europe increased by about 4 per cent due to the extraordinary winter season and reached 425 billion cubic meters per annum. European countries, in particular Spain, Greece and Turkey, stood out with two-digit consumption increase rates. Europe was also characterised by increased consumption of gas products from Russia and FSU member countries to the detriment of traditional North African and North Sea sources.

2003 was also a flourishing year for the refining industry. Refinery margins substantially exceeded values of the previous year. The value of crack margin at Rotterdam prices calculated by Reuters and based on Brent-type crude increased to USD 2.9 bbl on average from USD 0.6 bbl of 2002. The Ural Mediterranean crack margin that is most relevant to Central and Eastern European companies, increased to USD 3.2 bbl compared to USD 1.3 bbl of 2002.

The increase in refinery margins can be attributed to strong product demand and low reserve levels, similarly to the crude oil market. China imported 442 thousand barrels of refined products per day which is about 100 thousand barrels per day more than in 2002. Strong demand for refinery products was experienced, especially in the second half of the year, even in the American market, and primarily, European refineries profited from this. In the first months of the year, fuel oil demand increased due to the extremely cold season and that sent refinery profits upward. The Iraq War compelled oil market players to increase reserve levels and the war itself substantially increased fuel and kerosene demand. Low motor gasoline reserves particularly supported European producers during the summer season and the significant difference between North-American and European margins encouraged European refineries to focus on exports.

Within the oil industry segment, the petrochemical sector was characterised by substantial differences in 2003. The majority of Far Eastern and US based companies reported excellent petrochemical profits in 2003, in spite of high feedstock prices. While European manufacturers were not able to pass through cost increases to customers due to low demand, thus margins significantly lagged behind anticipated levels.

Altogether, it can be concluded that due to the high crude oil price and strong refinery margins, 2003 was one of the most successful years of the last 10 years within the oil industry. It might only be attributed to weak USD exchange rates that 2003 profit figures did not substantially exceed those of 2000 which was earlier considered as a peak year. The USD significantly weakened compared to major currencies, including the Euro and the Yen, and that affected negatively the entire industry. The Euro/USD cross rate changed to 1.13 from a 2002 average of 0.94, while the Yen against the USD strengthened from 125 Yen/USD to 116 Yen/USD.



Exploration and Production

Average Brent crude oil price
USD/bbl


35
30
25
20
15
10
5
0
1999 2000 2001 2002 2003

Net Proved Reserves
Million toe


Crude oil
Natural gas
45
40
35
30
25
20
15
10
5
0
1999 2000 2001 2002 2003

Maintaining the profitability of existing operations while focusing on effective growth

The segment's objective is two-fold: to sustain long term profitable domestic and international hydrocarbon exploration and production, and to increase reserves . As far as the domestic arena is concerned, the primary focus is on rigorous cost control, maximised exploitation of technological opportunities, and on sustaining the production level in the medium term. On the international front, the main goal of the business, in addition to the successful operation of existing projects, is to identify and exploit opportunities for further growth in accordance with MOL's efficiency criteria in order to achieve our target of increasing the upstream integration of our Group.

Key developments in 2003

- **Increased production.** As a result of test production of new fields and production intensification programs at selected ageing fields we successfully increased domestic crude oil production by 8% in 2003. This enabled MOL, in spite of lower gas production, to maintain nearly stable domestic hydrocarbon production expressed in oil equivalent. If our Russian production is included, MOL's crude oil production in 2003 grew to more than 1.5 times the 2002 level.

- **Reduction in domestic reserves partly offset by exploration and revisions.** As a result of our production, domestic net proven crude oil and natural gas reserves fell by 1 million tons (10.3%) and 2.7 bcm of natural gas (9.0%). Following a change in mining royalty regulations in the middle of the year and the introduction of a supplementary royalty on gas production, our net reserves were further reduced by 2.3 million tons of oil equivalent (6.3%). Domestic exploration and field revisions resulted in growth of 0.1 million tons in crude oil reserves (1.1%) and 2.6 bcm in natural gas reserves (8.6%). In aggregate, our domestic net proven reserves declined from the end-2002 level by 7.9% to 33.5 million tons oil equivalent. MOL's main domestic producing fields and reserves classification methodology were audited by Gaffney, Cline & Associates in 2003.



- **Costs affected by currency impact.** In 2003 the three-year average domestic finding and development cost was 5.2 USD/boe, while the average domestic unit production cost in 2003 was 3.5 USD/boe. The weakening USD/HUF exchange rate had a negative impact on both indicators. In 2003 the average unit production cost, including foreign production at ZMB, was nonetheless 3.2 USD/boe, outperforming the strategic target of 4.0 USD/boe.

- **Highly efficient operations.** The success of the segment's domestic efforts is clearly demonstrated by John S. Herold and Harrison Lovegrove & Co.'s evaluation of 2000-2002 industry data published in the Global Upstream Performance Review of 2003. In terms of three year average finding and development cost MOL was placed second in Europe and ninth globally. With regard to the net income per barrel of oil equivalent in 2002, MOL was placed seventh on a global basis and was rated the best performer in Europe.

- **International activity.** In the international arena we primarily focused on existing exploration, field development and production projects, while also examining in detail several potential new reserve acquisition and niche exploration projects. Exploration continued in our two concession blocks in Yemen. In Pakistan, the discovery of the gas field at the Tal Block at the end of 2002 marked the greatest discovery of recent years. Due to the extremely high flow rate of the well, MOL and its partners decided to construct a gas transmission pipeline and gas plant even for the test production period. As a result, the revenue from gas sold should almost fully cover the capital expenditure required to develop the Manzalai gas field, and in 2004 we plan to start test production there.

- **Successful start to ZMB operations.** The co-operation Agreement between MOL and Yukos on the joint development and production of the Zapadno-Malobalik (ZMB) oil field in West Siberia came into effect on March 17, 2003. The field has an estimated 20 million ton recoverable reserve and with our partner we plan to invest USD 300-350 million in capital expenditure to develop this field. Of that total, 77 million USD was spent in 2003, with half of the amount paid by MOL. Project works focused on expanding the well network and constructing the required surface facilities. As a result of the development, the daily production of the field reached 36,800 bbl at the year-end, with annual production reaching 8.9 million barrels.



Outlook for 2004

The target for domestic exploration in 2004 is to sustain the value of the exploration portfolio, and to control the declining trend of MOL's domestic production by discovering new fields with commercially exploitable reserves. As a result of the significantly improved regulatory environment for the gas business, two major gas field development projects will be launched in 2004 in order to stabilise the domestic gas production. In Siberia we will continue production operations in the ZMB field. We expect our share of production volumes in 2004 to exceed the 1 million ton level, equalling MOL's Hungarian crude production. Peak production of 55,000 bbl/day should be reached in 2005. We will continue the promising exploration and development project in Pakistan as well as the exploration operations in Yemen, and will analyse further opportunities for acquiring producing fields in Russia. We are currently reviewing a number of potential reserve acquisition projects, including possibilities in Kazakhstan, Libya, Syria and Yemen. Finally, at the end of 2003 we began harmonising our international operations with INA, and will further develop our strategic partnership in 2004.

Gross crude oil production (includes condensates)



kt
2500
2000
1500
1000
500
0
1999
2000
2001
2002
2003

Net dry natural gas production



M m³
5000
4000
3000
2000
1000
0
1999
2000
2001
2002
2003

Refining and Marketing

Increasing supply chain efficiency; leveraging competitive advantages for further sales growth

This business segment is responsible for the supply, refining, logistics and commercial sales of crude oil, other feedstock and oil products, and the retail sales of crude oil products and other products. A key aim for this segment is to increase efficiency through use of an integrated supply chain management system. Further, it aims to develop sales by providing top quality products, based on its excellent asset base and geographical positioning. The retail services unit is responsible for the development of retail sales of products and services through the domestic and international filling station network. This unit aims to improve network efficiency, increase customer focus and loyalty, and selectively expand the branded network in the region.

Crude oil product sales
kt



Gasolines
Gas and heating oils
Fuel oils
Lubricants
Bitumen
Other products
12000
10000
8000
6000
4000
2000
0
1999
2000
2001
2002*
2003**

* MOL group without petrochemical feedstock
** MOL group without petrochemical feedstock, with Slovnaft

Key developments in 2003

- **Greater profits.** The increasing realization of synergies, the wider and deeper integration with Slovnaft, including common planning, crude-oil purchasing, harmonization of refinery shutdowns, co-ordination of sales activities, utilization of logistic cost-saving possibilities (swaps), and greater knowledge sharing contributed to the strong performance of the segment and the maintenance of its competitiveness on a regional standing.

- **Developing a key export market.** In September, we opened a fuel storage depot in one of our most important export markets, Austria, in Korneuburg near Vienna. This made it possible to supply local filling station networks and end-users directly. The fuel sold from Korneuburg, is transported by barge from our main refineries in Százhalombatta and Bratislava.

- **Meeting EU standards.** The investments, primarily in refining technology, necessary to meet the EU 2005 product quality requirements are progressing well. We are already prepared to meet the requirements of the strengthening competition based on quality in the Austrian market: from 1st January 2004, in that market MOL will only sell fuels with a maximum sulphur content of 10 ppm.

- **Filling station efficiency.** We continued the efficiency improvement program at our filling stations in 2003 both in Hungary and Slovakia. As a result several low throughput stations were closed down, although market share was retained. As a result of the efficiency improvement program, average fuel throughput per site sold improved by 2% in Hungary, and by 11% in Slovakia compared to the previous year's figures. Active marketing enabled us to stabilise sales of Tempo 99 EVO premium gasoline, and the share of this sulphur-free motor gasoline reached 3% of our Hungarian retail motor gasoline sales.



- **Expansion of Shop 24 concept.** The key achievement in our network development program was the continuing roll-out of our Shop 24 concept, as well as the new interior design, a layout specifically designed to encourage more purchases. By year-end, MOL had redesigned the shops at a further 38 stations and based on the positive response regarding the interior design we will continue with this program in 2004. In Slovakia, more than 80 stations were reconstructed under our network modernisation program, further strengthening our position, our level of services and the standardised appearance in this market.

- **Expansion of international network.** We also closed a successful year in Romania, with the network making a positive contribution to the company's profit. The success of our fleet card program helped to secure a stable consumer base. With 23 stations under acquisition from Shell, our network is now truly nationwide. In harmony with our strategy we re-launched the network development project in Slovenia and had eight stations in this market by the year-end. Our goal is to secure a 10% market share in the medium term with 40 filling stations in this network. In Poland we opened 9 new stations in 2003, and thus had 13 filling stations by the end of year, mostly operated under franchise, a step towards our target of setting up an efficient and dominant filling station network in the South Poland region.



Outlook for 2004

The most important task for the coming year is the successful realization of the MOL–Slovnaft-TVK integration within the MOL-Group. By joint action in the regional markets, as well as the coordination of the purchase of feedstock and production, and optimization of our combined technological capabilities, we expect to see a strengthening of our market position and a decrease in our unit costs. The more efficient decision-making process allows quick responses to changes in market and customers' needs and, most importantly, allows us to increase the satisfaction of our partners and their confidence in the MOL-Group.


PL
13
CZ
42
UA
2
SK
298
A
H
348
RO
52
SLO
8
HR
1
YU
BIH


Natural gas sources
Mn m3
Import sources
Domestic production
16000
14000
12000
10000
8000
6000
4000
2000
0
1999
2000
2001
2002
2003


Average import price
Average sales price
HUF/m3
Average import price
Average sales price
45
40
35
30
25
20
15
10
5
0
1999
2000
2001
2002
2003

Maximizing returns in a new regulatory environment

This segment is responsible for the import, transmission, storage and wholesale of natural gas for the Hungarian market and the transmission of natural gas to key external markets. The segment's overall objective is to maintain a reliable natural gas supply, operate efficiently, and achieve a fair return on invested assets. One of the key challenges of our new gas subsidiaries is to maximize the retention of existing customers in a new liberalized market.

Key achievements in 2003

- **Positive impact of new gas regulations** During 2003 MOL participated actively in the official conciliation and preparation of the new gas regulatory environment. In June the new law on gas supply (GSA) was published in accordance with the EU directive, with further related rules announced later in the year. The new gas law makes the gradual opening of the gas market possible. From January 1 2004 all non-residential consumers are entitled to satisfy their natural gas demand based on freedom of choice within the scope of public or free market trade contracts.

- **Significant improvement in operating environment** Following the enactment of the new regulation, the wholesale price of gas has become based on import parity and takes into account all justifiable costs of the public utility wholesaler. New transmission and storage tariffs were introduced, which provide a satisfactory return on a revalued asset base for these activities (8.5% on transmission and 10% on storage). Firstly, in the non-residential segment and from January 1, 2004 in every segment, a market-based gas price was introduced. However, residential customers remained partially supported by a subsidy system, which reduces prices within a limited level of annual household consumption. The subsidy system is funded indirectly via the supplementary royalty paid on part of domestic gas production and should be gradually phased out over the coming years.



- **Changes in the structure of the business** As of December 31, 2003 MOL unbundled its gas business activities (supply, storage and transmission) into three 100% MOL-owned independent legal entities. The unbundling ensures the transparent operation of the gas business activities in accordance with EU requirements and ensures appropriate flexibility to allow for a possible partnership.

- **Reacting to market needs.** Despite the extremely cold winter of 2002/03 MOL was able to meet the unexpectedly high demand. As a result of the cold weather of Q1 2003, the increasing demand from power generation plants and a partial



shutdown of Hungary's only nuclear power station, Paks, annual natural gas sales reached record levels, exceeding 14 bn m^3. In 2003 we also paid significant attention to the development of the international transit business. In the mid-term, MOL sees great opportunities to increase transit volumes both to Bosnia and Serbia; and in addition to this, to develop our transit business to other neighbouring markets.

- **Divestment of non-core operations.** In 2003 MOL completed the sale of the majority of its retail gas interests, releasing over USD 40 million of capital for redeployment. This was followed in January 2004 by the sale of MOL's minority interests in ÉGÁZ Rt. and DÉGÁZ Rt.

Outlook for 2004

Helped by the favorable regulatory changes, the outlook for 2004 is much more positive than in recent years. The consistent application of the price regulation should ensure that all the expenses of the public wholesaler are covered, and the system access tariffs should enable the profitable operation of the transmission and storage business. In February 2004 MOL's Board of Directors authorized management to invite bids for the possible sale of stakes or involvement of partners in the three outsourced gas subsidiaries. This development, made possible by the new fair and transparent operating environment, will help MOL evaluate how to maximize the value of the investments in the gas business and thereby the value of the whole Group.

Natural gas sales by consumer segments


Mn m3
Gas Distribution Companies
Power Sector
Industry and Other
16000
14000
12000
10000
8000
6000
4000
2000
0
1999
2000
2001
2002
2003



Petrochemicals

Key Central European petrochemical player

The MOL Group's Petrochemical Segment is one of the most significant players in the Central European polyethylene and polypropylene markets, and includes both TVK and Slovnaft's petrochemical businesses. The segment utilizes its integrated production to produce monomers and polyolefins, including HDPE, LDPE, and PP, from a variety of gas and liquid hydrocarbon raw materials produced primarily by the Group's refineries. The polymers produced are delivered via integrated sales channels to end-users mainly in the domestic and European export markets.

Key developments in 2003



Petrochemical production
kt
ethylene
propylene
LDPE
HDPE
PP
600
500
400
300
200
100
0
2001
2002
2003*
* with Slovnaft

- **Focus on efficiency to combat macro-economic weakness.** The economies in the countries of Central Europe continued to grow, although at a lower rate than expected.
  In order to minimize the negative impacts of lower polymer demand and product margins, management continued to apply efficiency improvement measures, strict cost control and further worked to exploit opportunities for synergies from closer cooperation within the MOL Group.

- **Integration of Petrochemicals operations.** In 2003 MOL made the necessary preparations to create an integrated Petrochemical Segment from 1 January 2004, combining the operation of the petrochemical production and trading activities of TVK and Slovnaft. This move will contribute to the improvement of supply optimisation and the creation of a better product slate, through which the companies can benefit from significant synergy and efficiency improvements.



- **Successful Implementation of Single Sales Management.** Despite weak polymer demand, the segment's sales volumes remained at the same level as in previous years, helped by the positive impact of the successfully implemented Single Sales Channel Management system in the markets of Germany, Italy and Poland. This system aims to increase the proportion of sales to end-users and improve price levels and sales efficiency.

- **Operating on a European scale.** In line with the strategy developed in 1999 and supported by the favourable outlook for market demand growth in the region, the MOL Group decided to develop its petrochemical business in a harmonised manner to reach competitive European scale.

  In order to achieve this, the Group is investing EURO 430 million in the Petrochemical Development Program in Tiszaújváros. This project will not only increase capacity but



also upgrade the product line and increase cost competitiveness. The largest sub-projects of the development program are to increase ethylene production capacity to 620 kt/year by constructing a new 250 kt/year capacity olefin plant and the construction of a new bimodal high-density polyethylene plant with 200 kt/year capacity. The program is progressing according to schedule and within budget. The implementation of the program is on target to meet the deadline for completion.

The other main project of the development program is the construction of a new, 255 kt/year capacity Polypropylene Plant in Bratislava. The aim of this project is to increase our PP market share by better utilizing excess Group propylene production and by replacing older units to improve both product quality and product range. The implementation of the project is ahead of schedule and within the EURO 135 million budget.

Outlook for 2004

Sector analysts expect the gradual economic recovery experienced in 2003 in Europe to continue or even accelerate in 2004 and to impact favourably the demand for polymer products.
As expect the Petrochemical Development Program at TVK to be completed on schedule towards the end of 2004, the Group will therefore be well placed to satisfy and benefit from anticipated demand growth.


Polimer sales
kt
domestic
export
900
800
700
600
500
400
300
200
100
0
2001
2002
2003*
* with Slovnaft



Our Strategic Partners



Slovnaft

At the end of 2003 MOL owned 70% of Slovnaft, the principal oil refining and marketing, and petrochemical enterprise in the Slovak Republic and one of the largest industrial enterprises in that country.

Our common history dates back to 2000, when MOL acquired a 36.2% stake and entered into a strategic partnership agreement relating to business cooperation and joint management. Following a share swap with Slovintegra and Slovbena management companies in 2003, MOL acquired a further 31.6% stake in Slovnaft. Pursuant to the transaction, Slovintegra and Slovbena became shareholders in MOL, owning a 9.99% stake in our company. In line with Slovak regulations MOL then made a public offer for the outstanding Slovnaft shares in November 2003, which successfully closed in January 2004. Following the public offer our shareholding in the company increased to 98.4%

The Slovnaft transaction was the first cross-border acquisition in the oil industry in Central Europe. We believe that our majority stake in Slovnaft will enable us to exploit further synergies and realize other benefits from closer co-operation between the two companies. The strong synergy potential between the two companies has already been demonstrated with total realised synergies of USD 15 million in 2003, in addition to of USD 45 million already achieved in the period to the end of 2002. For example, MOL and Slovnaft are jointly addressing the issue of meeting European Union 2005 fuel quality standards. Benefits have already been achieved in the license procurement phase. During the year we successfully completed the integration project and since 1 January 2004, MOL and Slovnaft have been operating as one integrated business entity. Going forward, this will enable us to achieve additional efficiency improvements and exploit further synergies.



TVK

TVK is the leading Hungarian petrochemical company and the only olefin and polyolefin producer in Hungary. In 1999 and 2000, MOL acquired 32.9% of TVK's shares and, in November 2001, increased its stake in a public tender offer to 34.5%. Following the exercise of MOL's option on 9.8% of TVK's shares from Matura GmbH. in November 2003 the MOL Group owned 44.3% of TVK. The total value of the investment was HUF 58.4 billion as of 31 December 2003. On 26 March 2004

MOL's subsidiary, Hermész Kft. exercised MOL's call option right for the purchase of an 8.02% stake in TVK. Following the exercise of the call option the direct and indirect influence of MOL in TVK is 52.3%.
MOL's strategic investment in TVK was made in order to realise its strategy of providing a secure petrochemical feedstock market for a significant proportion of its refinery output whilst exploiting the potential to create synergies from further integration of the value chain and closer co-operation within the Group. Furthermore, expected regional demand growth for polymer products is significantly higher than that for refined oil products. Focusing on core petrochemical activities, TVK sold several of its non-core subsidiaries in 2002. The divestment of the non-core activities and other rationalisation programs led to a 14% reduction in headcount at TVK in 2003.

INA

MOL currently owns 25.0% plus one share of the share capital of INA. d.d., the principal oil and gas company in Croatia. MOL acquired this interest and became the strategic partner of INA pursuant to the transaction agreements signed with the Government of Croatia and INA on July 17, 2003. The transaction was completed on 10 November 2003, following the fulfillment of conditions including the approval of the Hungarian and Croatian Antimonopoly Authorities, and the waiver of the Slovenian Antimonopoly approval. The total consideration paid by MOL for the stake was USD 505 million.

The Agreements signed with INA and the Government of Croatia provide for the framework of the co-operation between INA and MOL, and underline the rights and commitments undertaken by MOL, as well as the enhanced protection elements for our strategic holding.


INA

In accordance with the contract and in order to facilitate the co-operation between the parties MOL has nominated two members from its professional senior management team both to the Supervisory Board and the Management Board of INA, including the chief financial officer and corporate service director of INA.

MOL believes that INA is well positioned in the Central European oil product markets as a result of its location in the strategic Baltic-Adriatic corridor and strong market positions in Croatia, Bosnia, Slovenia and Albania. MOL intends to coordinate marketing activities with INA, to encourage the transfer of skills between the parties and to jointly consider specific project opportunities.

The partners have a unique position in the fast growing Central European oil product market, with market leading positions in Croatia, Hungary and Slovakia. In addition, they are strategically well positioned to expand further in Central Europe. MOL, INA and Slovnaft have a combined refining capacity of 450,000 bbl/day and nearly 1,200 retail stations across nine countries. Further MOL and INA have proven reserves exceeding 500 mboe and production of over 150,000 boe/day.

Year-end headcount of the MOL Group


MOL Plc.
Subsidiaries
headcount
25000
20000
15000
10000
5000
0
1999
2000
2001
2002
2003*
* with Slovnaft

Drive for value-creating growth

Our strategic goal is to become the most respected multinational oil company in Central and Eastern Europe with operations linking the Baltic with the Adriatic. To achieve this, we have started establishing an organizational structure, as well as an operating model and organizational capabilities to facilitate regional expansion and dynamic growth. Where our strategic goals require it, we operate in full organizational and operational integration with other MOL-Group companies, while in other cases we co-operate through a joint regional matrix structure.

Learning organization

To encourage a smooth transition with the integrated operations and achieve operational excellence, Group top management has adopted new business and human values into the Group, and communicated these extensively to all employees. Based on these values the program of unification and development of leadership style and techniques will commence this year as part of a group cultural alignment plan.



We have successfully integrated our performance management, grading, and compensation management systems and we are also using the best available human resources practices in our companies allowing our managers to implement our strategy by fulfilling their targets right down to an individual level.

We are developing our training and development systems with the aim of becoming able to secure an optimum equilibrium between acquiring the best knowledge available from markets and to utilise the best practice at hand within MOL Group. As an indication of how important it is for us that our employees are well prepared, we spent more than HUF 100,000 per head on education and training in 2003. As part of this initiative, a new channel, the E-Learning system was developed in MOL in 2003.

Performance beyond the legally required standards

Our objective is to provide employment at safe workplaces and to make sure that our operations also cause no danger to the population or the environment. We can be rightly proud of the results achieved last year, as the Company had an outstanding HSE performance in 2003:

- MOL Rt's lowest-ever number of work accidents achieved in 2003.
- Accident frequency (i.e. number of accidents per 1 million working hours) also reduced by 28% in 2003.

Although our industry has a fairly high level of exposure to fire and explosion hazard, we were still able to maintain the favourable trend in a decreasing number of fire accidents. In 2003 we registered only 5 fire accidents.

In 2003 we spent more than HUF 4.7 billion in connection with our operations-related environmental liabilities. In line with the practice of past years, we also conducted a MOL Group environmental audit in July 2003. Between the two audits we spent HUF 7.7 billion on environmental obligations.

We launched a project to implement a standardised system for HSE data and information management with the objective of implementing a modern IT system to support MOL's HSE activities from 2004.

Our HSE risk assessment project was successfully completed at the beginning of 2003 with the purpose of supporting the implementation of targets set out in MOL's HSE Policy and further enhancing compliance with the law.

Emphasising the value that we place upon our performance in this area, MOL has introduced an award for exceptional achievement, and 2003 saw the award for the second year of the Chairman HSE Award to the employee, unit and subsidiary that offered the most outstanding contribution to our HSE results in 2002.

Hard work and continuous self-improvement

We consider quality management a key factor in enabling the realisation of business excellence. MOL Group's top management is committed to maintaining a customer focused and quality oriented operation and to the application of Business Excellence model.

At corporate level, quality management is embodied in MOL's Group-level quality policy. Within the framework of corporate-level projects, we carry out strategic initiatives, such as the enhancement of certified systems, improvement of supplier management systems, or preparation for using EFQM (European Foundation for Quality Management) model-based self-assessment.



We launched a long-term development project (Excellence 2008) to utilise the organisation development potential in order to enhance management tools and methods and to inspire departments and their employees through motivation and recognition. The project will align and make comparable the external and internal customer satisfaction measurement methods and employee satisfaction measurement methods at Group level.

At an operational level, we operate certified standard control systems in all areas where it is expected by customers or required by legal rules. All our laboratories have the accredited laboratory qualification.
In 2003, the Chairman's Quality Award was granted for the second time within MOL, following its inauguration in 2002. The method of preparing applications and evaluation criteria are identical to that of the EFQM Excellence model. The Chairman's Quality Award may be granted to organisational units within the Group which present the best performance in terms of customer and employee satisfaction, social impact, process and resource management and, consequently, in business results.


Solar Project




MOL
N62VZ



Respect for local cultures

Corporate Social Responsibility has played a great part of MOL's daily life since social values were incorporated into our corporate values systems, and we are promoting these through our charity and sponsorship activities. As a company responsible for our society, we are committed to the principles of openness and high ethical standards.

As part of our charity program, we devote particular attention to future generations, to child healthcare and to the socially disadvantaged. Notable beneficiaries of charity programs included, among others, the International Children's Safety Service, Hungarian Maltese Charity Service, Hungarian National Ambulance and Emergency Service.

We are convinced that as the largest company in Hungary it is vital to play a key role in supporting the cultural and sporting life in the country. Our sponsorship activity is based on well-defined and transparent criteria, and is in line with our business philosophy and is encouraging performance. We also focus on large-scale projects that have a major impact on society.

We are an important supporter of national cultural institutions and literature, films, theatre performances, and productions which have widespread publicity.

Amongst several sports which MOL is sponsoring, we are the best known for supporting kayaking, one of the most successful sports in Hungary. Technical sports, of course, get specific attention in our sponsorship activity as these are closely related to MOL's core activities. As MOL is becoming a multinational corporation, as a natural step we intend to pursue sponsorship not only inside Hungary, but also in all regions where we are present.



Management Discussion and Analysis



2003

Financial highlights

- Exploration and Production operating profit in 2003 decreased to HUF 43.2 bn from HUF 51.4 bn, in spite of the combination of broadly stable forint denominated oil prices and a 67% increase in crude oil production due to the introduction of a supplementary royalty on domestic gas production. Excluding the effect of the supplementary royalty, operating performance improved by 16% year-on-year to HUF 59.4 bn.
- Refining and Marketing contributed operating profit of HUF 67.9 bn, an 82% increase over 2002, primarily reflecting the positive effects of higher refining margins and the consolidation of Slovnaft, but partly counterbalanced by the negative effect of forint strength against the USD.
- The Natural Gas segment result improved to an operating profit of HUF 6.2 bn compared to HUF 0.2 bn in 2002, as the one-off gain of HUF 11.2 bn recorded from the partial divestment of the retail gas portfolio compensated the underlying HUF 5.0 bn operating loss incurred on the business.
- The Petrochemical segment's operating profit fell to HUF 1.3 bn in 2003, from a HUF 3.1 bn profit in 2002. The deterioration is largely due to the unfavourable petrochemical industry environment, particularly in Q3 2003.
- Operating cash flow before changes in working capital and corporate tax payment grew 23% to HUF 185.4 bn. Including working capital changes and tax payment, operating cash flow increased by 21%, to HUF 203.2 bn.
- Basic Earnings Per Share (EPS) increased to HUF 985 from HUF 675 in 2002.

Overview of the Business Environment

International, regional and domestic economic trends influenced MOL's operational and financial performance in 2003 significantly. In particular, results were positively influenced by an increase in refining margins compared to 2002. Average consumer-price inflation in Hungary was 4.7% in 2003 as opposed to 5.3% in 2002. In Slovakia, average consumer-price inflation was 8.5% in 2003, compared to 3.3% in 2002. The Hungarian Forint strengthened against the US Dollar: the average exchange rate in 2003 was 1 USD = 224.4, while in 2002 it was 1 USD = 258.0 HUF. The Forint weakened against the Euro by 4.3% in 2003 compared to a rise of 5.3% in 2002. The Slovak Crown strengthened 2.8% against the Euro in 2003. The rate of Hungarian GDP growth in 2003 was 2.9%, compared to 3.5% in 2002, while GDP growth in Slovakia was 4.2% in 2003 (4.4% in 2002). Fuel demand in the Central European region increased, according to our estimation, by 2.7% for motor gasoline, and by 5.4% for motor gas oil in 2003.

In 2003 the average Brent price increased significantly, by more than 15% in USD terms. Due to an even higher increase in the quoted prices of main oil products, crack spreads, which basically influence the profitability of crude oil processing, increased significantly compared to 2002. In 2003 the average Brent quoted crude oil price was 28.8 USD/bbl, up from 25.0 USD/bbl in 2002. The average Med quoted price of Ural Blend, which makes up the bulk of MOL's crude oil purchases, was 27.0 USD/bbl, up by 14% compared to 2002 (23.7 USD/bbl). Average FOB Med gasoline, gas oil and naphtha prices increased by 18.8%, 24.2% and 22%, respectively. Crack spreads (the difference between the quoted price of a given oil product and that of crude oil) of MOL's main products increased considerably. The average crack spread of FOB Med gasoline, gas oil and naphtha increased by 32.6%, 102.3% and 93.8%, respectively.

Whereas the market for petroleum products is fully liberalised, MOL's natural gas business is regulated. Law Decree no. 59/1995 IKM (Ministry of Industry and Trade) on pricing became ineffective as of June 30, 2002, and the new EU compliant Decree (69/2003 GKM) entered into effect only as of January 1, 2004, thus prices in 2003 (on May 15 and October 15) were set in the absence of any pricing regulation. 2003 was a period of transition into a market-based price regulatory system, and a dual price system (a higher wholesale price was charged to large, >500 m^3/hour, industrial consumers) was in place for most of the year. However, following the 16% price increase for non-household consumers on October 15, natural gas was sold to this segment at market prices, in line with the new regulation, which came into effect from January 1, 2004. Though it was not effective yet in 2003, it should be noted that the 12.6% average gas sales price increase in December 2003 introduced a single-tier gas wholesale price from January 1, 2004, which should cover all justified costs of the public utility wholesale company, currently owned by MOL.
In 2003 the purchase price of imported natural gas increased by 12.4% to an average of 31.8 HUF/m^3, while the average selling price increased by 7.5% (+2.1 HUF/m^3) to 30.1 HUF/m^3 compared to 2002.

Variations in weather conditions cause fluctuations in natural gas and certain petroleum product sales. However, while the effect of seasonal demand fluctuations is reflected in MOL Group's operational results, due to the integrated character of the company, these effects are moderated. Demand for natural gas and heating fuels is typically lowest in the third quarter and highest between October and March, while demand for motor fuels is generally highest in the second and third quarters and lowest in the first quarter.

The Company pays a mining royalty to the Hungarian State on the crude oil and natural gas produced in Hungary at a basic rate of 12%. Pursuant to the Gas Supply Act (GSA) adopted in 2003 and the related by-laws, the rate of the mining royalty payable on gas produced from fields put into production before 1998, increased for the period between August 9 until December 31 from 12 % to 69% on average. This supplementary royalty on domestically produced gas reduced the Exploration and Production segment's profitability by HUF 16.2 bn in 2003. The rate of the mining royalty on this gas, assuming normalised future crude prices, will gradually decrease in the following years according to a pre-determined formula and will eventually return to the former rate of 12%.

Key financial data by business segments

Consolidated Net Sales Revenues (in HUF million)	2003	2002
Exploration and Production	10,287	4,486
Refining and Marketing	890,639	652,886
Natural Gas	430,162	359,639
Petrochemicals	169,006	123,014
Corporate and other	3,944	19,632
Total	**1,504,038**	**1,159,657**

Consolidated Operating Profit (in HUF million)	2003	2002
Exploration and Production	43,201	51,355
Refining and Marketing	67,931	37,350
Natural Gas	6,164	195
Petrochemicals	1,271	3,108
Corporate and other	(35,614)	(35,149)
Intersegment transfers	(143)	310
Total	**82,810**	**57,169**

Net external sales revenues include only sales to third parties outside the Group. Total sales of the segments in 2003 were the following: Exploration and Production (HUF 151,457 million), Refining and Marketing (HUF 1,008,382 million), Natural Gas (HUF 439,104 million), Petrochemicals (HUF 197,068 million) and Corporate and other segment (HUF 25,060 million). The operating profit includes the profit arising both from sales to third parties and transfers to the other business segments. Exploration and Production transfers crude oil, condensates and LPG to Refining and Marketing and natural gas to the Natural Gas segment. Refining and Marketing transfers chemical feedstock, propylene and isobutane to Petrochemicals and Petrochemicals transfers various by-products to Refining and Marketing. The internal transfer prices used are based on prevailing market prices. However, in respect of transfers of natural gas, the transfer price is limited to the average regulated wholesale selling price, adjusted to exclude storage, transport fees and wholesale margin, where this is below the prevailing market price as was the case in both 2002 and 2003. Divisional figures contain the results of the fully consolidated subsidiaries engaged in the respective divisions. The Nitrogénművek Rt. fertiliser manufacturing business, which was sold in 2002, was included under Corporate and other. MOL Chem Kft. (oil products wholesale trader), which was sold in 2003, was included under Refining and Marketing. MOL-Gáz Kft. (natural gas supplier), Zsámbékgáz Rt., Turulgáz Rt. and Kiskungáz Rt. (gas utility managers), which were sold in 2003, were included under Natural Gas. The inter-segment transfers show the effect on operating profit of the change in the amount of unrealised profit deferred in respect of transfers between business segments. Unrealised profits arise where the item transferred is held in inventory by the receiving segment and a third party sale takes place only in a subsequent period. For segmental reporting purposes the transferor segment records a profit immediately at the point of transfer. However, at the company level profit is only reported when the related third party sale has taken place. In previous years this unrealised profit effect was not shown separately, but was included in the reported segmental result of the receiving segment. Unrealised profits arise principally in respect of transfers from Exploration & Production to Natural Gas and from Refining & Marketing to Petrochemicals.

Sales, Operating Expenses and Operating Profit

In 2003, Group net sales revenues increased by 30% to HUF 1,504.0 bn of which HUF 309.1bn is the result of the Slovnaft full consolidation from the second quarter of 2003. Group sales to customers outside Hungary reached HUF 596.2 bn, up by 78%, and represented 40% of total sales. The significant increase in other operating income reflects the HUF 11.2 bn gain on the sale of part of the gas distribution portfolio of the MOL Group.

The value of raw materials and consumables used increased by 36% reflecting the effect of the full consolidation of Slovnaft. Within this, raw material costs increased by 60% of which HUF 208.2 bn, relates to Slovnaft, representing 38% of the total. The cost of goods purchased for resale increased by 17%, reflecting primarily the effect of the significantly higher sales volume of imported gas and the increased import price. The value of material-type services used and cost of services sold increased by 44% mainly due to a HUF 16.9 bn consolidation effect of Slovnaft and increased maintenance costs.

Personnel expenses for the year increased only by 9%, in spite of the HUF 14.1 bn Slovnaft contribution, reflecting headcount reduction measures. Group closing headcount, excluding Slovnaft's closing headcount of 4,417 was 11,449 compared to 12,932 at the end of 2002. MOL Rt.'s closing headcount - excluding the consolidated subsidiaries - was 6,539 in 2003 compared to 7,296 in 2002.

Other operating expenses increased by 29% reflecting the full consolidation of Slovnaft and a HUF 16.2 bn supplementary mining royalty expense *due to a modification in royalty provisions enacted in August, 2003 for gas produced from fields put into production before 1998.*
The "change in inventory of finished goods and work in progress" reduced total operating expenses by HUF 22.8 bn in 2003, compared to an increase of HUF 15.4 bn in 2002. This change reflects primarily the effect of Slovnaft full consolidation from the second quarter of 2003, as the opening value of group inventory does not include Slovnaft inventory while the closing does, together with the combined effect

of lower unit costs and inventory volume at MOL and additional royalty included in the closing gas inventory to reflect the recent changes in Mining Law. The value of work performed by the Group and capitalised was HUF 13.6 bn and HUF 14.9 bn in 2003 and in 2002, respectively.

Exploration and Production Overview

The Exploration and Production segment's operating profit decreased by 16.0 per cent to HUF 43.2 bn (HUF 51.4 bn in 2002) in 2003. Segmental profit was favourably influenced by the increase in crude oil production and higher transfer prices of domestically produced gas, as an indirect consequence of the 2003 price rises. These positive factors were unable to compensate the effect of the negative changes in regulatory environment. Due to the enactment of Gas Supply Act, from August 9 HUF 16.2 bn supplementary mining royalty was paid on domestic gas production. A further HUF 2.1 bn provision was established for the potential revision of the supplementary royalty of 2003.

At the end of 2003, the Group held 32 exploration blocks in Hungary with a total area of 33,573 km^2. In 2003, 16 territorial permits for exploration expired, 8 of these were extended and we started exploration programmes in 2 new blocks.
We were able to achieve significant exploration results in the Hosszúpályi South gas field (discovered in 2001), where a well drilled with the purpose of continuing exploration operations increased the proven reserve of this field by 794 million m^3 and the total reserve is now over 4 billion m^3.

According to our reserve review, total net proved developed and undeveloped reserves of MOL Group at December 31, 2003 was 269.0 Mboe, consisting of 27.6 billion m^3 (187.7 Mboe) of natural gas (including condensate and gas liquids) and 10.8 million t (81.3 Mboe) of crude oil. The reserves in December 31 2002 consisted of 30.2 billion m^3 (200.8 Mboe) of natural gas and 9.8 Mt (74.1 Mboe) of crude oil.
New findings and field extension increased our reserves by 10.4 Mboe, while a further increase of 3.3 Mboe was as a result of the intensified enhanced oil recovery techniques. However, due to the supplementary mining royalty, in net value terms, the growth was 10.2 Mboe and 3.2 Mboe, respectively. 2003 annual production reduced our reserves by 22.9 Mboe, while the revaluation of reserves reduced them by a further 12.1 Mboe. The net revaluation of 12.1 Mboe includes a positive item of 7.2 and a negative item of 19.3 related to the impact of the supplementary royalty. The reserve acquisition related to the ZMB project, following 2003 annual production of 3.6 Mboe, generated an increase of 15.7 Mboe in our net reserves.

MOL's share of the estimated crude oil reserve of ZMB was approximately 10 million tons as of 31 December, 2002. The recoverable reserve estimation was approved by the relevant Russian authority. In March, 2003, the Reserve Assessment and Grading Committee of MOL evaluated ZMB reserves in line with international standards. The evaluation confirmed that a proven and probable reserve of 10 million tons can be qualified as recoverable. Based on the available information at the date of the evaluation and by applying a conservative approach, the Committee, however, recorded 3.4 million tons as MOL's share of gross proven oil reserves that are available in the part of the field where development has already been completed. In 2004 a new reserve evaluation will be submitted to the Russian authority in parallel with the progress in the field's development. At the same time we will also re-evaluate reserves according to international standards. Until that time MOL registers the gross proven oil reserve of ZMB on the basis of the reviewed 3.4 million tons of 31 December, 2002 less 2003 production.

In 2003, work continued at our promising foreign exploration projects. The project in Yemen was continued in both blocks in 2003. In block 49 seismic measurements were finished, a drilling exploration plan was prepared, and in the approved areas we started preparing the necessary ground-work for drilling operations. In block 48 the obligation of the first exploration phase was fulfilled by drilling two exploratory wells. Results showed a new, promising exploration possibility on the South side of the block, which supported the entry into the second exploration phase, lasting for 2 years. The preparation of the seismic program and the planning of measurements for 2004 were started.

In Pakistan, MOL as operator and a consortium member, found promising gas fields in 2002. According to the preliminary results of the Manzalai-1 exploratory well, the initial estimate of the gas inventory of the field is between 16 and 80 billion m^3. The reserve was not included in the 2003 reserve revaluation. MOL's actual share in the project is 10%. The project was continued in 2003 with a reserve appraisal and the extension of the exploratory phase.

Domestic crude oil production was 1.1 Mt in 2003, up 8% compared to the previous year, due to production intensification at existing fields and trial production at new fields. Natural gas production (net dry) was 2.9 bn m^3 in 2003, down 5.2% year-on-year (-162 mn m^3).
In 2003, average daily net domestic oil and natural gas production was 10,999 toe (11,192 toe in 2002). Gas production was 70.2% of the total production calculated on a crude oil equivalent basis (72.7% in 2002). Condensate volumes decreased by 10.8% from 245 kt to 219 kt. We applied Enhanced Oil Recovery (EOR) procedures in 7 fields, representing 15.9% of total production (0.2 M tonne).

MOL and Yukos signed the Joint Venture agreement for ZMB project on December 19, 2002. Joint production started in 2003. Production from the field was 1.241 Mt in 2003, of which MOL's share was 0.621 Mt. As part of the intensive investment program during the year, 70 oil-producing, 7 water-producing and 35 water injection wells were put into operation.

In spite of the favourable effect of the international crude oil production from the second quarter of 2003, the average production cost of crude oil was 4.1 USD/bbl in 2003 compared to 3.9 USD/bbl in 2002. The average production cost of natural gas rose from 9.0 USD/thousand m^3 to 13.3 USD/ thousand m^3. The increase in unit costs was caused mainly by higher maintenance cost at mature fields and the weakening US Dollar against the Forint.

Refining and Marketing Overview

External environmental factors (crude oil and product price changes, foreign exchange rates, differing rates of economic growth and demand in regional countries) had mixed effects on the profit of the Refining and Marketing segment in 2003. Due to changes in world market crude oil and product prices, the refinery margin improved significantly compared to the previous year. Increased regional demand also contributed to the good performance of the segment. However, the strength of Hungarian Forint against the US Dollar had a negative effect on segmental profitability.

Segmental operating profit was HUF 67.9 bn, a rise of 82% compared to 2002. Operating profit excluding provisions created for redundancy charges and environmental protection and divestitures was HUF 74.6 bn, to which Slovnaft's consolidation from the second quarter of 2003 contributed HUF 19.2 bn.

In 2003 we processed 10.5 Mt of crude oil, compared to 6.0 Mt in the previous year (an increase of 75%), mainly due to the Slovnaft consolidation, though Hungarian processing also grew by 5.9%. There was a slight shift in crude supply towards domestic crude oil, which represented 17.2% (1.1 Mt) of refinery processing at the Duna Refinery. Slovnaft processed 4.1 Mt of imported crude oil, 39.5% of the total annual crude oil processed by the Group. During the year the import of crude oil was integrated with Slovnaft and a long-term supply agreement was signed with the Russian supplier, Yukos, for the delivery of 7.2 million tons of crude oil annually. This step already resulted in a saving in 2003.

Aggregate refinery product sales volumes were 10.2 Mt (including sales of LPG and gas products but excluding the chemical raw materials sold to TVK), compared to the 6.9 Mt achieved in 2002. The reason for the improvement (3.3 Mt) was mainly the consolidation of Slovnaft's sales to Slovakia, Czech Republic, Austria and Poland.
Hungarian sales were almost the same as in the previous year, while the Group's sales outside Hungary increased from 2.7 Mt to 6.0 Mt. Slovnaft's sales on the Slovakian market contributed 1 Mt to this growth, while Slovnaft's regional (excluding the Hungarian market) sales were 2.3 Mt. Group regional sales outside Hungary and Slovakia almost doubled. Within this, motor gasoline and kerosene sales more than doubled, while gas oil sales increased by almost 100%.

MOL's Hungarian fuel sales increased by 1.2%, exceeding domestic fuel demand growth of 1%. In spite of a slight decrease in domestic consumption, motor gasoline sales increased by almost 1%. MOL's gas oil sales increased by 1.4%, slightly below the 2% market growth. Therefore our wholesale market share of gasoline increased by 1%, to 81%, while for gas oil it remained stable at 80%.

In addition to sales made outside the MOL Group, the Refining and Marketing segment transferred 1,196 kt of naphtha, 82 kt of petrochemical-grade gas oil and 336 kt of other products to the Petrochemical segment in 2003 (795kt, 119kt and 193kt in 2002 respectively), while the Petrochemical segment transferred 397 kt of various by-products to Refining and Marketing (195 kt in 2002).

Demand from the main customer for bitumen, the road construction industry, was significantly lower than in the previous year. As a result of this, Hungarian bitumen sales dropped by 22%.

In 2003 our LPG and gas products sales on the Hungarian market decreased in a shrinking market. Therefore our market share remained stable. We remained the market leaders, our wholesale market share was 82%, while our retail market share was 22%.
Our LPG gas sales developed further in 2003, with our retail autogas sales increasing by 19%. The number of our own and franchise autogas sales points increased from 104 in the previous year to 112.

We continued our filling station efficiency program in Hungary. As a result of this, several low-turnover filling stations were closed. Due to the efficiency improvement program, in spite of a slight fall in sales volume, the sales volume per MOL filling station in Hungary grew 1.8% in 2003 year-on-year. According to data from the Hungarian Petroleum Product Association (MÁSZ) our retail market share in motor gasolines was 40.7%, and in gas oils was 46.7%. The profitability of our Hungarian retail network improved further.

Our shop sales on the Hungarian market increased by 22%, while non-fuel sales per litre of motor fuel sold grew by 24%. Our fuel card sales increased by 2.8%.

As a result of the Slovakian efficiency improvement program, sales volume per filling station increased by 11.2%. Slovnaft's Slovakian retail market share according to SAPPO was 45% for motor gasoline, and 46% for gas oil. In the Slovakian market, our shop sales improved by 8%, non-fuel sales per litre of motor fuel sold increased to a lesser extent, by 4% due to the strong growth of motor fuel sales volume.

At the end of 2003, we had 764 filling stations. In Hungary we had 348 filling stations as the combined effect of greenfield investments, the closing of low-efficiency filling stations and reconstruction shutdowns. The number of MOL filling stations in the region increased from 54 to 61 in 2003. In addition, MOL signed a contract to acquire 23 petrol stations in Romania in 2003 and the closing of this transaction is expected to take place in the first half of 2004. Due to the Slovnaft consolidation, the number of our Group filling stations increased by 355 Slovnaft filling stations, of which 298 are operated in Slovakia and 42 in the Czech Republic.

Petrochemicals Overview

In 2003, the unfavourable industry environment negatively influenced the operating profit of the petrochemical segment again. Average USD feedstock prices were 22-23% higher compared to the previous year, while quoted polymer prices fell by 1% year-on-year in Euro terms. However the weakening Forint against the Euro, the stronger Euro against USD and the favourable price-performance on export markets mitigated to some extent the unfavourable price tendencies.

The segment's operating costs went up compared to 2002 due to Slovnaft's full consolidation, although both Slovnaft and TVK significantly cut their expenditure year-on-year. Operating profit in 2003 was also reduced by an additional depreciation charge of HUF 1.8 bn, as the useful life of revalued assets of TVK was revised in MOL's consolidated accounts. In 2003 the segment result was a HUF 1.3 bn profit, compared to HUF 3.1 bn in 2002.

The integrated petrochemical margin, calculated from EUR-denominated feedstock and quoted product prices, fell by 7% year-on-year in 2003. Average quoted prices fell further in 2003. Polyethylene product prices decreased by between 2 and 6% year-on-year, while the increase in PP product prices (+2.6%) was significantly less than the increase in feedstock prices. HDPE prices remained relatively undervalued compared to other polymer products. The LDPE, HDPE and PP margins decreased by 1%, 7% and 6%, respectively, compared to 2002.

2003 product sales grew by 34% to 1,092.6 kt, mainly due to the consolidation of 293.9 kt of Slovnaft sales. MOL Group sold 84.4 kt of ethylene directly to Borsodchem, the sole Hungarian PVC producer, in 2003, compared to 83.1kt in 2002. Polymer sales were 762.8 kt, of which 31% was LDPE, 24% HDPE, and 45% PP sales. MOL Group's market share in Hungary was 62%, 43% and 66% in LDPE, HDPE and PP products. MOL Group increased its LDPE and PP market share, while the 7% lower HDPE market share was caused by the cessation of production of low-profit injection mould products and the demand shift to more up-to-date HDPE products.

Sales on the Slovakian market grew to 79.1 kt, as a result of the Slovnaft consolidation. MOL Group's Slovakian market share in LDPE and PP products was 72% and 40%, respectively. The latter shows a considerable decrease compared to 2002, due to lower production volume (caused by the steam cracker shutdown) and stronger market competition.

In other European markets, Group sales increased by 209.6 kt compared to 2002, mainly due to Slovnaft consolidation. In our main export markets, in Germany, Poland and Italy, TVK and Slovnaft successfully implemented a single-channel sales operation for polymer products.

Natural Gas Overview

The Natural Gas segment reported an operating profit of HUF 6.2 billion compared to a profit of HUF 0.2 billion in 2002. The main reason for the improvement was the one-off gain of HUF 11.2 bn on the sale of certain retail gas companies.

Revenue from wholesale natural gas sales increased from HUF 361.1 billion to HUF 422.0 billion, as a result of an increase of 7.5% in the average selling price and 8.8% higher sales volume. The gas segment traditionally transits natural gas to Bosnia-Hercegovina and Serbia-Montenegro. Natural gas transit revenue was HUF 8.0 billion in 2003, which represents an increase of HUF 1.1 billion compared to 2002. Transit volume was 2.0 billion m^3 against 1.8 billion m^3 in 2002.

Total natural gas sales volume in 2003 was 14.0 billion m^3, 1.1 bn m^3 higher than in 2002. Sales to gas distribution companies increased by 11.7%, due to the unusually cold weather in the first three months of 2003. The consumption of the energy generation sector grew slightly (+0.1 bn m^3), mainly due to the partial shutdown of Hungary's sole nuclear power station in Paks. Gas demand from the industrial sector decreased by 0.1 bn m^3, primarily as a consequence of a major maintenance shutdown at one of our main industrial consumers.

Sales of imported gas represented 11.4 bn m^3, 81.5% of total sales, compared to 10.0 bn m^3 and a 77.8% share in 2002. Sales from domestic production were 2.6 bn m^3 compared to the 2.9 bn m^3 in 2002. In 2003, 3.9 bn m^3 natural gas was injected into storage (0.6 bn m^3 into Ukranian storage), in preparation for the expected high winter demand.

In 2003 the Company realised a loss on gas sales. Higher average sales price were not able to compensate for the considerable increase in the average import price compared to the previous year. 2003 results were affected by the 12-15% price increase for residential customers and for non-residential consumers (with less than 500 m^3/hour consumption) from May 15, 2003 and an average 16% for the non-residential customers from October 15, 2003. However, due to an average 12.4% increase in the HUF-denominated import prices, the average import price of natural gas (31.8 HUF/m3) exceeded the average selling price by 1.7 HUF/m3. As a result of the increase in sales prices, in 2003 only a minor devaluation was required for the year-end inventories stored in underground storage (HUF 0.2 bn), compared to HUF 1.2 bn in 2002.

Corporate and other segment overview

In 2003 the Corporate and other segment's operating result deteriorated only slightly (by HUF 0.5 bn) in spite of the consolidation of Slovnaft's corporate and other segment from April 1, 2003 (a loss of HUF 10.9 bn).
This negative effect of consolidating Slovnaft overheads was counterbalanced in part by lower provisions without Slovnaft. In addition, personnel and other headcount-related expenditures without Slovnaft also decreased, due to a lower closing headcount, reflecting our efficiency improvement measures.
The closing headcount of the segment without Slovnaft fell from 1,650 in 2002 to 1,440 in 2003.

Controllable costs

Controllable costs without Slovnaft and one-off items increased by HUF 3.1 bn (1.5%) in 2003 in nominal terms compared to the previous year, mainly due to the addition of controllable costs at our Russian oil production company (by HUF 1.9 bn) and the additional transportation costs related to higher oil product sales. This increase was partially compensated by the decrease in personnel expenses related to the lower closing headcount as a result of the efficiency improvement measures. Controllable costs without Slovnaft and one-off items decreased by 4.0% in real terms.

Net Financial Expenses

Total financial income in 2003 was HUF 9.9 bn, 67% lower than in 2002 mainly due to the lower foreign exchange gain of HUF 2.7 bn in the period compared to the net foreign exchange gain of HUF 24.2 bn in 2002. Total financial expenses for 2003 amounted to HUF 26.0 bn, of which interest payable was HUF 16.8 bn, down by 3% mainly due to the lower average effective interest rates than in the comparative period. Exchange losses and other financial expenses for 2003 decreased by 43% mainly as a result of the improved efficiency of our risk management transactions to cover foreign exchange exposure.

Income from associates

Income from associates was HUF 5.4 bn; the majority of this amount relates to Slovnaft's first quarter results and ÉGÁZ, DÉGÁZ and Panrusgas full year results.

Profit before Taxation

As a result of the above mentioned factors, the Group's profit before taxation in 2003 was HUF 72.1 bn compared to HUF 66.9 bn in 2002.

Taxation

In 2003 actual tax payable reduced Group results by HUF 4.6 bn compared with HUF 1.0 bn in 2002. All current tax is originated from subsidiaries since in both 2003 and 2002 MOL has enjoyed a 100% tax holiday because in prior years it capitalised manufacturing assets with value more than HUF 10 bn. MOL expects to enjoy the same allowance in 2005, though not in 2004.

In 2003, deferred taxation had a significant (HUF 37.1 bn) positive effect on the income tax position of the Group. MOL unbundled its gas business to three 100% owned subsidiaries as of 31 December 2003 involving all the fixed assets and inventories of the Natural Gas segment. As a result, unrealised gains on intergroup transfers were recognised in the Hungarian Accounting Standard based accounts. Due to the fact that this gain increased the tax base, but was eliminated in the consolidation, the increase in future depreciation gives rise to a deferred tax asset.

Net Income

In 2003 a HUF 4.9 bn gain was allocated to minority shareholders reducing consolidated net income to HUF 99.7 bn, while in 2002 a loss of HUF 0.3 bn was allocated, which increased consolidated net income to HUF 65.3 bn. The HUF 5.2 bn increase of Minority interests reflects the higher contribution from Slovnaft and TVK.

Cash flow

Consolidated Cash Flow

	2003 HUF millions	2002 HUF millions
Net cash provided by operating activities	203,158	167,845
of which movements in working capital	23,852	18,624
Net cash used in investing activities	(298,529)	(65,213)
Net cash provided by/(used in) financing activities	114,639	(118,292)
Net increase/(decrease) in cash equivalents	19,268	(15,660)

Operating cash flow was HUF 203.2 bn, representing an increase of 21%, mainly reflecting the contribution of Slovnaft and the beneficial effects of the increased refinery margins in the Refining and Marketing segment. Operating cash flow before movements in working capital and corporate tax payments increased by 23%. The improvement in our working capital position increased funds by HUF 23.9 bn, arising from the HUF 49.5bn increase in trade and other payables, that was partially offset by the negative effect of an increase in inventories and trade receivables, of HUF 21.1 bn and HUF 5.3 bn, respectively. Corporate tax paid amounted to HUF 6.1 bn, reflecting mainly the contribution of Slovnaft.

Net cash used in investment activities was HUF 298.5 bn compared with HUF 65.2 bn in 2002. Capital expenditure and exploration costs increased significantly from HUF 90.3 bn in 2002 to HUF 186.9 bn in 2003, mainly as a result of the ongoing quality improvement projects in the Danube and Bratislava Refineries, TVK's strategic petrochemical development programme and the development of the Zapadno-Malobalyk field in Russia. Cash used for the acquisition of subsidiaries, joint ventures and associated companies reflects our strategic achievements of increasing our ownership to 70% in Slovnaft, of becoming joint holders of the Zapadno-Malobalyk field and of acquiring a 25% interest in the INA Group. Cash inflows from the sale of subsidiaries and of other investments include the consideration received in respect of the divestment of a large part of our gas distribution portfolio, as well as the disposal of two other significant non-core entities (MOL-Chem and Rotary).

Net financing cash inflows amounted to HUF 114.6 bn, as a consequence of debt being raised (primarily long term revolving credit facilities) to finance the capital expenditure and acquisitions described above.

Cash totalled HUF 62.8 bn at the end of 2003, increasing from HUF 42.3 bn at the end of 2002.

Financing Sources

In 2003, in spite of strong cash generation, the MOL Group's financing requirements increased significantly. Long-term financial debt increased by HUF 144.0 bn, mainly on account of the financing required for investments and acquisitions (including USD 85 million for Slovnaft and USD 505 million for INA). Working capital requirements were covered, in addition to syndicated facilities, by the Forint-denominated bond programme, by overdraft facilities and by smaller scale bilateral loans.

The Group's total debt as at 31 December 2003 was HUF 424.0 bn, consisting of short-term debt (including the current portion of long-term debt) of HUF 135.3 bn and long-term debt of HUF 288.7 bn. At 31 December 2003 with net debt of HUF 352.0 bn, the gearing ratio (calculated as net debt to net debt plus shareholders' equity plus minority interest) was 34.1%.

The currency composition of the Group's total long-term debt as at 31 December 2003 was 51.8% EUR, 38.0% USD and 10.2% HUF. The composition of the long-term debt was determined on a portfolio basis taking into account the actual currency exposure of the Group's activities and lower interest rates payable in foreign currencies. Short-term debt increased from HUF 116.1 bn at 31 December 2002 to HUF 135.3 bn at 31 December 2003. The currency composition of total debt as at 31 December 2003 was 44.7% EUR, 36.0% USD, 18.2% HUF and 1.1% denominated in other currencies.

In the first half of 2003 MOL refinanced the maturing part of the HUF 100 billion debt-issue programme with further issues. The placement of bonds with an aggregate face value of HUF 33 bn were significantly oversubscribed. The Bond Programme offers MOL flexible access to the domestic debt capital market and allows for a diversification of financing sources.

In the summer of 2003 MOL established a new EUR 750 million medium term financing package. The financing package consists of a EUR 600 million syndicated loan and an EBRD EUR 150 million environmental project loan. In the autumn of 2003, MOL also raised a EUR 400 M bridge facility with one plus one year tenor.

In 2003, the Group average cost of borrowing for its long- and short-term debt was 3.7% (including interest received on deposits and short-term investments) before accounting for foreign exchange gains and losses, while after accounting for foreign exchange gains and losses the average cost of borrowing fell to 2.1%.

Risk management

MOL as an integrated oil and gas company takes into account the considerable portfolio effects that exist between its businesses when determining risk management strategy. In 2003, we further developed our risk measurement methodology and integrated Slovnaft and TVK into our risk measurement framework. We are currently using a Cash Flow at Risk method, based on Monte Carlo simulation. In 2003 risk management focused on managing the main risk drivers and in particular, import gas prices through the relevant commodities of reference and the short USD, long HUF exposure through EUR/USD option strategies. During the year the currency mix of our debt was kept broadly the same as in 2002, though the proportion of foreign currency denominated debt increased towards the end of the year due to raising new loans in foreign currencies prompted by the significant increase in HUF interest rates. The following transactions were carried out:

- Import gas prices were hedged in 2002 and 2003 for a crisis scenario. This hedge was based on the import gas formula.
- The payment of the INA transaction was hedged with EUR/USD option strategies.
- The currency mix of the long-term debt was determined by taking into account the short USD cash-flow position. The currency mix of the debt at year-end is detailed in the "Financing Sources" section above. Following the positive change in the gas regulatory environment and our increased presence in the petrochemical industry, no major change is expected in the current currency composition of debt in the near future.
- Part of the short USD cash flows were hedged throughout the year with EUR/USD options.
- The fixed versus floating interest rate position was kept at low level, enabling the Company to benefit from the fall in international and, for part of the year, domestic interest rates, thus reducing funding costs substantially.

The Company has not engaged and does not intend to engage in speculative transactions.

Capital expenditure program

MOL Group CAPEX

	2003 HUF millions	2002 HUF millions
Exploration and Production	58,481	26,362
Refining and Marketing*	77,426	22,007
Natural Gas	11,078	8,974
Petrochemicals	64,616	21,941
Corporate and other	155,828	10,342
Total	367,429	89,626

* Including Refining and Marketing Division and Retail Division

Due to our strengthening regional position and the consolidation of Slovnaft, our capital expenditures significantly increased in 2003. The value of MOL Group capital expenditure (including exploration costs) in 2003 was HUF 367.4 bn, compared to HUF 89.6 bn in 2002.

In 2003 the Exploration and Production Segment spent HUF 9.6 bn on domestic exploration activities, HUF 1.2 bn less than in the previous year. In 2003 HUF 14.5 bn was spent on production projects at previously discovered fields, compared to HUF 12.5 bn in 2002. Within the framework of these projects we continued the implementation of the crude oil production intensification program, and maintained the technical level of our production facilities.
In the case of foreign exploration and production projects the capital expenditure exceeded the previous year by HUF 32.5 bn, mainly due to the financial closing of the ZMB project in 2003.

Capital expenditure of the Refining and Marketing Division grew significantly (by HUF 36.2 bn) in 2003. At the Duna Refinery considerable investment was made on the EU 2005 diesel and gasoline quality improvement program, which proceeded on schedule. Furthermore the consolidation of Slovnaft's Refining and Marketing Division capital expenditure also contributed to the significant growth.
MOL implemented several logistics investment projects (with related expenditure of HUF 5.2 bn in 2003 and HUF 3.9 in 2002) in order to ensure that our pipeline system and depot operations comply with the stricter legal and environmental requirements.

At the Retail Division capital expenditure grew to HUF 23.2 bn, which includes the HUF 9.5 bn value of Slovnaft's investments in this area. The capital expenditure of MOL's retail activities increased to HUF 13.7 bn in 2003, compared to HUF 3.9 bn in 2002.Spending on domestic projects increased by 149.5% compared to 2002. We made important progress in our network development program and in order to strengthen our market position we spent over HUF 1.0 bn on refurbishing filling station shops. We also made significant progress developing our regional network, by purchasing 23 Shell filling stations in Romania and establishing 6 new filling stations in Slovenia.

Capital expenditure in the Gas Business grew by HUF 2.1 bn in 2003 compared to the previous year. Investments in the gas transmission system increased by 46.8% (HUF 2.2 bn), compared to 2002. In spite of this rise, the main part of the spending was on maintenance work. We spent HUF 3.5 bn in 2003 on reconstruction work on the underground gas storage system, in order to maintain capacity and technical operating standards.

At the Petrochemical Segment the investments of Slovnaft were consolidated from the second quarter of 2003 and contributed HUF 9.6 bn to segment capital expenditure.
TVK, part of the petrochemical segment, continued the implementation of the strategic development project launched in 2002. The aim of the project is to increase the olefin cracker from 370 kt per year to 620 kt per year and high-density polyethylene production capacities from 200 kt per year to 400 kt per year (as part of this project, the extension of the polypropylene production capacity was completed in 2002). Following the completion of this project, TVK total polymer production capacity will increase to 800 kt per year (including 120 kt per year LDPE and 280 kt per year PP).The site construction work proceeded on schedule and in line with the planned completion by the end of 2004. The implementation of the new polypropylene capacity at Slovnaft also advanced. The new polypropylene plant, with a nameplate capacity of 255 kt per year, will replace two existing outdated facilities. With the completion of these projects, MOL Group total ethylene capacity will increase to 840 kt per year, while total polymer capacity will be 1,255 kt per year. As a result of this strategic project, the capital expenditure of the segment reached HUF 64.6 bn in 2003, significantly higher than the HUF 21.9 bn spent in the previous year.

The capital expenditure of the Corporate and other Segment was HUF 155.8 bn, of which Slovnaft contributed HUF 1.1 bn. MOL Corporate Service spending, without acquisitions, decreased by HUF 3.5 bn. Nevertheless HUF 3.7 bn was spent on the development of information systems (SAP R/3, RIS, ARIS), compared to HUF 1.9 bn in 2002.
Segment capital expenditure was dominated by the acquisition of shareholdings in Slovnaft (HUF 23.4 bn), INA (HUF 115.3 bn) and TVK (HUF 10.4 bn).

Litigation

Within the ordinary course of business the following proceedings could have significant effect on MOL's financial conditions:

It is MOL's understanding that the Minister of Economy did not apply the gas price formula and the effective wholesale gas price was not in compliance with the relevant regulations in recent years. Therefore, because the determination of the wholesale gas price was in breach of the applicable regulations, MOL commenced civil proceeding for the reimbursement of damages of HUF 7.3 billion (sustained in July, August and September 2000 and subject to further increase) against the Minister of Economy, the Ministry of Economy and the Government at the Municipality Court of Budapest in 2000. After the courts rejected MOL's claim and appeal, as well as its extraordinary appeal against the final decision, MOL filed a constitutional claim at the Constitutional Court of the Republic of Hungary as well as an application to the European Court of Human Rights in Strasbourg against the Hungarian State to award just compensation for the damages that MOL has suffered as a result of the violation of its rights. The European Court of Human Rights has rejected MOL's claim, but the ruling of the Constitutional Court is still pending.

In March 2001 MOL brought a claim for damages of approximately HUF 5.6 billion before the Hungarian Court of Arbitration against MB Kőolajkutató Rt. because of the gas explosion at the underground storage facility located in the town of Pusztaszőlős. We expect the decision of the Court of Arbitration during 2004.

In 2000 the Hungarian Autoclub brought an action against MOL at the Competition Office because of the alleged abuse of its dominant position in the setting of its fuel prices. In January 2001 the Competition Office terminated the proceeding as it found that MOL's practice was in compliance with law. The Hungarian Autoclub requested a judicial review of the Competition Office's decision. Referring to its significant effect on the national economy the court ordered in its final decision that the Competition Office should conduct a new investigation into MOL's wholesale pricing for the period between 1997 and 2000, also by using cost-based analyses. The investigation of the Competition Office is pending.

The minority owners holding an approximate 23% ownership interest have initiated court proceedings against MOL as the majority owner of Balatongáz Ltd. to determine that MOL purchased their ownership interests for a total purchase price of HUF 83 million price and for damages of HUF 3 billion. In its interim ruling the court of first instance rejected the claim regarding the sale of the ownership interests to MOL. An appeal against this decision has been filed by the minority owners.

MOL initiated court a proceeding against Petrol Projekting Budapest (PPB) Ltd. for the reimbursement of advance payments, rental and brokerage fees paid by MOL to PPB in connection with the establishment of petrol stations, for a total amount of HUF 490 million. PPB acknowledged the legal basis and amount of the claims, however, it filed a counter claim against MOL for damages of HUF 3.2 billion.

Among MOL's consolidated subsidiaries there are two significant pending lawsuits against Slovnaft, a.s. in connection with previous commercial agreements for a total amount of approximately USD 25 Million.

Consolidated financial statements as of 31 December 2003 and 2002 prepared in accordance with International Financial Reporting Standards together with the independent auditors' report

MOL Magyar Olaj- és Gázipari Rt. and Subsidiaries

To the Shareholders of MOL Magyar Olaj- és Gázipari Rt.:

We have audited the accompanying consolidated balance sheet of MOL Magyar Olaj- és Gázipari Rt. and its subsidiaries ("the Company") as of 31 December 2003 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended and the related notes presented on pages 33 to 70. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the consolidated financial statements of Slovnaft a.s., a subsidiary of the Company, which statements represent 23% of consolidated total assets (2002: 10%) and 20% of consolidated net sales (2002: 0%) as of and for the year ended 31 December 2003. Further, we did not audit the consolidated financial statements of INA d.d., a corporation in which the Company has 25% interest at 31 December 2003, which statements represent 5% of consolidated total assets as of 31 December 2003 (2002: 0%). Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Slovnaft a.s. and INA d.d. is based solely on the report of the other auditors.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of other auditors, the financial statements referred to above give a true and fair view of the consolidated financial position of MOL Magyar Olaj- és Gázipari Rt. and its subsidiaries as of 31 December 2003 and of the consolidated result of their operations and their cash flows for the year then ended in accordance with International Financial Reporting Standards.

Ernst & Young Kft.

Ernst & Young Kft.
Budapest, Hungary
19 March 2004

Consolidated balance sheets
31 December 2003 and 2002

ASSETS	Notes	2003	2002
	HUF millions	HUF millions	
Non-current assets			
Intangible assets	3	29,160	26,000
Property, plant and equipment, net	4	837,745	472,739
Investments in associated companies	6i)	128,960	101,606
Other investments	6 ii)	5,475	4,119
Deferred tax assets	25	52,895	18,134
Other non-current assets	7	19,333	8,123
Total non-current assets		**1,073,568**	**630,721**
Current assets			
Inventories	8	174,132	120,325
Trade receivables, net	9	165,057	121,459
Investments	10	9,228	9,288
Other current assets	11	47,909	35,440
Cash and cash equivalents	12	62,841	42,251
Total current assets		**459,167**	**328,763**
TOTAL ASSETS		**1,532,735**	**959,484**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Shareholders' equity			
Share capital	13	93,128	93,245
Reserves	14	331,021	246,934
Net income for the year		99,720	65,262
Total shareholders' equity		**523,869**	**405,441**
Minority interest		**155,752**	**68,714**
Non-current liabilities			
Long-term debt, net of current portion	15	288,701	144,746
Provisions for liabilities and charges	16	55,781	49,432
Deferred tax liabilities	25	14,213	587
Other non-current liabilities	17	72,482	270
Total non-current liabilities		**431,177**	**195,035**
Current liabilities			
Trade and other payables	18	260,420	159,029
Provisions for liabilities and charges	16	26,172	15,173
Short-term debt	19	70,756	64,634
Current portion of long-term debt	15	64,589	51,458
Total current liabilities		**421,937**	**290,294**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**1,532,735**	**959,484**

Zsolt Hernádi
Chairman of the Board of Directors
Chief Executive Officer

Michel-Marc Delcommune
Member of the Board of Directors
Chief Financial Officer

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of operations 31 December 2003 and 2002

	Notes	2003 HUF millions	2002 HUF millions
Net sales	20	1,504,038	1,159,657
Other operating income	21	20,298	7,273
Total operating revenues		**1,524,336**	**1,166,930**
Raw materials and consumables used		1,179,812	868,500
Personnel expenses	22	80,140	73,801
Depreciation, depletion, amortisation and impairment		95,450	71,608
Other operating expenses	23	122,547	95,351
Change in inventories of finished goods and work in progress		(22,787)	15,428
Work performed by the enterprise and capitalised		(13,636)	(14,927)
Total operating expenses		**1,441,526**	**1,109,761**
Profit from operations		**82,810**	**57,169**
Financial (income)/expense, net	24	16,075	(1,888)
Income from associates		(5,405)	(7,866)
Profit before tax		**72,140**	**66,923**
Income tax expense/(benefit)	25	(32,476)	1,939
Profit after tax		**104,616**	**64,984**
Minority interest		(4,896)	278
Net income		**99,720**	**65,262**
Basic earnings per share (HUF)	**26**	**985**	**675**
Diluted earnings per share (HUF)	**26**	**984**	**675**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in shareholders' equity 31 December 2003 and 2002

	Share capital	Hedging reserve	Translation reserve	Treasury shares	Equity component of compound debt instruments	Retained earnings	Total reserves	Net income	Total
	HUF millions	HUF millions	HUF millions	HUF millions	HUF millions	HUF millions	HUF millions	HUF millions	HUF millions
Balance 1 January 2002	**97,818**	**(631)**	**(6,087)**	**(2,216)**	**-**	**276,956**	**268,022**	**1,241**	**367,081**
Appropriation of 2001 net income	-	-	-	-	-	1,241	1,241	(1,241)	-
Dividends approved	-	-	-	-	-	(5,380)	(5,380)	-	(5,380)
Net purchase of treasury shares (Note 13)	(4,573)	-	-	(18,710)	-	-	(18,710)	-	(23,283)
Cash-flow hedges, net of deferred tax (Note 27)	-	2,712	-	-	-	-	2,712	-	2,712
Currency translation differences	-	-	(951)	-	-	-	(951)	-	(951)
Net income	-	-	-	-	-	-	-	65,262	65,262
Balance 31 December 2002	**93,245**	**2,081**	**(7,038)**	**(20,926)**	**-**	**272,817**	**246,934**	**65,262**	**405,441**
Appropriation of 2002 net income	-	-	-	-	-	65,262	65,262	(65,262)	-
Dividends approved	-	-	-	-	-	(5,183)	(5,183)	-	(5,183)
Net purchase of treasury shares (Note 13)	(117)	-	-	(501)	-	-	(501)	-	(618)
Cash-flow hedges, net of deferred tax (Note 27)	-	5,751	-	-	-	-	5,751	-	5,751
Currency translation differences	-	-	15,901	-	-	-	15,901	-	15,901
Slovnaft acquisition (Note 5)	-	-	-	-	2,857	-	2,857	-	2,857
Net income	-	-	-	-	-	-	-	99,720	99,720
Balance 31 December 2003	**93,128**	**7,832**	**8,863**	**(21,427)**	**2,857**	**332,896**	**331,021**	**99,720**	**523,869**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of cash-flows 31 December 2003 and 2002

	Notes	2003 HUF millions	2002 HUF millions
Profit from operations		**82,810**	**57,169**
Adjustments to reconcile operating profit to net cash provided by operating activities			
Depreciation, depletion, amortisation and impairment		95,137	71,394
Net unrealised gain recorded on financial instruments		(1,377)	(816)
Write-off of inventories		985	2,162
Impairment losses, net		5,644	3,239
Increase in provisions		5,367	9,245
Net gain on sale of fixed assets		(1,119)	(139)
Net gain on sale of subsidiaries		(9,877)	(729)
Exploration and development costs expensed during the year		9,389	9,109
Other non cash items		(1,514)	(9)
Operating cash flow before changes in working capital		**185,445**	**150,625**
Decrease / (increase) in inventories		(21,051)	1,838
Decrease / (increase) in accounts receivable		(5,344)	14,330
(Increase)/decrease in other receivables		786	(6,172)
Increase in accounts payable		39,455	2,509
Increase in other current liabilities		10,006	6,119
Corporate taxes paid		**(6,139)**	**(1,404)**
Net cash provided by operating activities		**203,158**	**167,845**
Capital expenditures, exploration and development costs		(186,875)	(90,334)
Proceeds from disposals of fixed assets		3,069	4,781
Acquisition of subsidiaries, net cash	30a	(11,811)	-
Acquisition of joint ventures, net cash	30a	(22,517)	-
Net cash inflow on sales of subsidiary undertakings	30b	21,573	5,508
Acquisition of associated companies		(113,729)	(1,280)
Acquisition of other investments		(241)	-
Proceeds from disposal of investments		2,894	1,860
Changes in loans given and long-term bank deposits		307	(1,901)
Changes in short-term investments		(1,750)	4,334
Interest received and other financial income		6,711	5,789
Dividends received		3,840	6,030
Net cash used in investing activities		**(298,529)**	**(65,213)**
Issuance of long term notes		9,200	14,368
Repayment of long term notes		-	(4,463)
Issuance of zero coupon notes		-	15,467
Issuance of long-term debt	30c	397,087	69,569
Repayments of long-term debt		(255,716)	(158,171)
Changes in other long term liabilities		485	(3,296)
Changes in short-term debt		(9,232)	(1,253)
Interest paid and other financial costs		(20,810)	(20,229)
Dividends paid to shareholders		(5,210)	(5,380)
Dividends paid to minority interest		(547)	(1,621)
Sale of treasury shares		25,965	3,114
Repurchase of treasury shares		(26,583)	(26,397)
Net cash provided by financing activities		**114,639**	**(118,292)**
(Decrease)/increase in cash and cash equivalents		**19,268**	**(15,660)**
Cash at the beginning of the year		42,251	57,911
Cash effect of consolidation of subsidiaries previously accounted for as other investment		221	-
Exchange differences on the consolidation of foreign subsidiaries		1,101	-
Cash at the end of the year		62,841	42,251

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements prepared in accordance with International Financial Reporting Standards

1 General

Magyar Olaj- és Gázipari Rt. (hereinafter referred to as MOL Rt. or the parent company) was incorporated on 1 October 1991 on the transformation of its legal predecessor, the Országos Kőolaj- és Gázipari Tröszt (OKGT). In accordance with the law on the transformation of unincorporated state-owned enterprises, the assets and liabilities of OKGT were revalued as at that date. MOL Rt. and its subsidiaries (hereinafter referred to as the Group or MOL Group) are involved in the exploration and production of crude oil, natural gas and other gas products, refining, transportation and storage of crude oil and natural gas and wholesale and retail marketing of crude oil products and natural gas. The number of the employees in the Group as of 31 December 2003 and 2002 was 15,866 and 12,932 respectively. The registered office address of the Company is Október huszonharmadika u. 18., Budapest, Hungary.

The shares of the Company are listed on the Budapest Stock Exchange. Global Depositary Receipts (GDRs) are listed on the Luxembourg Stock Exchange and are quoted on the SEAQ International in London and other over the counter markets in New York, Berlin and Munich.

2 Summary of significant accounting policies

MOL Rt. prepares its statutory financial statements in accordance with the requirements of the accounting regulations contained in Law C of 2000 on Accounting (HAS). Some of the accounting principles prescribed in this law differ from International Financial Reporting Standards (IFRS). The accompanying consolidated financial statements presented here have been prepared in accordance with IFRS formulated by the International Accounting Standards Board (IASB), effective as of 31 December 2003. A reconciliation between the shareholders' equity and the net income of MOL Rt. reported on an unconsolidated basis, under HAS and those reported in the accompanying consolidated financial statements is included in Note 33.

For the purposes of the application of the Historical Cost Convention, the accompanying consolidated financial statements treat the Company as having come into existence as of 1 October 1991, at the carrying values of assets and liabilities determined at that date, subject to the IFRS adjustments.

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the amounts reported in the financial statements and the Notes thereto. Although these estimates are based on the management's best knowledge of current events and actions, actual results may defer from those estimations.

These consolidated financial statements have been approved and authorised for issue by the Board of Directors on 19 March 2004.

The financial year is the same as the calendar year.

i) Changes in Accounting Policies

Due to a change in the regulation of mining royalty on natural gas effective from 9 August 2003, this royalty became payable upon extraction. As a result, previously expensed royalty fees are now capitalized in the production cost of own produced gas.

ii) Measurement Currency

Based on the economic substance of the underlying events and circumstances relevant to the Group, the measurement currency of the Group has been determined to be the Hungarian Forint (HUF).

iii) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of MOL Rt. and the subsidiaries that it controls. This control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital and is able to govern the financial and operating policies of an enterprise so as to benefit from its activities. The equity and the net income attributable to minority shareholders' interest are shown separately in the accompanying consolidated balance sheets and the accompanying consolidated statements of operations, respectively.

As required by SIC 33: Consolidation and Equity Method – Potential Voting Rights and Allocation of Ownership Interests immediately exercisable voting rights are taken into account in determining control.

The purchase method of accounting is used for acquired businesses by measuring assets and liabilities at their fair values upon acquisition, the date of which is determined with reference to the settlement date. Minority interest is stated at the minority's proportion of the fair values of net assets. Companies acquired or disposed of during the year are included in the consolidated financial statements from the date of acquisition or to the date of disposal.

The Company's interests in its joint ventures are accounted for by the method of proportionate consolidation, where a proportionate share of the joint venture's assets, liabilities, income and expenses is combined with similar items in the consolidated financial statements on a line-by-line basis.

Investments in associated companies (generally investments of between 20% to 50% in a company's equity) where a significant influence is exercised by the Company are accounted for under the equity method. An assessment of investments in associates is performed when there is an indication that the asset has been impaired or the impairment losses recognised in prior years no longer exist.

Intercompany balances and transactions, including intercompany profits and unrealised profits and losses are eliminated. The accompanying consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

Certain immaterial subsidiaries are not consolidated. These are presented at cost less any impairment in value in the accompanying consolidated financial statements (see Note 6 ii).

iv) Goodwill

The excess of the cost of an acquisition over the Company's interest in the fair value of the net identifiable assets of subsidiaries acquired as at the date of the exchange transaction is recorded as goodwill and recognised as an asset in the accompanying consolidated balance sheet. Goodwill is carried at cost less accumulated amortisation and accumulated impairment losses.

Goodwill is amortised to income on a systematic basis over its estimated useful life. The amortisation period is determined on a case by case basis and is generally between 5 and 20 years. The unamortised balances are reviewed at each balance sheet date to assess the probability of continuing future benefits. If there is an indication that goodwill may be impaired, the recoverable amount is determined for the cash-generating unit to which the goodwill belongs. If the carrying amount is more than the recoverable amount, an impairment loss is recognised.

v) Negative Goodwill

Negative goodwill is recognised in the accompanying consolidated statement of operations as follows:

- to the extent that negative goodwill relates to expected future losses and expenses that are identified in the Company's plan for the acquisition and can be measured reliably, that portion of negative goodwill is recognised as income when the future losses and expenses are recognised.
- the amount of negative goodwill not exceeding the fair values of acquired identifiable non-monetary assets is recognised as income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortisable assets.
- the amount of negative goodwill in excess of the fair values of acquired identifiable non-monetary assets is recognised as income immediately.

vi) Cash and Cash Equivalents

Cash includes cash on hand and cash with banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with remaining three months or less to maturity from the date of acquisition and that are subject to an insignificant risk of change in value.

vii) Trade receivables

Receivables are stated at face value less provision for doubtful amounts.

viii) Investments

The company adopted IAS 39, Financial Instruments: Recognition and Measurement on 1 January 2001. Accordingly, investments are classified into the following three categories: held-to-maturity, trading and available-for-sale. Investments with fixed or determinable payments and fixed maturity that the company has the positive intent and ability to hold to maturity are classified as held-to-maturity investments. Investments acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading. All other investments, other than loans and receivables originated by the company, are classified as available-for-sale.

Held-to-maturity investments are included in non-current assets unless they mature within 12 months of the balance sheet date. Held-to-maturity investments are carried at amortised cost using the effective interest rate method.

Available-for-sale investments are classified as current assets if management intends to realize them within 12 months of the balance sheet date. These investments are initially measured at cost, which is the fair value of the consideration given for them, including transaction costs.

Available-for-sale and trading investments are subsequently carried at fair value, the change of which is recorded in the statement of operations.
Purchases and sales of investments are recognized on settlement date which is the date when the asset is delivered to the counterparty.

ix) Financial Instruments and Hedging

Financial assets and financial liabilities carried on the accompanying consolidated balance sheet include cash and cash equivalents marketable securities, trade and other accounts receivable and payable, long-term receivables, loans, borrowings, investments, and bonds receivable and payable. The accounting policies on recognition and measurement of these items are disclosed in the respective accounting policies found in this Note.
Financial instruments (including compound financial instruments) are classified as assets, liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains, and losses relating to a financial instrument classified as a liability, are reported as expense or income as incurred. Distributions to holders of financial instruments classified as equity are charged directly to equity. In case of compound financial instruments the liability component is valued first, with the equity component being determined as a residual value. Financial instruments are offset when the Company has a legally enforceable right to offset and intends to settle either on a net basis or to realise the asset and settle the liability simultaneously.
The Group operates internationally, giving rise to significant exposure to market risks from changes in commodity prices, interest and foreign exchange rates. The Group uses derivative financial instruments to mitigate those risks. Under the Group Risk Management Policy derivative transactions can only be entered into for hedging purposes, although not all such derivatives are accounted for as hedges.

On inception, Group treasury identifies certain derivatives as either
- interest rate swaps to protect against floating borrowing rate risk to fix rate,
- refinery margin swaps to reduce the exposure to risks relating to crude oil and crude oil product prices,
- crude oil and natural gas price swaps to reduce the price risks of the underlying purchase transactions, and
- foreign exchange derivatives to cover foreign exchange risks.

The Group's criteria for classifying a derivative instrument as a hedge for accounting purposes include:
- the hedge transaction is expected to be highly effective in achieving offsetting changes in fair values or cash flows attributable to the hedged risk,
- the effectiveness of the hedge can be reliably estimated,
- there is adequate documentation of the hedging relationship at the inception of the hedge, and
- for cash-flow hedges, the forecasted transaction that is subject to the hedges must be highly probable.

Derivative financial instruments
A derivative financial instrument is defined as being any financial instrument:
- whose value changes in response to the change in a specified "underlying",
- that requires no initial net investment or little initial net investment relative to other types of contracts that have a similar response to changes in market conditions, and
- that is settled at a future date.

Underlyings are defined as specified interest rate, security price, commodity price, foreign exchange rate, index of prices or rates, a credit rating or credit index, or similar variable.
Derivative financial instruments that are not designated as hedging instruments (see above) are carried at fair value, with changes in fair value included in net profit or loss.

An embedded derivative is separated from the host contract and accounted for as a derivative if all of the following conditions are met:
- the economic characteristics and the risks of the embedded derivative are not closely related to the economic characteristics of the host contract,
- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and
- a hybrid (combined) instrument is not measured at fair value with changes in fair value reported in net profit and loss.

Fair value hedges
Fair value hedges are hedges of the exposure to the variability in the fair value of recognised assets and liabilities, adjusted for changes arising due to exposure to certain risks, and the resulting gain or loss is recognised in income. Derivatives designated as fair value hedges are carried at fair value, which changes in response to the hedged risk. Under hedge accounting the income impact of the derivative's fair value change, within certain limits explained below, offsets the income effect that is caused by the hedged item's change in fair value.
When the hedge ceases to be highly effective, hedge accounting is discontinued and the hedging instrument is accounted for as a stand-alone derivative.

Cash-flow hedges

Cash-flow hedges are hedges of the exposure to variability in future cash flows related to a recognised asset or liability, or a highly probable forecasted transaction or unrecognised firm commitment. Changes in the fair value of a hedging instrument that qualifies as a highly effective cash-flow hedge are recognised directly in the hedging reserve in shareholders' equity. The ineffective portion is immediately recognised in net profit or loss.

If the hedged cash flow results in the recognition of an asset or a liability, all gains and losses previously recognised directly in equity are transferred from equity and included in the initial measurement of the cost or carrying value of the asset or liability. Otherwise, for all other cash-flow hedges, gains and losses initially recognised in equity are transferred from the hedging reserve to net profit or loss in the same period or periods in which the hedged firm commitment or forecasted transaction affects the income statement.

When the hedge ceases to be highly effective, hedge accounting is discontinued prospectively. In this case, the cumulative gain or loss on the hedging instrument that has been reported directly in equity is retained in equity until the committed or forecasted transaction occurs.

If the committed or forecasted transaction is no longer expected to occur, any net cumulative gain or loss previously reported in equity is transferred to the income statement.

x) Inventories

Inventories, including work-in-process are valued at the lower of cost and net realisable value, after provision for slow-moving and obsolete items. Net realisable value is the selling price in the ordinary course of business, less the costs of completion, marketing and distribution. Cost of purchased goods, including crude oil, is determined primarily on the basis of weighted average cost, while purchased gas inventory is valued by the first-in-first-out method. The acquisition cost of own produced inventory consists of direct materials, direct wages and the appropriate portion of production overhead expenses including royalty. Unrealisable inventory is fully written off.

xi) Property, Plant and Equipment

Property, plant and equipment are stated at historical cost (or the carrying value of the assets determined as of 1 October 1991) less accumulated depreciation, depletion and amortisation and accumulated impairment loss. When assets are sold or retired, their cost and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the accompanying consolidated statements of operations.

The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use, such as borrowing costs. Expenditures incurred after the fixed assets have been put into operation, such as repairs and maintenance and overhead costs, are normally charged to income in the period in which the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalised as an additional cost of property, plant and equipment.

Construction in progress represents plant and properties under construction and is stated at cost. This includes cost of construction, plant and equipment and other direct costs. Construction-in-progress is not depreciated until such time as the relevant assets are completed and put into operational use.

The policy for accounting for exploration and development costs of oil and gas reserves is described in xv) below.

xii) Intangible Assets

Intangible assets are measured initially at cost. Intangible assets are recognised if it is probable that the future economic benefits that are attributable to the asset will flow to the enterprise; and the cost of the asset can be measured reliably. After initial recognition, intangible assets are measured at cost less accumulated amortisation and any accumulated impairment losses. Intangible assets are amortised on a straight line basis over the best estimate of their useful lives. The amortisation period and the amortisation method are reviewed annually at each financial year-end. The policy for accounting for exploration and development costs of oil and gas reserves is described in xv) below.

xiii) Depreciation, Depletion and Amortisation

Depreciation is computed on a straight-line basis over the following rates:

Buildings	2 – 10%
Refineries and chemicals manufacturing plants	8 – 25%
Gas and oil storage and transmission equipment	4 – 14.5%
Petrol service stations	4 – 20%
Telecommunication and automatisation equipment	10 – 33%

Depletion and depreciation of production installations and transport systems for oil and gas is calculated for each individual plant or plant-dedicated transport system using the unit of production method, based on proved and developed, commercially recoverable reserves. Recoverable reserves are reviewed on an annual basis. Ordinary depreciation of transport systems used by several fields and of other assets is calculated on the basis of the expected useful life, using the straight-line method. Amortisation of leasehold improvements is provided using the straight-line method

over the term of the respective lease or the useful life of the asset, whichever period is less.
The useful life and depreciation methods are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

xiv) Impairment of Assets

Property, plant and equipment and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognised in the statement of operations for items of property, plant and equipment and intangibles carried at cost. The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if this is not practicable, for the cash-generating unit. Impairment losses are reviewed annually and, where the recoverable amount of an asset has changed, are increased or written back, fully or partially, as required.

xv) Method of Accounting for Exploration and Development Costs of Oil and Gas Reserves

Exploration and development costs are accounted for in accordance with the successful efforts method. Exploration and appraisal drilling expenditure is initially capitalised as intangible assets. When proved reserves of oil and gas are determined and development is approved, the relevant expenditure is transferred to tangible production assets. Unproved properties are assessed regularly and any impairment in value is recognised. Exploration costs other than the costs of drilling exploratory wells are expensed as incurred. Unsuccessful exploratory wells are expensed when determined to be non-productive. Geological and geophysical exploration costs are charged against income as incurred.

xvi) Provisions

A provision is recognised when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. The amount of the provision is the present value of the risk adjusted expenditures expected to be required to settle the obligation, determined using the estimated risk free interest rate as discount rate. Where discounting is used, the carrying amount of provision increases in each period to reflect the unwinding of the discount by the passage of time. This increase is recognised as interest expense.

Provision for Redundancy
The employees of the Group are eligible, immediately upon termination, for redundancy payment pursuant to the Hungarian law and the terms of the Collective Agreement between MOL and its employees. The amount of such a liability is recorded as a provision in the accompanying consolidated balance sheet when the workforce reduction program is defined, announced and the conditions for its implementation are met.

Provision for Environmental Expenditures
Environmental expenditures that relate to current or future revenues are expensed or capitalised as appropriate. Immediate provision is made for expenditures that relate to an existing condition caused by past operations and that do not contribute to current or future earnings in order to recognise the cost in the year when they are identified. Measurement of liabilities is based on current legal requirement and existing technology. Provision for environmental contingency is established when it becomes probable or certain that a liability has been incurred and the amount can be reasonably estimated.

Provision for Field Operation Suspension Liabilities
The Company records a provision for the present value of the estimated future cost of abandonment of oil and gas production facilities following the termination of production. The estimate is based upon current legislative requirements, technology and price levels.

Provision for Retirement Benefits
The Group operates three defined long-term employee benefit programmes. None of these schemes requires contribution to be made to separately administered funds. The cost of providing benefits under those plans is determined separately for each plan using the projected unit credit actuarial valuation method. Actuarial gains and losses are recognised as income or expense immediately. Past service costs, resulting from the introduction of, or changes to the defined benefit scheme are recognised as an expense on a straight-line basis over the average period until the benefits become vested.

xvii) Leases

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term. Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

xviii) Reserves

Reserves shown in the accompanying consolidated financial statements do not represent the distributable reserves for dividend purposes. Reserves for dividend purposes are determined based on the company-only statutory earnings of MOL Rt.

Translation reserves

The translation reserve is used for translation differences arising on consolidation of financial statements of foreign entities. Exchange differences arising on a monetary item that, in substance, forms part of the company's net investment in a foreign entity are classified as equity in the consolidated financial statements until the disposal of the net investment. Upon disposal of the corresponding assets, the cumulative revaluation or translation reserves are recognised as income or expenses in the same period in which the gain or loss on disposal is recognised.

Hedging reserves

The hedging reserve includes the cumulative net change in the fair value of effective cash flow hedges until the hedged forecasted transaction occurs or is no longer expected to occur.

Equity component of compound debt instruments

Equity component of compound debt instruments includes the residual amount of the proceeds from the issuance of the instrument above its liability component, which is determined as the present value of future cash payments associated with the instrument.

xix) Treasury Shares

The nominal value of treasury shares held is deducted from registered share capital. Any difference between the nominal value and the acquisition price of treasury shares, together with any gains or losses on transactions therein, are recorded directly to reserves.

xx) Dividends

Dividends are recorded in the year in which they are approved by the shareholders.

xxi) Earnings Per Share

The calculation of basic earnings per share is based on the profit attributable to ordinary shareholders using the weighted average number of shares outstanding during the year after deduction of the average number of treasury shares held over the period.
The calculation of diluted earnings per share is consistent with the calculation of basic earnings per share while giving effect to all dilutive potential ordinary shares that were outstanding during the period, that is:

- the net profit for the period attributable to ordinary shares is increased by the after-tax amount of dividends and interest recognised in the period in respect of the dilutive potential ordinary shares and adjusted for any other changes in income or expense that would result from the conversion of the dilutive potential ordinary shares.
- the weighted average number of ordinary shares outstanding is increased by the weighted average number of additional ordinary shares which would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

xxii) Foreign Currency Transactions

Foreign currency transactions are recorded in the reporting currency by applying to the foreign currency amount the exchange rate between the reporting currency and the foreign currency at the date of the transaction. Exchange rate differences arising on the settlement of monetary items at rates different from those at which they were initially recorded during the periods are recognised in the consolidated statement of operations in the period in which they arise.

Foreign Operations

The Company has investments in marketing, distribution and upstream exploration subsidiaries, which are considered as integral to the operations of the Company. The translation principles are applied as if the transactions of the foreign operations had been those of the Company:

in the accompanying consolidated balance sheet foreign currency monetary items are translated using the closing rate, non-monetary items are translated using the historical rate as of the date of acquisition. Income and expense items are translated at the exchange rates ruling on the dates of the transactions. Resulting exchange differences are recognised in the accompanying consolidated statement of operations in the period in which they arise.

Foreign Entities

The Company has investments in foreign entities, whose activities are not an integral part of the Company. Financial statements of foreign associated entities are translated at year-end exchange rates with respect to the balance sheet, and at the average exchange rates for the year with respect to the income statement. All resulting translation differences are included in a translation reserve in equity.

xxiii) Revenue Recognition

Revenue is recognised when it is probable that the economic benefits associated with a transaction will flow to the enterprise and the amount of the revenue can be measured reliably. Sales are recognised net of sales taxes and discounts when delivery of goods or rendering of the service has taken place and transfer of risks and rewards has been completed. In particular, natural gas sales are recognised on the basis of gas delivered calculated at the regulated prices in force at the time when the sale was made. Regulated prices are determined partially on the basis of projected sales and expenses and differences between actual and projected figures are adjusted in subsequent regulatory periods. In addition, the timing and extent of acknowledgement of costs in the rate setting process may not be exactly the same as in the statutory or IFRS financial statements of the Company. No costs or revenues have been accrued or deferred in the accompanying consolidated financial statements related to this difference. Interest is recognised on a time-proportionate basis that reflects the effective yield on the related asset. Dividends are recognised when the shareholder's right to receive payment is established. Changes in the fair value of derivatives not qualifying for hedge accounting are reflected in income in the period the change occurs.

xxiv) Borrowing Costs

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised. Capitalisation of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalised until the assets are ready for their intended use. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, including exchange differences arising from foreign currency borrowings used to finance these projects to the extent that they are regarded as an adjustment to interest costs.

xxv) Income Taxes

The income tax charge consists of current and deferred taxes. Deferred taxes are calculated using the balance sheet liability method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the enterprise expects, at the balance sheet date, to recover or settle the carrying amount of its assets and liabilities.
Deferred tax assets are recognised when it is probable that sufficient taxable profits will be available against which the deferred tax assets can be utilised. At each balance sheet date, the Company re-assesses unrecognised deferred tax assets and the carrying amount of deferred tax assets. The enterprise recognises a previously unrecognised deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered. The Company conversely reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilised. Current tax and deferred tax are charged or credited directly to equity if the tax relates to items that are credited or charged, in the same or a different period, directly to equity, including an adjustment to the opening balance of reserves resulting from a change in accounting policy that is applied retrospectively.

xxvi) Segmental Disclosure

For management purposes the Group is organised into four major operating business units: Exploration and Production, Refining and Marketing, Natural Gas and Petrochemicals. The business units are the basis upon which the Group reports its primary segment information. The Group does not report secondary segment information since most of its operating assets are located in one geographical area, Central Europe.

xxvii) Contingencies

Contingent liabilities are not recognised in the accompanying consolidated financial statements. They are disclosed in the Notes unless the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is not recognised in the accompanying consolidated financial statements but disclosed when an inflow of economic benefits is probable.

3 Intangible assets

	Rights	Software	Exploration costs	Goodwill	Negative goodwill	Total
	HUF millions	HUF millions	HUF millions	HUF millions	HUF millions	HUF millions
Gross book value						
Opening balance as of 1 January 2002	372	20,660	10,399	5,030	(4,580)	31,881
• additions	190	7,407	3,938	3	-	11,538
• disposals and transfers	(17)	(730)	(1,763)	(68)	2,574	(4)
Closing balance as of 31 December 2002	**545**	**27,337**	**12,574**	**4,965**	**(2,006)**	**43,415**
Accumulated depreciation, depletion, amortisation and impairment						
Opening balance as of 1 January 2002	94	9,445	4,219	404	(1,066)	13,096
• depreciation, depletion and amortisation for the year	29	3,135	368	271	(214)	3,589
• disposals	9	(639)	(535)	(68)	836	(397)
• impairment	59	174	894	-	-	1,127
Closing balance as of 31 December 2002	**191**	**12,115**	**4,946**	**607**	**(444)**	**17,415**
Net book value 31 December 2002	**354**	**15,222**	**7,628**	**4,358**	**(1,562)**	**26,000**
Gross book value						
Opening balance as of 1 January 2003	545	27,337	12,574	4,965	(2,006)	43,415
• additions	15	5,349	3,292	271	-	8,927
• acquisition of subsidiary	13	8,990	-	-	-	9,003
• disposals	(433)	(3,002)	(1,716)	-	1,516	(3,635)
• exchange adjustment	-	553	-	-	-	553
• transfers	3	164	(677)	(241)	-	(751)
Closing balance as of 31 December 2003	**143**	**39,391**	**13,473**	**4,995**	**(490)**	**57,512**
Accumulated depreciation, depletion, amortisation and impairment						
Opening balance as of 1 January 2003	191	12,115	4,946	607	(444)	17,415
• depreciation, depletion and amortisation for the year	18	6,671	6	275	(313)	6,657
• acquisition of subsidiary	10	6,133	-	-	-	6,143
• disposals	(112)	(2,766)	(1,706)	-	360	(4,224)
• exchange adjustment	-	403	-	-	-	403
• impairment	-	12	1,693	-	-	1,705
• transfers	-	12	-	241	-	253
Closing balance as of 31 December 2003	**107**	**22,580**	**4,939**	**1,123**	**(397)**	**28,352**
Net book value 31 December 2003	**36**	**16,811**	**8,534**	**3,872**	**(93)**	**29,160**

Impairment

Impairment losses of HUF 1,693 million and HUF 894 million were recognised in relation to unsuccessful exploration activity in Hungary in 2003 and 2002, respectively.

Exploration expenses

In addition to the capitalised exploration expenses shown in the above table a further HUF 9,389 million and HUF 9,109 million exploration expense was incurred in 2003 and 2002, respectively, which was charged to various operating cost captions of the accompanying consolidated statements of operations as incurred.

4 Property, plant and equipment, net

	Land and building HUF millions	Machinery and equipment HUF millions	Other machinery and equipment HUF millions	Construction in progress HUF millions	Total HUF millions
Gross book value					
Opening balance as of 1 January 2002	447,370	358,677	62,564	19,001	887,612
• additions	23,058	22,789	3,829	64,241	113,917
• disposals, transfers and capitalisation	(9,196)	(14,476)	(3,961)	(51,811)	(79,444)
Closing balance as of 31 December 2002	**461,232**	**366,990**	**62,432**	**31,431**	**922,085**
Accumulated depreciation, depletion, amortisation and impairment					
Opening balance as of 1 January 2002	169,126	188,427	41,269	-	398,822
• depreciation, depletion and amortisation for the year	24,408	34,261	6,160	862	65,691
• disposals	(2,556)	(8,747)	(3,662)	(862)	(15,827)
• impairment	862	82	43	-	987
• reversal of impairment	-	-	(327)	-	(327)
Closing balance as of 31 December 2002	**191,840**	**214,023**	**43,483**	**-**	**449,346**
Net book value 31 December 2002	**269,392**	**152,967**	**18,949**	**31,431**	**472,739**
Gross book value					
Opening balance as of 1 January 2003	461,232	366,990	62,432	31,431	922,085
• additions	43,674	39,765	6,253	173,411	263,103
• acquisition of subsidiary	197,065	243,456	2,416	17,569	460,506
• disposals	(23,113)	(16,120)	(4,140)	(754)	(44,127)
• exchange adjustment	8,490	14,735	197	1,187	24,609
• transfers and capitalisation	9,848	(8,660)	(391)	(85,477)	(84,680)
Closing balance as of 31 December 2003	**697,196**	**640,166**	**66,767**	**137,367**	**1,541,496**
Accumulated depreciation, depletion, amortisation and impairment					
Opening balance as of 1 January 2003	191,840	214,023	43,483	-	449,346
• depreciation, depletion and amortisation for the year	29,758	48,662	5,595	598	84,613
• acquisition of subsidiary	43,580	135,082	465	-	179,127
• disposals	(5,684)	(14,600)	(1,621)	(598)	(22,503)
• exchange adjustment	2,099	8,980	67	-	11,146
• impairment	2,097	171	-	-	2,268
• reversal of impairment	(106)	-	-	-	(106)
• transfers	61	(67)	(134)	-	(140)
Closing balance as of 31 December 2003	**263,645**	**392,251**	**47,855**	**-**	**703,751**
Net book value 31 December 2003	**433,551**	**247,915**	**18,912**	**137,367**	**837,745**

Fully Depreciated Intangibles, Property, Plant and Equipment

The gross carrying amounts of certain intangibles, property, plant and equipment items of HUF 234,571 million and HUF 150,903 million are fully depreciated, as of 31 December 2003 and 2002, respectively, but these items are still in active use.

Borrowing Costs

Property, plant and equipment include borrowing costs incurred in connection with the construction of certain assets. Additions to the gross book value of property, plant and equipment include borrowing costs of HUF 985 million and nil in 2003 and 2002, respectively. The applicable capitalisation rate was 3.1% in 2003.

Impairment

	2003 HUF millions	2002 HUF millions
Tangible fixed assets of oil and gas producing fields	1,935	486
Fuel stations in Romania and in Hungary	319	501
Other	14	-
Total	**2,268**	**987**
Reversal of impairment	(106)	(327)
Total net impairment	**2,162**	**660**

Pledged Assets

Assets at an aggregate net book value of HUF 4,196 million and HUF 4,720 million have been pledged as collateral for loans taken out by a subsidiary as of 31 December 2003 and 2002, respectively. MOL Rt. has no pledged assets.

5 Investments in consolidated companies

Company name	Country	Range of activity	Ownership 2003	Ownership 2002
Exploration and Production				
GES Kft.	Hungary	Geophysical surveying and data processing	100%	100%
Geoinform Kft.	Hungary	Hydrocarbon exploration	100%	100%
Kunpetrol Kft.	Hungary	Maintenance services	100%	100%
MOL CIS	Cyprus	Exploration investment management	100%	100%
MOL Greece Ltd	Cyprus	Exploration and exploitation of foreign natural gas and oil fields	100%	100%
RUSI Ltd	Cyprus	Exploration financing	100%	100%
MOL Pakistan Ltd	Netherlands	Exploration and exploitation of foreign natural gas and oil fields	100%	100%
MOL BHM OIL-Invest Ltd	Cyprus	Exploration investment management	100%	100%
MOL Syria Ltd	Netherlands	Exploration and exploitation of foreign natural gas and oil fields	100%	100%
MOL Tunisia Ltd	Cyprus	Exploration and exploitation of foreign natural gas and oil fields	100%	100%
MOL Yemen Ltd	Cyprus	Exploration and exploitation of foreign natural gas and oil fields	100%	100%
Rotary Rt.	Hungary	Oil well drilling and related maintenance works	sold	100%
UBA Services Ltd	Cyprus	Exploration investment management	100%	a)
ZMB Ltd	Russia	Exploration and exploitation of foreign natural gas and oil fields	50%	-
Natural Gas				
MOL Földgázellátó Rt.	Hungary	Natural gas supply and trading	100%	100%
MOL Földgázszállító Rt.	Hungary	Natural gas transportation	100%	100%
MOL Földgáztároló Rt.	Hungary	Natural gas storage	100%	100%
MOL Gáz Kft.	Hungary	Natural gas supply, gas-utility development and management	sold	89%
Balatongáz Kft.	Hungary	Gas-utility development and management	77%	77%
Kiskungáz Rt.	Hungary	Gas-utility development and management	sold	53%
Turulgáz Rt.	Hungary	Gas-utility development and management	sold	58%
Zsámbékgáz Rt.	Hungary	Gas-utility development and management	sold	96%
Refining and Marketing				
Boksz Kft.	Hungary	Maintenance services	100%	a)
MOL-LUB Kft.	Hungary	Production and trade of lubricants from 2002	100%	100%
MOL Austria GmbH	Austria	Wholesale trade of lubricants and oil products	75%	75%
MOL Chem Kft.	Hungary	Wholesale trade of oil products	sold	100%
MOL Romania PP s.r.l.	Romania	Retail trade of fuels and lubricants	100%	100%
Moltrans Kft.	Hungary	Transportation of mineral oil products	100%	100%
MOLTRADE Mineralimpex Rt.	Hungary	Importing and exporting energetical products	100%	100%
Terméktároló Rt.	Hungary	Oil product storage	74%	74%
Petrolszolg Kft.	Hungary	Maintenance services	100%	100%
Slovnaft a.s.	Slovakia	Refinery and marketing of oil and petrochemical products	70%	b)

Apollo Oil and Rohstoffhandels GmbH	Austria	Crude oil trading	47%	b)
MOL Slovensko s.r.o	Slovakia	Wholesale and retail in 2002, Wholesale in 2003	70%	b)
Slovnaft Ceska Republika s.r.o	Czech Republic	Wholesale and retail	70%	b)
Slovnaft Montáže a opravy a.s.	Slovakia	Repairs and maintenance	70%	b)
Slovnaft Polska S.A.	Poland	Wholesale and retail	70%	b)
Slovnaft Trans a.s.	Slovakia	Transport	70%	b)
Slovnaft VÚRUP a.s.	Slovakia	Research & development	70%	b)
Slovnaft Ukrajina s.r.o.	Ukraine	Wholesale trade	62%	b)
Ukrslovnaft	Ukraine	Retail trade	59%	b)
SWS s.r.o.	Slovakia	Transport support services	35%	b)
Szeb Gáz Kft.	Hungary	Management of the 'village LPG gas system'	liquidated	100%
Petrochemicals				
TVK Rt.	Hungary	Petrochemical production and trading	44%	44%
TVK Austria GmbH	Austria	Wholesale and retail trade	23%	23%
Inno-Comp Kft.	Hungary	Wholesale and retail trade	sold	31%
TVK Inter-Chemol GmbH	Germany	Wholesale and retail trade	44%	44%
TVK Italia Srl.	Italy	Wholesale and retail trade	44%	44%
TVK-MOL-Chem S.a.r.l.	France	Wholesale and retail trade	72%	72%
TVK UK Ltd	England	Wholesale and retail trade	44%	44%
Corporate and other				
MOL Hotels Rt.	Hungary	Hotel service, worker's home service and catering services	liquidated	100%
MOL Invest Rt.	Hungary	Investment management	liquidated	100%
MOL Lízing Kft.	Hungary	Providing leasing services for the MOL Group	liquidated	100%
MOL Reinsurance Ltd	Cyprus	Providing reinsurance services for the MOL Group	100%	a)
Slovnaft Rekreacentrum a.s.	Slovakia	Operation of recreation facilities	70%	b)
TVK Ingatlankezelő Kft.	Hungary	Real estate management	44%	44%

a) Not consolidated in 2002
b) Consolidated using the equity method in 2002

TVK Group

As at 31 December 2002 the Company had legal title to 34.5% of the share capital of TVK Rt. In March 2001 the Company sold shares in TVK equivalent to 9.8% of its share capital on terms that included an option to repurchase the shares at a later date. Since the Company was entitled and obligated to repurchase these shares on terms with a return on the cash received in exchange, they have not been derecognised and the proceeds of the transaction were recorded among current portion of long-term debt (see Note 15) at amortised cost. As at 28 November 2003, MOL exercised its option right in respect of these shares, thus became the legal owner of 44.3% of the share capital of TVK. At 31 December 2003 and 2002, these shares have been taken into account in the determination of the Company's share of the income of TVK Rt.
In 2000, MOL entered into an agreement with Magyar Külkereskedelmi Bank (MKB), where MOL has an exercisable option to buy 8% shareholding in TVK Rt. The Company also issued put options in respect of the same number of shares to the same party which are exercisable subsequent to the call option period. At 24 September 2002 Company made an agreement with MKB concerning the extension of this option agreement until 31 March 2004. These options are taken into account in determining MOL's potential voting rights at TVK, increasing it to 52.3%. In accordance with SIC – 33, TVK is fully consolidated in both 2003 and 2002.

Slovnaft Group

In November 2002 MOL signed an agreement with the Slovak Slovbena a.s. and Slovintegra a.s. on the purchase of all of their shares representing 31.6% of Slovnaft a.s.'s registered capital. Pursuant to the agreement, MOL acquired 6,520,691 Slovnaft shares for 85 million USD in cash, 984,000 "A" series ordinary shares (representing 1% of MOL's registered capital before the capital increase) and 9,817,578 of the newly issued "C" series ordinary shares. The nominal value of each series "C" ordinary share is HUF 1,001. The "C" series of shares entitle their holders to 1.001 (one and one thousandth) vote per share.
The "C" series of shares were issued upon completion of the transaction through private placement at an issue price of HUF 6,000 per share, while the "A" shares were transferred from the treasury share stock of the Company (see Note 13). Both the "C" and the "A" shares have call and put options attached to them entitling MOL to buy back and Slovintegra a.s. and Slovbena a.s. to sell back the shares to MOL after a 3-year lock-in period. As a consequence, these shares are not treated as equity instruments in the accompanying consolidated financial statements. The issued value of the "C" shares is recorded as other non-current liabilities (see Note 17). The difference between the issue price and the strike price of the option is treated as interest and is expensed in the consolidated statement of operations during the lock-up period. Due to the different exercise conditions, the "A" shares and the associated option agreements are treated as compound financial

instruments, the liability component of which is determined as the discounted strike price on which the put option is exercisable at the end of the lock-up period (see Note 17). The equity component of these instruments is the residual value between the liability component and the fair value of consideration received. The same treatment will apply to the "C" shares once they become tradeable or are converted to or exchanged for "A" shares. As of 23 December 2003, the Company repurchased 1,179,369 series "C" shares from these shareholders and sold series "A" shares with the same total nominal value (see Note 13).
The issue price was to be paid by Slovintegra a.s. and Slovbena a.s. in the form of an in kind contribution by transferring their shareholding in Slovnaft to MOL. The completion of the transaction, which required the approvals of the Slovak and Hungarian competition offices, as well as external consents of the parties took place in the second quarter of 2003.

In February 2003, MOL acquired an additional 2.2% of Slovnaft shares on the Slovakian stock market. Together with the 36.2% stake MOL acquired previously, upon the completion of the transaction above, MOL's share in Slovnaft reached 70%.

In accordance with the applicable Slovak regulations, upon the completion of the transaction above MOL had to place a public offer to purchase the outstanding shares in Slovnaft. Due to a legal dispute the public offer has been made in November 2003 and the transaction has been completed in January 2004. Until completion, MOL is not entitled to vote with any shares exceeding 50% of total shares. However, this voting power still ensures majority on the General Meeting of Slovnaft due to the residual non-voting shares owned by MOL. Consequently, Slovnaft Group is fully consolidated in the accompanying consolidated financial statements starting from the second quarter of 2003. Comparative period has not been restated. The public offer for the remaining shares has been completed subsequent to balance sheet date (see Note 29).

The fair values of the identifiable assets and liabilities of Slovnaft Group acquired as of 1 April 2003 were as follows:

	HUF millions
Intangible assets	2,860
Property, plant and equipment	250,734
Investments	5,842
Other non-current assets	2,285
Inventories	33,742
Trade receivables	37,987
Other current assets	12,168
Cash and cash-equivalents	12,159
Long-term debt, net of current portion	(11,585)
Deferred tax liabilities	(9,717)
Other non-current liabilities	(5,187)
Trade and other payables	(52,178)
Provision for liabilities	(6,152)
Short-term debt	(9,712)
Current portion of long-term debt	(6)
Fair value of net assets	**263,240**
MOL's share of fair value of net assets acquired (33.8%)	**88,975**

Consideration relating to the acquisition consisted of the following:

	HUF millions
Fair value of shares issued and transferred	65,005
Cash consideration, including transaction costs	23,970
Total consideration	**88,975**

The net cash outflow in respect of the acquisition consisted of the following:

	HUF millions
Net cash acquired with Slovnaft	12,159
Cash paid	(23,970)
Net cash outflow	**(11,811)**

Yukos Joint Venture

On 19 December 2002, MOL signed a joint venture agreement with Yukos providing for the joint development and production of the Zapadno-Malobalyk field in Russia. The transaction has been completed as of 17 March 2003. In accordance with the joint venture agreement, the project has been implemented by a joint venture company, owned 50-50% by MOL and Yukos, and incorporated in Russia. The joint venture company is directed and supervised by a Board of Directors, consisting of three delegates from MOL and three delegates from Yukos. The total consideration paid for the 50% in the project by MOL is USD 100 million (HUF 22,717 million).

The proportionate fair values of the identifiable assets and liabilities of the ZMB project acquired as of 1 April 2003 were as follows:

	HUF millions
Property, plant and equipment	28,289
Other non-current assets	473
Inventories	23
Trade receivables	1,335
Other current assets	2,544
Cash and cash-equivalents	200
Long-term debt, net of current portion	(28)
Deferred tax liabilities	(4,656)
Trade and other payables	(1,123)
Provision for liabilities	(85)
Short-term debt	(4,255)
Fair value of net assets acquired (50%)	**22,717**

Net cash outflow relating to the acquisition consisted of the following:

	HUF millions
Net cash acquired with the joint venture	200
Cash paid	(22,717)
Net cash outflow	**(22,517)**

The partners plan to invest approximately USD 300-350 million for full field development of the project. By implementing the project, MOL expects to double its annual oil production and will increase the security of its oil supplies through the strengthening of its relationship with Yukos. Until 31 December 2003, MOL has invested approximately USD 38.4 million, in line with the capital expenditure schedule. Since its proportionate consolidation on 1 April 2003, the project has contributed HUF 5.8 billion to the net profit of the Group.

The Group's share of the assets, liabilities, revenue and expenses of the joint venture, which are included in the consolidated financial statements, are as follows at 31 December 2003 and for the nine months then ended:

	2003 HUF millions
Current assets	6,521
Non-current assets	29,063
	35,584
Current liabilities	2,632
Non-current liabilities	4,338
	6,970
Net assets	**28,614**
Net sales	16,133
Cost of sales	4,315
Other expenses	5,956
Financing result	433
Profit before income tax	**6,295**
Income tax expense	521
Net profit	**5,774**

Disposals

During the year the Company sold its interest in Rotary Rt., a 100%-owned subsidiary engaged in oil well drilling and maintenance. Consideration was HUF 3 billion. Following this transaction, MOL will continue the co-operation with Rotary Rt. within the framework of a medium term contract. In July 2003, MOL disposed several entities in its gas retail portfolio (MOL Gáz Kft., Turulgáz Rt., Zsámbékgáz Rt. and Kiskungáz Rt.). Consideration received was HUF 18.3 billion, resulting in a net gain of HUF 11.2 billion. In December, 2003, MOL disposed of MOL-Chem, its chemical fertilizer trading subsidiary for a total consideration of HUF 2.1 billion, resulting in a net loss of HUF 0.9 billion.

In the last quarter of 2003, MOL finished the liquidation of several non-core subsidiaries, including MOL Lízing Kft. (engaged in leasing activities in previous years), MOL Hotels Rt. (operating hotels and accommodation facilities) and MOL Invest Rt. (the holding company of the Group). None of these companies owned significant assets as most of those had previously been disposed, thus the liquidations had no material impact on the accompanying consolidated financial statements. See also Note 30 b).

Gas unbundling

MOL unbundled its gas business to three 100%-owned subsidiaries as of 31 December 2003: MOL Földgázellátó Rt. (Wholesale and Trading), MOL Földgáztároló Rt. (Storage) and MOL Földgázszállító Rt. (Transmission). The unbundling involved all fixed assets related to the Natural Gas segment. See also Note 25.

Subsequent to balance sheet date, the Board of Directors of the Company decided to investigate potential bids for the sale of the gas subsidiaries (see Note 29).

6 Other investments

i) Investments in associated companies

	Country	Activity	Ownership 2003	Ownership 2002	Net book value of investment 2003 HUF millions	Net book value of investment 2002 HUF millions
INA Group	Croatia	Integrated oil and gas company	25.0%	-	112,865	-
Slovnaft a.s.	Slovakia	Refinery and marketing of oil and petrochemical products	70.0%	36.0%	consolidated	86,078
DÉGÁZ Rt.	Hungary	Regional gas distribution	27.2%	27.2%	6,326	6,611
ÉGÁZ Rt.	Hungary	Regional gas distribution	35.5%	35.5%	5,309	5,320
Panrusgáz Rt.	Hungary	Natural gas trading	50.0%	50.0%	1,662	1,961
TVK Erőmű Kft.	Hungary	Power plant	11.5%	11.5%	747	473
Messer Slovnaft s.r.o	Slovakia	Production of technical gases	34.3%	17.7%	605	-
Chémia Bratislava a.s.	Slovakia	Services	34.3%	17.7%	380	-
Villas Hungária Kft.	Hungary	Bitumen production	40.0%	40.0%	285	247
TVK Automatika Kft.	Hungary	Production, operation of control systems and telecommunication systems	22.6%	22.6%	224	213
IN-ER Erőmű Kft.	Hungary	Planning power plants	30.0%	30.0%	156	156
Tűzoltó és Műszaki Mentő Kft.	Hungary	Fire and technical rescue services	43.3%	43.3%	113	117
VIBA-TVK Kft.	Hungary	Petrochemical production	17.6%	17.6%	92	82
Gerecsegáz Rt.	Hungary	Gas-utility development and management	sold	50.1%	-	270
Other domestic associated companies					196	78
Total					**128,960**	**101,606**

INA acquisition

MOL acquired 25.0% plus one share of the share capital of INA. d.d., the national oil and gas company in Croatia, pursuant to an agreement with the Croatian government dated 17 July 2003. The transaction was completed on 10 November 2003 following the fulfillment of conditions precedent that included the approval of Hungarian and Croatian Antimonopoly Authorities and the waiver of the Slovenian Antimonopoly approval requirement. The waiver of this approval is permissible under Slovenian law. The management anticipates that upon their receipt of all relevant information, the Slovenian Antimonopoly approval will be issued. The total consideration paid for the INA shares was USD 505 million (HUF 110 billion). New supervisory board and management board have been established at INA. MOL has the right to appoint two of the seven members to the supervisory board and two of the seven members to the management board, including the chief financial officer and corporate services director of INA. Since its acquisition in November, INA contributed HUF 250 million to the net profit of the Group.

ii) Investments in other companies

	Ownership 2003	Ownership 2002	Net book value of investment 2003	Net book value of investment 2002
	%	%	HUF millions	HUF millions
MOL Slovenia	100.0	100.0	3,821	1,622
MOL Agram	100.0	100.0	351	354
Alföldi Koncessziós Autópálya Rt.	2.5	2.5	300	300
Generál Gomsz Kft.	100.0	100.0	246	246
Mineralkontor GmbH	74.0	74.0	134	134
MOL Halas Kft.	100.0	54.0	28	92
MOL Kárpátalja Kft.	sold	99.0	-	468
MOL Reinsurance Ltd	consolidated	100.0	-	97
Other (investments with individual net book value below HUF 90 million)			595	806
Total			**5,475**	**4,119**

7 Other non-current assets

	2003	2002
	HUF millions	HUF millions
Net receivable from currency risk hedging derivatives (see Note 27 iv)	9,324	2,950
Advance payments for assets under construction	7,570	3,311
Loans given	2,439	1,862
Total	**19,333**	**8,123**

8 Inventories

	2003 At cost	2003 At net realisable value	2002 At cost	2002 At net realisable value
	HUF millions	HUF millions	HUF millions	HUF millions
Purchased natural gas	82,048	81,817	56,577	55,760
Work in progress and finished goods	55,483	55,406	32,655	32,619
Other raw materials	22,445	21,031	16,863	16,777
Purchased crude oil	8,066	8,066	8,357	8,357
Other goods for resale	7,812	7,812	6,974	6,812
Total	**175,854**	**174,132**	**121,426**	**120,325**

9 Trade receivables, net

	2003	2002
	HUF millions	HUF millions
Trade receivables	1,65,889	124,065
Provision for doubtful receivables	(832)	(2,606)
Total	**165,057**	**121,459**

10 Investments

	2003	2002
	HUF millions	HUF millions
Investments held to maturity (zero-coupon treasury notes)	8,728	6,540
Investments available for sale	500	2,748
Total	**9,228**	**9,288**

11 Other current assets

	2003 HUF millions	2002 HUF millions
Prepaid and recoverable taxes and duties	24,366	19,578
Prepaid excise taxes	7,043	3,354
Miscellaneous prepaid expenses and accrued income	5,525	2,755
Blocked bank deposit (see Note 16)	2,562	-
Advances to suppliers	2,115	2,143
Prepaid rent	1,172	1,254
Net receivable from cross currency risk hedging derivatives (see Note 27 ii)	613	96
Receivables from employees	420	475
Loans receivable	341	145
Interest receivable	235	518
Advance payments for inventories	240	151
TVK options (see Note 27)	232	806
Net receivable from foreign exchange rate hedging derivatives (see Note 27 iv)	192	41
Net receivable from gas product swap transactions (see Note 27)	-	1,822
Other	2,853	2,302
Total	**47,909**	**35,440**

12 Cash and cash equivalents

	2003 HUF millions	2002 HUF millions
Cash at bank – SKK	22,672	-
Cash at bank – HUF	20,187	17,656
Cash at bank – other currencies	13,506	10,437
Cash equivalents	5,543	13,420
Cash on hand – HUF	812	687
Cash on hand – SKK	9	-
Cash on hand – other currencies	112	51
Total	**62,841**	**42,251**

13 Share capital

The issued share capital of MOL Rt. as of 31 December 2002 was HUF 98,400 million consisting of 98,400,000 series "A" ordinary shares and one series "B" preference share, each having a nominal value of HUF 1,000. The holder of the "B" preference share is the Hungarian State. The affirmative vote of the holder of the special share is required for the General Meeting to approve certain resolutions.

In November 2002, MOL's Board resolved to execute a capital increase through a private placement of new shares concerning the Slovnaft deal described under Note 5. The nominal value of each series "C" ordinary share is HUF 1,001. The "C" series of shares entitle their holders to 1.001 (one and one thousandth) vote per share.

Consequently, as of 31 December 2003, the issued share capital is HUF 108,227 million, consisting of 98,400,000 series "A", one series "B" and 9,817,578 series "C" shares. Outstanding share capital as of 31 December 2003 and 2002 is HUF 93,128 million and HUF 93,245 million, respectively.

Series "A" and "B" shares	Number of shares issued	Number of treasury shares	Shares under repurchase obligation	Number of shares outstanding	Authorised number of shares
31 December 2001	**98,400,001**	**(582,166)**	**-**	**97,817,835**	**98,400,001**
Employee and management benefit plans	-	634,651	-	634,651	-
Sales	-	449,609	-	449,609	-
Purchases	-	(5,657,219)	-	(5,657,219)	-
31 December 2002	**98,400,001**	**(5,155,125)**	**-**	**93,244,876**	**98,400,001**
Employee and management benefit plans	-	27,370	-	27,370	-
Sales	-	4,356,249	-	4,356,249	-
Slovnaft transaction (see Note 5)	-	984,000	(984,000)	-	-
Exchange of "A" and "C" shares (see Note 5)	-	1,180,548	(1,180,548)	-	-
Purchases	-	(4,500,600)	-	(4,500,600)	-
31 December 2003	**98,400,001**	**(3,107,558)**	**(2,164,548)**	**93,127,895**	**125,164,549**

Series "C" shares	Number of shares issued	Number of treasury shares	Shares under repurchase obligation	Number of shares outstanding	Authorised number of shares
31 December 2001	**-**	**-**	**-**	**-**	**-**
Employee and management benefit plans	-	-	-	-	-
Sales	-	-	-	-	-
Purchases	-	-	-	-	-
31 December 2002	**-**	**-**	**-**	**-**	**-**
New shares issued (see Note 5)	9,817,578	-	(9,817,578)	-	9,817,578
Sales	-	-	-	-	-
Exchange of "A" and "C" shares (see Note 5)	-	(1,179,369)	1,179,369	-	-
Purchases	-	-	-	-	-
31 December 2003	**9,817,578**	**(1,179,369)**	**(8,638,209)**	**-**	**9,817,578**

14 Reserves

Dividends

The dividend approved by the shareholders at the Annual General Meeting in April 2003 in respect of 2002 was HUF 5,128 million, equivalent to HUF 55 per share.

The total amount of reserves legally available for distribution based on the statutory company only financial statements of MOL Rt. is HUF 377,217 million and HUF 59,613 million as of 31 December 2003 and 2002, respectively. The significant increase in the reserve available for distribution is the result of the increase in statutory profit of MOL Rt., primarily due to the net gain recognised in connection with the unbundling of gas business.

15 Long-term debt

	Weighted average interest rate 2003 %	Weighted average interest rate 2002 %	2003 HUF millions	2002 HUF millions
Unsecured bank loans in EUR	2.80	4.23	172,144	81,074
Unsecured bank loans in USD	3.12	5.28	143,174	73,716
Unsecured bonds in HUF	9.32	8.92	14,771	14,560
Unsecured bank loans in HUF	8.69	10.00	11,765	13,878
Unsecured convertible bonds in HUF (see Note 32)	11.40	-	9,200	-
Secured bank loans in USD	3.65	4.01	1,041	2,278
Secured bank loans in HUF	12.91	11.31	600	600
Liabilities in respect of TVK shares in EUR	-	4.24	-	8,502
Other	-	-	595	1,596
Total			**353,290**	**196,204**
Current portion of long-term debt			64,589	51,458
Total			**288,701**	**144,746**

Secured loans were obtained for specific capital expenditure projects and are secured by the assets financed from the loan.

	2003 HUF millions	2002 HUF millions
Maturity two to five years	212,211	110,259
Maturity over five years	76,490	34,487
Total	**288,701**	**144,746**

16 Provisions for liabilities and charges

	Environmental HUF millions	Redundancy HUF millions	Field operation suspension HUF millions	Long term employee retirement benefits HUF millions	Legal claims and other HUF millions	Total HUF millions
Balance as of 1 January 2002	**24,583**	**3,637**	**21,266**	**-**	**2,539**	**52,025**
Provision made during the year and revision of previous estimates	3,795	15,237	(1,936)	-	-	17,096
Unwinding of the discount	2,263	-	2,106	-	-	4,369
Provision used during the year	(4,511)	(3,625)	(162)	-	(587)	(8,885)
Balance as of 31 December 2002	**26,130**	**15,249**	**21,274**	**-**	**1,952**	**64,605**
Acquisition of new subsidiaries	2,743	2,955	-	586	148	6,432
Provision made during the year and revision of previous estimates	4,678	1,998	3,553	1,579	9,937	21,745
Unwinding of the discount	2,207	779	1,968	132	-	5,086
Currency differences	174	226	-	-	126	526
Provision used during the year	(5,645)	(7,949)	(361)	-	(2,486)	(16,441)
Balance as of 31 December 2003	**30,287**	**13,258**	**26,434**	**2,297**	**9,677**	**81,953**
Current portion 2002	6,963	6,088	170	-	1,952	15,173
Non-current portion 2002	19,167	9,161	21,104	-	-	49,432
Current portion 2003	8,965	8,511	270	-	8,426	26,172
Non-current portion 2003	21,322	4,747	26,164	2,297	1,251	55,781

Environmental Provision

As of 31 December 2003 provision of HUF 30,287 million has been made for the estimated cost of remediation of past environmental damages, primarily soil and groundwater contamination and disposal of hazardous wastes, such as acid tar. Provision is made on the basis of assessments prepared by MOL's internal environmental audit team. This work is validated at regular intervals by independent environmental consultants, most recently in 2000. Approximately 80% of the cost of rehabilitation of the environment is expected to be incurred between

2004 and 2008 and the remaining 20% between 2009 and 2015. The amount of the provision has been determined on the basis of existing technology at current prices by calculating risk-weighted cash flows discounted using estimated risk-free real interest rates.

Provision for Redundancy

As part of an efficiency improvement project, in the last quarter of 2002 both MOL Rt. and Slovnaft a.s. decided to reduce workforce by approximately a total of 4,360 employees in the next three years. As the management is committed to these changes and the restructuring plan was communicated in detail to parties involved, at the end of 2002 the Group recognised a provision for the net present value of future redundancy payments and related tax and contribution, the balance of which is HUF 13,258 million and HUF 15,249 million as of 31 December 2003 and 2002, respectively.

Provision for Field Operation Suspension Liabilities

As of 31 December 2003 provision of HUF 26,434 million has been made for estimated total costs of plugging and abandoning wells upon termination of production. Approximately 7% of these costs are expected to be incurred between 2004 and 2008 and the remaining 93% between 2009 and 2036. The amount of the provision has been determined on the basis of management's understanding of the respective legislation, calculated at current prices and discounted using estimated risk-free real interest rates.

Provision for Long-term Employee Retirement Benefits

As of 31 December 2003 the Group has recognised a provision of HUF 2,297 million to cover its estimated obligation regarding future retirement benefits payable to current employees expected to retire from group entities. MOL, Slovnaft and TVK operate benefit schemes that provide lump sum benefit to all employees at the time of their retirement. MOL employees are entitled for 3 times of their final monthly salary regardless of the period of service, while TVK and Slovnaft provide a maximum of 2 and 11 months of final salary respectively, depending on the length of service period. None of these plans have separately administered funds. The value of provision has been determined using the projected unit credit method, based on financial and actuarial variables and assumptions that reflect relevant official statistical data and are in line with those incorporated in the business plan of the Group.

	HUF millions
Balance as of 1 January 2003	**-**
Opening balance of Slovnaft carried forward	586
Past service cost	1,408
Current service cost	214
Unwinding of the discount	132
Provision used during the year	-
Actuarial gains and losses	(43)
Balance as of 31 December 2003	**2,297**
Past service cost not yet recognized	1,941
Present value of total defined benefit obligation at 31 December 2003	4,238

Legal and Other Provisions

Following the decision of the Slovnaft Board of Directors, Slovnaft cancelled the contract with Apollo Oil, a subsidiary of Slovnaft, being the sole supplier of crude oil. In May 2003 Apollo Interoil, minority shareholder of Apollo Oil, filed an Attachment Request against Apollo Oil at a Geneva court claiming breach of the Crude Master Supply agreement and penalties in the amount of USD 11.6 million (HUF 2,562 million). As a consequence this amount was blocked in the Swiss bank account of Apollo Oil and is classified in other current assets (see Note 11). In line with its strategy the Group in the meantime arranged crude oil supplies directly from Russian suppliers. The court proceedings are ongoing and based on recent legal opinion and on the grounds of prudence the Group recognized a provision of HUF 2,562 million in the accompanying consolidated financial statements.

On 16 June 2002, Slovnaft filed a suit with the Supreme Court of the Slovak Republic against the Tax Office Bratislava II. Slovnaft's suit requests a review of decisions the Tax Office made on the basis of a repeated tax control in Slovnaft a.s. a legal successor of Slovnaft Trade a.s. The companies merged on 31 December 2001. The Tax Authorities in April 2002 imposed payments of SKK 373 million (HUF 2,376 million) including additional excise taxes, additional value added tax and associated penalties because of allegedly falsified exports in 1993. Pursuant to the decision of the Supreme Court announced on 28 October 2003, a provision of HUF 2,376 million was recognized in the accompanying consolidated financial statements.

Other items include provision for the abandonment costs of fuel stations to be closed, for other legal disputes and for future payment obligations.

17 Other non-current liabilities

	2003 HUF millions	2002 HUF millions
Transferred "C" shares with put and call options attached (see Note 5)	55,717	-
Transferred "A" shares with put and call options attached (see Note 5)	11,109	-
Government grants received by Slovnaft	4,980	-
Financial lease payable	551	40
Other	125	230
Total	**72,482**	**270**

Present values of financial lease liabilities as of 31 December 2003 and 2002 respectively are as follows:

	2003 HUF millions	2002 HUF millions
Maturity not later than 1 year	182	10
Maturity two to five years	369	14
Maturity over five years	-	16
Total	**551**	**40**

18 Trade and other payables

	2003 HUF millions	2002 HUF millions
Trade payables	175,553	91,685
Taxes, contributions payable	50,833	30,007
Custom fees payable	7,155	6,405
Contributions received	5,865	9,326
Amounts due to employees	5,277	4,591
Accrued expenses	2,832	2,242
Bank interest payable	2,339	2,727
Deferred gas revenues	1,482	-
Fee payable for strategic inventory storage (KKKSZ)	1,483	2,031
Natural gas storage cost	1,379	1,478
Advances from customers	810	766
Liabilities from TVK options (see Note 27)	273	845
Net liabilities from foreign exchange risk instruments (see Note 27 iv)	113	2,456
Liability from interest rate swap transaction (see Note 27 ii)	86	615
Liabilities from cross currency swap transaction (see Note 27 ii)	74	929
Liabilities from prepaid forward transactions (see Note 27)	-	469
Other	4,866	2,457
Total	**260,420**	**159,029**

19 Short-term debt

	2003 HUF millions	2002 HUF millions
Zero coupon notes in HUF	32,614	31,750
Unsecured bank loans in EUR	17,321	1,596
Unsecured bank loans in USD	8,893	22,516
Unsecured bank loans in HUF	7,296	7,051
Unsecured bank loans in CZK	4,522	-
Unsecured bank loans in other currencies	107	-
Other	3	1,721
Total	**70,756**	**64,634**

20 Net sales by geographical area

	2003 HUF millions	2002 HUF millions
Hungary	907,804	825,343
Austria	123,098	127,302
Slovakia	116,396	17,517
Romania	17,548	16,784
Rest of Central-Eastern Europe	171,602	39,842
Rest of Europe	154,873	120,059
Rest of the World	12,717	12,810
Total	**1,504,038**	**1,159,657**

21 Other operating income

	2003 HUF millions	2002 HUF millions
Net gain on sales of subsidiaries	9,877	729
Penalties received	1,307	594
Gain on sales of intangibles, property, plant and equipment	1,119	139
Exchange gains of trade receivables and payables	1,087	1,940
Grants and subsidies received	1,046	91
Reversal of write off of inventories	929	548
Transferred receivables	457	587
Discounts received	443	248
Reversal of impairment	372	327
Assets received free of charge	344	66
Proceeds from damages	199	251
Amortization of negative goodwill	313	214
Other	2,805	1,539
Total	**20,298**	**7,273**

22 Personnel expenses

	2003 HUF millions	2002 HUF millions
Wages and salaries	55,301	43,766
Social security	18,023	17,194
Other personnel expenses	6,816	12,841
Total	**80,140**	**73,801**

23 Other operating expenses

	2003 HUF millions	2002 HUF millions
Mining royalties	29,261	12,388
Taxes and contributions	15,723	6,455
Fee for storage of strategic inventory (KKKSZ)	13,294	15,084
Rental costs	10,597	9,466
Changes in provision for legal claims and other purposes	7,451	(587)
Other external services	6,388	5,812
Environmental provision made during the year	4,678	3,795
Outsourced bookkeeping services	4,624	3,681
Consultancy fees	4,358	3,663
Insurance	3,816	4,377
Advertising expenses	3,459	2,539
Site security costs	2,738	2,216
Cleaning costs	2,515	2,265
Provision for redundancy costs	1,998	15,237
Environmental levy	1,898	1,582
Provision for retirement benefits	1,579	-
Bank charges	1,431	1,628
Environmental protection expenses, net	851	621
Damages	710	1,278
Other	5,178	3,851
Total	**122,547**	**95,351**

24 Financial (income) / expense

	2003 HUF millions	2002 HUF millions
Foreign exchange gain on borrowings	2,746	24,166
Interest received	3,055	5,194
Net gain on sales of investments	302	283
Dividends received	274	430
Other financial income	3,538	213
Total financial income	**9,915**	**30,286**
Interest on borrowings	16,795	17,364
Interest on provisions	5,085	4,369
Write-off of investments	734	690
Other financial expenses	3,376	5,975
Total financial expenses	**25,990**	**28,398**
Total financial expense / (income), net	**16,075**	**(1,888)**

25 Income taxes

Total applicable income taxes reported in the accompanying consolidated financial statements for the years ended 31 December 2003 and 2002 include the following components:

	2003 HUF millions	2002 HUF millions
Current income taxes	5,547	1,023
Tax refund to TVK related to prior years	(901)	-
Deferred income taxes	(37,122)	916
Total income tax expense/(benefit)	**(32,476)**	**1,939**

The applicable corporate income tax rate on the taxable income of the companies of the Group operating in Hungary was 18% both in 2003 and 2002, in Slovakia was 25% both in 2003 and 2002. Effective from 1 January 2004 the applicable corporate income tax rate decreased to 16% in Hungary and decreased to 19% in Slovakia. Deferred tax assets and liabilities has been revaluated accordingly.

The Group's current income tax is determined on the basis of taxable statutory profit of the individual companies comprising the group.

MOL Rt. is entitled to a 100% corporate income tax holiday for its taxable profit of the years 2003 and 2002 as a result of having made certain investments in manufacturing assets. The 100% tax holiday is expected to be available in year 2005 also. TVK Rt. is expected to be entitled to tax holiday in 2005 and 2006.

A 20% dividend tax, subject to reduction by applicable double taxation treaties, is levied on the recipient in respect of dividends, payable to a foreign legal entity. In the event of payment to domestic or foreign individuals, a personal income tax liability of 20% arises. In both cases the tax is deducted at the source.

The deferred tax balance as of 31 December 2003 and 2002 in the accompanying consolidated balance sheets consist of the following items, analysed by the basis for deferred tax differences:

	2003 HUF millions	2002 HUF millions
Depreciation, depletion and amortisation	(31,582)	(6,663)
Unrealised gains on intergroup transfer	243,612	15,244
Capitalisation of certain borrowing costs	(7,922)	(8,509)
Differences in accounting for domestic oil and gas exploration and development	(14,919)	(14,452)
Provision for environmental liabilities	28,068	26,373
Other provisions	20,285	21,314
Foreign exchange differences	683	(30,872)
Write off of purchased natural gas	7,150	10,317
Statutory losses of MOL Rt. carried forward	62,381	65,683
Valuation of financial instruments	(8,443)	(1,522)
Other	1,850	10,459
Total	**301,163**	**87,372**
Deferred tax assets	**52,895**	**18,134**
Deferred tax liabilities	**14,213**	**587**

The unrealized gains on intergroup transfers contains primarily the results of the gas unbundling (as described in Note 5). Due to the fact that this gain increased the tax base of the assets, but has been eliminated in the consolidation, the increase in future depreciation gives rise to a deferred tax asset.

The statutory losses of MOL arose in 2001 and are available for offset against profits arising in any of the following 3 years (until 2006).

A numerical reconciliation between tax expense and the product of accounting profit multiplied by the applicable tax rates is as the follows:

	2003 HUF millions	2002 HUF millions
Profit before tax per accompanying consolidated statement of operations	**72,140**	**66,923**
Tax at the applicable tax rate of 18%	12,985	12,046
Tax holiday available	(51,181)	(5,501)
Revaluation of deferred tax assets and liabilities	5,920	535
Impact of changes in Hungarian tax legislation	-	(437)
Adjustment to the period of realisation	79	(167)
Losses of subsidiaries not recognised as an asset	369	937
Non-taxable income from associated companies	(858)	(3,354)
Differences not expected to reverse	1,306	(2,101)
Tax refund from subsequent tax reviews	(901)	-
Other	(195)	(19)
Total income tax expense	**(32,476)**	**1,939**

26 Earnings per share

Basic earnings per share are calculated by dividing the net profit for the period attributable to ordinary shareholders (net profit for the period less dividends on preference shares) by the weighted average number of ordinary shares outstanding during the period, including those presented as other non-current liability due to the related option agreements. Diluted earnings per share is calculated by dividing the net profit attributable to ordinary shareholders (after deducting interest on the convertible instruments) by the weighted average number of ordinary shares outstanding during the year (adjusted for the effects of dilutive options and dilutive convertible instruments).
There were not any significant items in 2002 that would dilute the earnings per share.

	Income (HUF millions)	Weighted average number of shares	Earnings per share (HUF)
Basic and diluted Earnings Per Share 2002	65,262	96,658,661	675
Basic Earnings Per Share 2003	99,720	101,267,877	985
Diluted Earnings Per Share 2003	99,965	101,640,053	984

	2003 HUF millions	2002 HUF millions
Net profit attributable to ordinary shareholders for basic earnings per share	99,720	65,262
Interest on convertible bonds	245	-
Net profit attributable to ordinary shareholders for diluted earnings per share	**99,965**	**65,262**

	2003	2002
Weighted average number of ordinary shares for basic earnings per share	101,267,877	96,658,661
Effect of dilution – convertible bonds	372,176	-
Adjusted weighted average number of ordinary shares for diluted earnings per share	**101,640,053**	**96,658,661**

There have been no other transactions involving ordinary shares or potential ordinary shares since the reporting date and before the completion of these financial statements.

27 Financial instruments

Fair value of financial instruments

Financial instruments in the balance sheet include investments, other non-current assets, trade receivables, other current assets, cash and cash equivalents, short-term and long-term debt, other long-term liabilities, trade and other payables. Derivatives are presented as other non-current assets, other current assets and trade and other payables. The estimated fair values of these instruments approximate their carrying amounts.
As it is discussed in Note 5, as of 31 December 2003 the Company holds a call option, expiring in March 2004, for the purchase of shares in TVK Rt. representing in total 8.02% of that company's share capital. The Company has issued put option in respect of the same number of shares to the same party, which is exercisable subsequent to the call option period. The option fee is amortised to the consolidated statement of operations over the term of the option. This option is not quoted instrument. The underlying shares in TVK are not traded actively in a sufficiently large quantity for the basis of fair valuation. Therefore, the fair value of this item cannot be measured reliably. The Company treats this option as forward purchase of TVK shares and this financial instrument is valued at amortized cost. The corresponding asset is HUF 232 million (see Note 11), and the related obligation is HUF 273 million (see Note 18) as at 31 December 2003. The respective amounts as at 31 December 2002 were HUF 806 million and HUF 845 million.

Financial risk management

(i) Credit risk

The Company provides a variety of customers with products and services, none of whom, based on volume and creditworthiness, present significant credit risk, individually or aggregated. Company procedures are operative to ensure that sales are made to customers with appropriate credit history and do not exceed an acceptable credit exposure limit.
The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet, net of any impairment.

(ii) Interest rate risk

The Company policy is to ensure that not less than 25% but not more than 75% of its exposure to changes in interest rates is on a fixed rate basis. As of 31 December 2003 25% of the Company's long-term debt was at fixed rates, taking into account the effect of interest rate swap agreements. The Company uses interest rate swaps to manage the relative level of its exposure to cash flow interest rate risk associated with floating interest-bearing borrowings. The interest payment period of these hedging instruments is six months in accordance with that of the underlying debt. As of 31 December 2003 the Company has one interest rate swap agreement in effect, with a notional amount of USD 16 million, expiring in 2004. The fair value of this swap agreement was a net liability of HUF 86 million and HUF 585 million as of 31 December 2003 and 2002, respectively (see Note 18).

The interest rate swap transaction was originally designated as cash flow hedges under IAS 39, however, due to the prepayment of the underlying loan before year-end, the cumulative change of HUF 395 million in the fair value of the instrument was reclassified from equity to the statement of operations.

The Company uses cross currency swaps to manage the relative level of its exposure to cash flow interest rate risk and foreign exchange risk associated with foreign currency denominated floating interest-bearing borrowings. The interest payment period of these hedging instruments is six months in accordance with that of the underlying debt.

As of 31 December 2003 the Company had one cross currency swap agreement in effect (four as of 31 December 2002) with notional amounts totaling EUR 20 million, all expiring in 2006. The related receivable was HUF 613 million (see Note 11) and the corresponding liability was HUF 74 million (see Note 18) as at 31 December 2003. The comparative balances of receivables and liabilities were HUF 96 million and HUF 929 million, respectively. During the year, the Company closed three of the above transactions taking advantage of the favourable conditions, while the fourth transaction has been closed subsequent to the balance sheet date.

Slovnaft, being consolidated since 1 April 2003, has certain loans the interest rate of which is linked to the market price of crude oil if the market price falls below a certain level. In accordance with IAS 39, this derivative element embedded in the loan agreement has been separated out of the host contract and is recorded at fair value of HUF 17 million as short-term debt with changes in fair value being recorded in the statement of operations for the year.

Terméktároló Rt., a subsidiary of MOL Rt. has entered into an interest rate swap agreement in 2002, expired in 2003, whose fair value was a net liability of HUF 30 million as of 31 December 2002.

(iii) Liquidity risk

The Company policy is to maintain sufficient cash and cash equivalents or have available funding through an adequate amount of committed credit facilities to cover the liquidity risk in accordance with its financing strategy. The amount of undrawn credit facilities as of 31 December 2003 consists of the following:

	HUF millions
General corporate purpose loan facilities for MOL and subsidiaries	84,647
Loan facilities of Slovnaft Group	34,307
Loan facilities of TVK Group	29,090
Project-linked loan facilities	11,013
Total long-term loan facilities available	**159,057**
Short-term facilities available	92,411
Total loan facilities available	**251,468**

During 2003, the Company completed an EUR 750 million two-tranched financing transaction consisting of a EUR 600 million revolving facility and a EUR 150 million term loan linked to environmental projects. Additionally, a bridging 1+1 year term loan facility has been put in place in the amount of EUR 400 million.

(iv) Foreign exchange risk

The Company enters into various types of foreign exchange contracts and options in managing its foreign exchange risk resulting from cash flows from business activities and financing arrangements denominated in foreign currencies.

The Company's currency risks arise mainly as a result of its significant USD-based crude oil and natural gas purchases from abroad. Although sales prices of oil products are also linked to USD, natural gas sales prices are determined in HUF by the regulator. Consequently, until the end of 2003, MOL's net cash flow position is short USD.

The Company's policy is to manage its USD exposure, detailed in the above paragraph, by applying EUR/USD option strategies due to being less expensive than USD/HUF transactions. In order to protect itself from short-term foreign exchange fluctuations, the Company also enters into deliverable foreign exchange forward contracts.

The company has two long-term international gas transit agreements under which consideration is calculated in SDR. The contractual provisions prescribing price calculation in SDR have been identified as a SDR/USD swap, being an embedded derivative under IAS 39, as the

Company considers USD price setting to be closely related to the host contract. This derivative has been separated from the host contract and designated as a cash flow hedge to the host gas transit contract. The fair value of the embedded SDR derivative is a net receivable of HUF 9,324 million as of 31 December 2003 (see Note 7). The corresponding figure as of 31 December 2002 was HUF 2,950 million net receivable. The increase in the fair value of this instrument has been credited to equity.

Additionally, TVK hedges some of the foreign exchange exposure arising on its EUR denominated sales by selling the proceeds in advance using EUR/HUF forwards. Such instruments are accounted for as stand-alone derivatives and their fair value is a net liability of HUF 7 million as of 31 December 2003. There were no such instruments at the end of 2002.

The Company also manages foreign currency risks arising from some of its short-term debt by making use of EUR/USD options.

The Company classifies its forward exchange contracts and currency exchange options either as fair value hedges, in case of debts, or as stand-alone derivatives and carries them at fair value.

As of 31 December 2003 there were no open hedging positions in respect of hedging the currency risks of short-term debt or future gas purchase currency exposure. The Company had several deliverable foreign currency forward contracts the fair value of which consisted of a receivable of HUF 192 million and a liability of HUF 106 million (see Note 11 and 18, respectively) as of 31 December 2003.

As of 31 December 2002 the fair value of derivative instruments hedging the currency risks of short-term debt and the deliverable foreign currency forward contracts was a net liability of HUF 2,263 million and HUF 193 million, respectively (see Note 18), while the fair value of gas purchase currency hedge was a net receivable of HUF 41 million (see Note 11).

(v) Commodity price risk management

MOL Group as an integrated oil and gas company, is exposed to commodity price risk on both the purchasing side and the sales side. The main commodity risks are long crude oil position to the extent of the domestic production, long refinery margin position to the extent of the refined product volume in both Slovanft and MOL, long petrochemical margin position due to Slovnaft and TVK and short fuel oil and gas-oil position to the extent of the import gas volume. The latter exposure is explained by the formula by which natural gas imports are priced.

In the second half of 2002 MOL has purchased call options in order to protect the Company against a potential sharp increase in import gas purchase prices in the event of a war in Iraq. To minimize the cost of the hedge the Company decided to use proxies such as IPE Brent and IPE Gasoil instead of FOB MED Fueloil 1% and FOB MED Gasoil 0,2% the references that are used in the formula. Using a proxy hedge is common when the protection is required only for the event of a crisis. These proxy hedges were closed during 2003, while their fair value as at 31 December 2002 was a net receivable of HUF 1,822 million (see Note 11). The fair value movements of these instruments were included in net income as they were not accounted for as hedges.

In 2002 Risk Management focused on managing the refinery margin exposure of MOL. The instrument used was a Prepaid Refining Margin Swap where MOL has sold its refinery margin (weighted average of oil products minus Dated Brent) forward and received the fix leg of the swap up front. This transaction was not a hedge under IAS 39 but was treated as a stand-alone derivative instrument. This transaction was closed in the first quarter of 2003, so there is no related open position as of 31 December 2003. As of 31 December 2002 the fair value of this transaction was a net payable of HUF 469 million (see Note 18).

28 Commitments and contingent liabilities

Guarantees

The total value of guarantees undertaken to parties outside the Group is HUF 588 million.

Capital and Contractual Commitments

The total value of capital commitments as of 31 December 2003 is HUF 119,721 million, of which HUF 32,972 million relates to capital and contractual commitments of Slovnaft, HUF 38,516 relates to capital and contractual commitments of TVK and HUF 29,821 million relates to the EU-2005 gasoline/gasoil quality improvement project at the Danube Refinery, which will arise in 2004. Other capital commitments relate to obligations to purchase tangible and intangible assets.

Gas Purchase Obligations, Take or Pay and Ship or Pay Contracts

MOL has concluded gas purchase contracts with gas suppliers Panrusgáz Rt., Ruhrgas, O&G Minerals Ltd., Eurobridge Kft. and Gas de France to ensure the maximum safety of its long-term gas supply to customers. As of 31 December 2003, 147.9 billion cubic meters of natural gas (contracted quantity 2001-2015, on 15 C - from which 124.4 bcm under take-or-pay commitment) at an approximate volume of HUF 3,794 billion (of which HUF 3,204 billion is under take or pay commitment) will be purchased during the period ending 2015 based on these contracts.

MOL has an effective ship or pay natural gas transmission agreement with ÖMV AG under which it can utilise the HAG pipeline until 2016. As of 31 December 2003, MOL's respective obligation is HUF 33 billion for the remaining 13-year period.

In accordance with EU directives the domestic gas market is becoming liberalized. According to the new Gas Law enacted in January 2004 and the related regulations, all non-residential consumers are eligible to buy gas from their selected suppliers at market rates. Gas prices for residential consumers, and other consumers who decided to remain in public supply, however, are expected to be regulated until at least July

of 2007. The new regulation, which came into force 1 January 2004 passes the cost of gas purchases – acknowledging cost of domestically produced gas at import price levels – onto the customers by also providing a volume graded subsidy for residential customers. This subsidy is financed from the increased royalty payments made by MOL in relation to gas produced from domestic gas fields put into operation before 1998.
Despite the possibility of entering into the competitive market, for reasons of security of gas supply, a significant portion of consumers will prefer public supply as long as the regulated prices are not substantially different from the competitive market prices. The law regulates the procedure of changing between the two market segments by imposing deadlines.
As a result of competition from traders with potentially cheaper import sources, if any, it is possible that some of MOL's existing long-term gas purchase agreements may become onerous –because of the contracted take-or-pay type obligations. (An onerous contract is where the unavoidable cost of meeting the obligations under the contract exceeds the expected economic benefits from it over the remaining contract period.) The Gas Law offers several solutions to address the take-or-pay obligations, reducing the potential risk from these. In ultimate case the Hungarian Energy Office may compensate losses from a fund, created pursuant to the Gas Law, or may restrict the import of natural gas, if it can be proved that such import creates significant economic and financial difficulty for the buyer or seller of any long term gas supply contract.
Because critical elements of the future market situation are not known or may only be roughly outlined yet, - including, but not limited to the trends of future gas prices in the European and domestic market, domestic gas demand, the approach of the regulator in restricting or approving imports, the real extent of eligible customers choosing the free market, the actual operation of the alternatives offered by the Gas Law for addressing TOP obligations, etc.- currently it is not possible to determine whether these long term gas purchase contracts could result in any obligation that would be required to be provided for.

Gas Transit

MOL entered into a Long-term Natural Gas Transportation Contract with NIS Naftna Industrija Srbjie in 1998 terminating in December 2017. However, due to war events and sanctions imposed on Yugoslavia by the EU, this contract was modified several times. Due to the fact that the economy of Serbia and Montenegro has not been restored as rapidly as forecasted in the recent years, the latest agreement reached early this year states the annual volumes relevant to the period of 2004-2008, exclusively, totaling to 2.2 billion cm in 2008.
Another Long-term Natural Gas Transportation Contract was concluded with ENERGOINVEST/BH-GAS according to which MOL also provides natural gas transmission service till March 2018. However, the built-up of the annual natural gas quantities forecasted therein has not been realized up to now, thus re-scheduling of certain quantities has been contracted in the recent years to a later contractual period. For the coming 5 years a moderate increase is projected, reaching 450 million cm in 2008.
Both contracts oblige the other party to pay the transportation fee in compliance with the Take or Pay clause thereof.

Gas Selling Contracts

Supply contracts worth approximately HUF 3,569 billion (107 billion cubic meters on 15 C) have been concluded for the period ending 2020. The major part covers the needs of local gas distributing companies serving the community and local industries.

Operating leases, rentals

Within the total operating lease and rental obligations of HUF 6,862 million, HUF 4,625 million becomes payable in 2004, HUF 1,943 million in the period 2005-2008, and HUF 294 million afterwards.
From the total lease and rental obligations the operating lease liabilities are as follows:

	2003 HUF millions	2002 HUF millions
Due not later than 1 year	2,548	1,813
Due two to five years	1,351	1,921
Due over five years	-	-
Total	**3,899**	**3,734**

Of the outstanding operating lease liabilities as of 31 December 2003 HUF 910 million were contracted by Slovnaft.

Long-term contracts to purchase services

MOL has contractual commitments to buy certain types of services. The most important contractual commitments are telecommunication, accounting and wastewater treatment services. According to these contracts MOL has HUF 48,043 million commitment for the period 2004-2018.

Authority procedures, Litigation

In 2000, the Hungarian Automotive Association brought an action against us with the Competition Office alleging that MOL breached applicable competition laws by charging excessively high prices for petrol and diesel. In January 2001, the Competition Office terminated this proceeding finding that MOL's pricing method did not constitute an abuse of market position. However, the Hungarian Automotive Association requested a judicial review of the proceedings. During the judicial review, the court found that the Competition Office's resolution was unfounded and therefore unlawful in respect of the competition law implications of MOL's wholesale pricing and ordered the Competition Office to hold new hearings in this regard. The Competition Office appealed against the court's ruling at the Supreme Court. The Supreme Court, has rejected the appeal and required to repeat its proceedings and re-examine MOL's wholesale pricing method, which the Competition Office has started with its resolution on 23 February 2004.

MOL Group entities are a party to a number of civil actions arising in the ordinary course of business. Currently, there exists no litigation that could have a material adverse affect on the financial condition, assets, results or business of the Group.
Members of the MOL Group act as defendant is HUF 15,272 million for which HUF 3,477 million provision has been made.
The MOL Group has also filed suits, totaling HUF 4,641 million.

Environmental liabilities
MOL's operations are subject to the risk of liability arising from environmental damage or pollution and the cost of any associated remedial work. MOL is currently responsible for significant remediation of past environmental damage relating to its operations. Accordingly, MOL has established a provision of 30,287 million HUF for the estimated cost as at 31 December 2003 for probable and quantifiable costs of rectifying past environmental damage. (See Note 16). Although the management believes that these provisions are sufficient to satisfy such requirements to the extent that the related costs are reasonably estimable, future regulatory developments or differences between known environmental conditions and actual conditions could cause a revaluation of these estimates.
In addition, some of the Group's premises may be effected by contamination where the cost of rectification is currently not quantifiable. At the Tiszaújváros site the Group has identified potentially significant underground water and surface soil contamination. In accordance with the resolutions of the regional environmental authorities, TVK is required to complete its investigation and submit the results to the authorities. Based on these results the authorities are expected to specify a future environmental rehabilitation plan and to bring a resolution requiring TVK to perform this plan in order to clean the underground water contamination. The environmental authorities have also confirmed their previous resolution requiring TVK to clean the surface soil contamination, which project has already started in February 2004. The cost of these remedial works currently cannot be estimated, but it may be significant. .

Memorandum of understanding with PKN
On 20 November 2003, MOL and Polski Koncern Naftowy ORLEN SA ("ORLEN") signed Memorandum of Understanding whereby they agreed intention to initiate co-operation in the Central and Eastern European oil sector. The parties believe that this co-operation would allow both MOL and ORLEN to benefit from synergies and could present the opportunity to compete more effectively with the major global operators in the sector. The Memorandum of Understanding provides for an initial period of exclusive consultation between MOL and ORLEN in respect of potential co-operation.
The signing of the Memorandum of Understanding represents an early stage in the discussions between MOL and ORLEN. Such discussions will only be pursued following the signing of the Memorandum of Understanding, through the formation of advisory teams by MOL and ORLEN and the appointment of external advisors.
The aforementioned co-operation initiatives will only be implemented following the signing of definitive agreements and obtaining required corporate / shareholder / regulatory approvals, where required.

29 Events after the balance sheet date

On 6 November 2003, the National Property Fund of the Czech Republic published a public announcement on its intention to sell a 62.99% shareholding of Unipetrol a.s., the leading Czech oil, petrochemical and chemical holding company. On 13 January 2004 the Company submitted a non-binding bid for the privatisation of Unipetrol. MOL will only decide on whether it will submit a binding bid and the potential structure thereof following a comprehensive due diligence.
The Company, making a further step in its divestiture strategy has sold its 35.46 percent holding in ÉGÁZ Rt. and its 27.18 percent holding in DÉGÁZ to Gas de France on 17 January 2004. The combined book value of interests as of 31 December 2003 was HUF 11.3 billion and the purchase price was HUF 11.8 billion. Payment of the full consideration is expected following the approval of the Hungarian Energy Office at the closing of the transaction.
As described in Note 5, the public offer for the ordinary shares of Slovnaft a.s. has been closed on 27 January 2004. During the public offer 5,855,849 shares have been offered for sale, representing 28.39% of Slovnaft's registered capital, at a price of SKK 1,379 per share. The value of this transaction is HUF 52.3 billion. The stock exchange settlement of the public offer took place on 30 January 2004 and MOL became the owner of the validly offered shares on this day. MOL's stake in Slovnaft increased to 98.41% as a consequence of this transaction.
On 13 February 2004 the Board of Directors of the Company has authorised the management to invite bids for the possible sale of stakes and the involvement of partners in its three unbundled gas businesses (Storage, Transmission, Wholesale and Trading). MOL's upstream gas assets are excluded from this process. Bids are expected to be submitted following a due diligence process customary in such transactions.
On 17 February 2004 the Hungarian Privatization and State Holding Company (ÁPV Rt.) sold a total of 11,316,000 series "A" ordinary MOL shares, 10.5% of MOL share capital, to international and Hungarian institutional investors in an accelerated equity offering transaction. During a three-day period ended 3 March 2004, ÁPV Rt. sold a total of 492.000 series "A" ordinary shares, representing 0.4% of MOL share capital, to Hungarian private investors. As a result of these transaction ÁPV Rt. holds 13.0% of total series "A" ordinary shares and the one series "B" preference share, together representing 11.8% of MOL total share capital. The Extraordinary Shareholder's Meeting held on 1 September 2003 authorized the management for the transformation of the series "C" ordinary shares of the company into series "A" shares if the Hungarian State holds less than 25% of "A" shares.

30 Notes to the consolidated statements of cash-flows

a) Analysis of net cash outflow on acquisition of subsidiaries and joint ventures

	2003 HUF millions	2002 HUF millions
Cash consideration	(46,687)	-
Cash at bank or on hand acquired	12,359	-
Net cash outflow on acquisition of subsidiaries and joint ventures	**(34,328)**	-

b) Analysis of net cash inflow on sales of subsidiary undertakings

	2003 HUF millions	2002 HUF millions
Cash at bank or on hand disposed of	(2,541)	(265)
Cash consideration	24,114	5,773
Net cash inflow on sales of subsidiary undertakings	**21,573**	**5,508**

Analysis of net cash inflow on sales of subsidiary undertakings

	2003 HUF millions	2002 HUF millions
Intangible assets	(138)	1,358
Property, plant and equipment	(16,604)	(9,855)
Investments	(257)	(70)
Inventories	(1,730)	(6,228)
Trade receivables	(4,545)	(2,425)
Other current assets	(1,840)	(1,700)
Cash	(2,541)	(265)
Assets	**(27,655)**	**(19,185)**
Provisions	350	75
Minority interest	1,584	2,852
Long-term debt	1,404	1,037
Trade payables	4,934	777
Other liabilities	5,146	6,460
Liabilities	**13,418**	**11,201**
Net assets sold	(14,237)	(7,984)
Net gain on sales (see Note 21)	9,877	729
Elimination of internal profit	-	(630)
Cash consideration	**24,114**	**9,343**
Advance payment in respect of the sale of MOL Slovensko	-	(3,570)
Net cash received	**24,114**	**5,773**

c) Issuance of long-term debt

	2003 HUF millions	2002 HUF millions
Increase in long-term debts	392,513	50,792
Non cash-flow element: unrealised exchange gains/(losses)	4,574	18,777
Total issuance of long-term debt	**397,087**	**69,569**

31 Segmental information

2003	Exploration and Production HUF millions	Refining and Marketing HUF millions	Natural Gas HUF millions	Petro-chemicals HUF millions	Corporate and other HUF millions	Inter-segment transfers HUF millions	Total HUF millions
Net external sales revenue	10,287	890,639	430,162	169,006	3,944	-	1,504,038
Depreciation, depletion, amortisation and impairment	21,048	41,030	10,927	13,215	9,230	-	95,450
Profit/(loss) from operations	43,201	67,931	6,164	1,271	(35,614)	(143)	82,810
Property, plant, equipment and intangibles acquired	22,721	74,285	11,019	64,921	5,578	-	178,524

2003 Asset and liabilities	Exploration and Production HUF millions	Refining and Marketing HUF millions	Natural Gas HUF millions	Petro-chemicals HUF millions	Corporate and other HUF millions	Total HUF millions
Property, plant and equipment, net	101,237	398,805	86,844	176,716	74,143	837,745
Trade receivables net	3,122	84,869	49,883	26,338	845	165,057
Not allocated assets						529,933
Total assets						**1,532,735**
Trade payables	8,527	107,727	31,999	17,883	9,417	175,553
Not allocated liabilities						677,561
Total liabilities						**853,114**

Net external sales revenues include only sales to third parties outside the Group. Total sales of the segments in 2003 were the following: Exploration and Production (HUF 151,457 million), Refining and Marketing (HUF 1,008,382 million), Natural Gas (HUF 439,104 million), Petrochemicals (HUF 197,068 million) and Corporate and other segment (HUF 25,060 million).

The operating profit includes the profit arising both from sales to third parties and transfers to the other business segments. Exploration and Production transfers crude oil, condensates and LPG to Refining and Marketing and natural gas to the Natural Gas segment. Refining and Marketing transfers chemical feedstock, propylene and isobutane to Petrochemicals and Petrochemicals transfers various by-products to Refining and Marketing. The internal transfer prices used are based on prevailing market prices. However, in respect of transfers of natural gas, the transfer price is limited to the average regulated wholesale selling price, adjusted to exclude storage, transport fees and wholesale margin, where this is below the prevailing market price as this was the case in both year 2002 and 2003. Divisional figures contain the results of the fully consolidated subsidiaries engaged in the respective divisions. The Nitrogénművek Rt. fertiliser manufacturing business, which was sold in 2002, was included under Corporate and other. MOL Chem Kft. (oil products wholesale trader), which was sold in 2003, was included under Refining and Marketing. MOL-Gáz Kft. (natural gas supplier), Zsámbékgáz Rt., Turulgáz Rt. and Kiskungáz Rt. (gas utility managers), which were sold in 2003, were included under Natural Gas.

The inter-segment transfers show the effect on operating profit of the change in the amount of unrealised profit deferred in respect of transfers between segments. Unrealised profits arise where the item transferred is held in inventory by the receiving segment and a third party sale takes place only in a subsequent quarter. For segmental reporting purposes the transferor segment records a profit immediately at the point of transfer. However, at the company level profit is only reported when the related third party sale has taken place. In previous years this unrealised profit effect was not shown separately, but was included in the reported segmental result of the receiving segment. Unrealised profits arise principally in respect of transfers from Exploration & Production to Natural Gas and from Refining & Marketing to Petrochemicals.

2002	Exploration and Production HUF millions	Refining and Marketing HUF millions	Natural Gas HUF millions	Petro-chemicals HUF millions	Corporate and other HUF millions	Inter-segment transfers HUF millions	Total HUF millions
Net external sales revenue	4,486	652,886	359,639	123,014	19,632	-	1,159,657
Depreciation, depletion, amortisation and impairment	17,776	27,184	11,270	9,039	6,339	-	71,608
Profit/(loss) from operations	51,355	37,350	195	3,108	(35,149)	310	57,169
Property, plant, equipment and intangibles acquired	16,846	20,677	9,606	20,164	8,486	-	75,779

2002 Asset and liabilities	Exploration and Production HUF millions	Refining and Marketing HUF millions	Natural Gas HUF millions	Petro-chemicals HUF millions	Corporate and other HUF millions	Total HUF millions
Property, plant and equipment, net	72,511	185,951	100,953	74,341	38,983	472,739
Trade receivables net	638	56,057	42,557	20,645	1,562	121,459
Not allocated assets						365,286
Total assets						**959,484**
Trade payables	5,498	45,683	28,944	4,106	7,454	91,685
Not allocated liabilities						393,644
Total liabilities						**485,329**

Net external sales revenues include only sales to third parties outside the Group. The total sales of the segments in 2002 were the following: Exploration and Production (HUF 128,018 million), Refining and Marketing (HUF 728,166 million), Natural Gas (HUF 377,636 million), Petrochemicals (HUF 135,322 million) and Corporate and other segment (HUF 35,228 million).

In 2002 MOL Rt. sold MOL Slovensko, a fully consolidated subsidiary to Slovnaft. As this subsidiary was assigned to Refining & Marketing at MOL and belongs to the Corporate and Other segment at Slovnaft, the total gain of HUF 1.7 billion on the sale is incorporated in Refining & Marketing segment operating profit. However, 36.2% (corresponding to MOL's shareholding in Slovnaft) of this gain had been eliminated. This elimination was recorded as inter-segment transfer.

32 Related party transactions

Transactions with associated companies in the normal course of business

	2003 HUF millions	2002 HUF millions
Trade receivables due from related parties	13,430	9,438
Trade payables due to related parties	26,166	29,680
Net sales regarding related parties	95,831	79,341

Company purchased and sold goods and services with related parties during the normal course of business in 2003 and 2002 respectively. All of these transactions were conducted under market prices and conditions.

Transactions with owners

The Slovak Slovnitegra a.s. and Slovbena a.s., owning a total of 9.8% of MOL's shares have certain options in respect of those shares. As described in Note 5, due to the connecting option structure, these shares are presented as non-current liabilities towards Slovintegra a.s. and Slovbena a.s. in the accompanying consolidated financial statements (see Note 17).

Emoluments of the members of the Board of Directors and Supervisory Board

Directors' total remuneration approximated HUF 15 million and HUF 24 million in 2003 and 2002. In addition, the non-executive directors participate in a long-term incentive scheme details of which are given in below. Executive members do not receive any additional remuneration for their participation in the Board in excess of their managerial compensation package. Total remuneration of members of the Supervisory Board approximated HUF 44 million in 2003 and HUF 20 million in 2002.

Number of shares held by members of the Board of Directors and Supervisory Board and the management

	2003 Number of shares	2002 Number of shares
Board of Directors	56,290	38,542
Supervisory Board	1,698	1,698
Management	16,965	21,697
Total	**74,953**	**61,937**

Transactions with the Officers and Management of the Company

Mr. Horváth, a non-executive member of the Board of Directors is the owner of a legal consultancy firm that provided legal services to MOL and TVK in 2003 to the value of HUF 18 million.

Mr. Dobák, a non-executive member of the Board of Directors is a partner of IFUA Horváth & Partners advisory firm that provided maintenance services, related to a planning and controlling software to MOL Rt. Siófok Logistics to the value of HUF 0.4 million in 2003.

Mr. Hatina, a member of the Supervisory Board holds ownership in Slovbena a.s. and Slovintegra a.s., companies which signed a sale and purchase agreement with MOL Rt. in November 2002 regarding their 31.6% interest in Slovnaft and subscribed shares in the related closed capital increase of MOL (See Note 5 and 17).

Long-Term Performance-Related Management Incentive Schemes

The shareholders at the General Annual Meeting held on 27 April 2001 approved a long-term incentive scheme for non-executive directors. Shares are allocated based on the relative change in MOL's share price and the share prices of other companies listed on the Budapest Stock Exchange and used for calculating the BUX index. Under the scheme each member of Board of Directors receives a fixed award of shares to the value of EUR 25,000 (EUR 41,500 for a non-executive chairman), furthermore in case of 100% fulfillment under the relative incentive scheme the non-executive Chairman and the members of the Board of Directors are entitled to shares equal in value of EUR 41,500 and other members to shares equal in value of EUR 25,000. For the vesting period starting on 1 April 2001 and ending on 31 March 2002 non-executive directors became entitled, subject to a waiting period of one year, to a total of 19,348 MOL shares in May 2003. (Excluding 10,282 MOL shares received by non-executive directors already left and paid out in 2002.)

At the Annual General Meeting as of 2003 the incentive scheme was approved for the period starting on 1 April 2002 and ending on 31 March 2003. According to the 64% performance the non-executive directors become entitled, subject to a waiting period of one year, to a total of 20,231 MOL shares in May 2004.

A long-term incentive scheme for senior management is based on the same performance indicators that those of the Board of Directors but with a vesting period from 1 January to 31 December in each year. Based on performance the award of shares becomes payable after a two year waiting period. Based on this long-term incentive scheme a total number of 28,173 MOL shares allocation was approved for senior management in 2003, which will be received in 2005. As short-term incentive a HUF 203 million was approved – and paid in May 2003 - for senior management after evaluating the realization of key performance indicators set for year 2002.

The extraordinary Annual General Meeting held on 1 September 2003 approved a new long-term incentive scheme for members of Board of Directors and senior managers of the Group. The new incentive scheme helps the conformity of interest among the directors, senior managers and the shareholders of MOL, inspiring the improvement of the company performance and the increase of share prices. Through a private placement on 9 October 2003 the managers participating in the incentive scheme subscribed bonds convertible to ordinary series "A" shares, financed by bank loans. In the framework of the program a total number of 1,200 convertible bonds were issued having a nominal value of HUF 10 million and being convertible into 1,779 series "A" MOL shares each in equal installments within five years.

The members of Board of Directors are entitled to subscribe a total number of 25 bonds each, the chairmen of committees to 30 bonds each, the chairman of Board of Directors to 35 bonds (or vice chairman if the chairman is an executive), while the remaining bonds can be subscribed by selected top managers of MOL Group. Based on the resolution of the Board of Directors, for members joining subsequently to the scheme 280 bonds are to be held in a pool.

The details of subscription of bonds issued are the following:

	Bonds subscribed **Number of bonds**
Non-executive members of Board of Directors (4 persons)	115
Executive Board (4 persons)	335
Further Senior Managers (4 persons)	220
Selected Top Managers of MOL Group (8 persons)	250
Pool	280
Total	**1,200**

From 2003 the Relative Based incentive scheme for non-executive members of the Board of Directors and Senior Managers has ceased to exist due to the introduction of the new scheme. The fixed-amount remuneration of non-executive members of the Board of Directors (25,000 and 41,500 EUR/year each) will be paid in cash following the Annual General Meeting.

The applied long-term and short-term incentive schemes for Senior and Top Managers (approximately 200 persons), were united in 2003. The incentive aim involves company and organizational level financial and operational targets, evaluation of the contribution to the strategic goals of the company and determined individual tasks in the System of Performance Management (TMR), and competencies. From the settled incentive scheme based on evaluation of indicators and qualification of individual tasks and competencies, 60% will be paid after the evaluation and 40% will be paid after a two years waiting period. The ratio of the incentive may change according to the individual agreements.

Loans to the members of the Board of Directors and Supervisory Board

No loans have been granted to Directors or members of the Supervisory Board.

33 Reconciliation between HAS unconsolidated financial statements and IFRS consolidated financial statements

The Hungarian Law on Accounting came into force on 1 January 1992 and has been subject to modifications since that date. A new act, Act C of 2000 came into force on 1 January 2001, which brought Hungarian accounting closer to IFRS. The accounting principles imposed by the law are based on the EU's 4th, 7th and 8th Directives. However, they still differ in certain respects from IFRS.

The following table shows the reconciliation of the equity under HAS (company only) and IFRS financial statements.

		Share capital HUF millions	Reserves HUF millions	Net income HUF millions	Total equity HUF millions
31 December 2002 - HAS		**98,400**	**208,259**	**47,780**	**354,439**
Effect of IFRS consolidation		-	(1,920)	545	(1,375)
Minority interest under IFRS		-	(1,728)	1,941	213
IFRS adjustments:					
- Deferred taxation	ii)	-	21,946	1,051	22,997
- Depreciation on oil and gas assets	v)	-	5,003	(831)	4,172
- Provision for field operation suspension liabilities	i)	-	1,100	(300)	800
- Repurchase of treasury shares	vii)	(5,155)	(20,926)	(316)	(26,397)
- Conversion to successful efforts method of accounting		-	12,390	2,062	14,452
- Capitalisation of borrowing cost	iii)	-	10,410	(1,713)	8,697
- Impairment on downstream assets		-	(843)	121	(722)
- Impairment on foreign upstream assets		-	(767)	-	(767)
- Revaluation of monetary items	iv)	-	17,539	6,824	24,363
- Implementation of IAS 39	vi)	-	3,788	(3,355)	433
- Revaluation of financial investments		-	2,490	6,522	9,012
- Project cost capitalisation		-	(2,371)	1,033	(1,338)
- Reversal of accrued foreign exchange losses		-	(7,194)	3,857	(3,337)
- Other		-	(242)	41	(201)
31 December 2002 - IFRS		**93,245**	**246,934**	**65,262**	**405,441**

		Share capital HUF millions	Reserves HUF millions	Net income HUF millions	Total equity HUF millions
31 December 2003 - HAS		**108,227**	**300,464**	**328,416**	**737,107**
Effect of IFRS consolidation		-	15,733	(214,724)	(198,991)
IFRS adjustments:					
- Deferred taxation	ii)	-	20,545	32,044	52,589
- Depreciation on oil and gas assets	v)	-	4,172	(825)	3,347
- Provision for field operation suspension liabilities	i)	-	800	3,092	3,892
- Repurchase of treasury shares	vii)	(4,288)	(17,689)	(3,847)	(25,824)
- Slovnaft acquisition (Note 5)	viii)	(10,811)	(50,275)	(4,677)	(65,763)
- Conversion to successful efforts method of accounting		-	14,452	467	14,919
- Capitalisation of borrowing cost	iii)	-	8,697	(935)	7,762
- Impairment on downstream assets		-	(722)	121	(601)
- Impairment on foreign upstream assets		-	(767)	9	(758)
- Project cost capitalisation		-	(1,338)	114	(1,224)
- Accrued borrowing cost		-	-	1,225	1,225
- Revaluation of monetary items	iv)	-	24,363	(23,789)	574
- Derivative financial instruments	vi)	-	7,000	(148)	6,852
- Revaluation of financial investments	iv)	-	9,012	(18,804)	(9,792)
- Reversal of accrued foreign exchange losses	iv)	-	(3,337)	1,970	(1,367)
- Other		-	(89)	11	(78)
31 December 2003 - IFRS		**93,128**	**331,021**	**99,720**	**523,869**

i) Provisions

With effect from 1 January 2001, the conditions and requirements for provision recognition under HAS became identical to those under IFRS, thus the carrying value of provisions at 31 December 2002 do not differ. However, since HAS does not define discounting, the unwinding of discount on provisions, accounted for as interest expense under IFRS, is charged to operating expenses in financial statements prepared according to Hungarian accounting rules. Additionally, HAS does not allow the capitalization of field abandonment provision on tangible assets and requires it to be charged to the statement of operations when incurred.

ii) Deferred taxation

IFRS requires the recognition of a deferred tax asset or liability for all taxable temporary differences, which will result in taxable amounts in determining taxable profit of future periods when the carrying amount of the asset or liability is recovered or settled. HAS does not recognise the concept of deferred taxation.

iii) Capitalisation of borrowing costs

IFRS allows capitalisation of borrowing costs directly attributable to the acquisition or construction of an asset. Borrowing costs may belong to either dedicated or general loan facilities and may include exchange differences to the extent that they substitute interest. HAS requires the capitalisation of interests and foreign exchange differences, regardless of the extent of the latter, incurred only on dedicated borrowings.

iv) Foreign exchange accounting

Under IFRS, monetary assets and liabilities denominated in foreign currency need to be valued at year-end exchange rate with the resulting difference reflected in income. HAS implemented a different approach, the overall net unrealised foreign exchange gain has to be deferred to cover net foreign exchange losses in following accounting periods. With effect from 1 January 2003 HAS treatment for the above mentioned item has changed so the deferred net unrealised foreign exchange gain cumulated until the end of 2002 should be reversed in any of the next five years. HAS allows the deferral of unrealised foreign exchange losses on construction loans limited to the overall unrealised net loss during the accounting period. In addition HAS treats foreign currency denominated investments as monetary assets, thus such investments are subject to exchange valuation at year end.

v) Depreciation of production assets

Under IFRS production assets are depreciated on a unit of production basis taking into account the estimated total proved reserves of each field. Prior to 31 December 1996 MOL Rt. depreciated production assets on a straight-line basis over the estimated useful life of the assets.

vi) Derivative financial instruments

Simultaneously with the adoption of IAS 39, HAS also implemented certain procedures regarding the accounting treatment of derivatives. However, the Hungarian approach towards fair valuation is more prudent in the sense that not all unrealised gains are recognised. Also, the concept of cash flow hedges has not yet been introduced under HAS, losses on such hedging instruments are accounted for as if they arose from stand-alone derivatives.

vii) Treasury shares

Under IFRS the nominal value of treasury shares held is deducted from registered share capital. Any difference between the nominal value and the acquisition price of treasury shares, together with any gains or losses on these transactions, are recorded directly in reserves. Under HAS treasury shares are treated as securities held for trading, the effect of treasury share transactions is recognized in the income statement of the period.

viii) Slovnaft acquisition

IFRS requires classification of financial instruments as liability if a contractual obligation exist to deliver cash to the other party under conditions that are potentially unfavourable to the issuer. The shares issued together with call and put options in the Slovnaft acquisition (see Note 5) meet this definition. Under HAS, these shares are presented as equity.

Historical Summary Financial Information (IFRS)

Consolidated Income Statements for the Years Ended 31 December

	1999 HUF millions	2000 HUF millions	2001 HUF millions	2002 HUF millions	2003 HUF millions	2003 USD millions
Net sales and other operating revenues	**749,400**	**1,039,264**	**1,190,143**	**1,166,930**	**1,524,336**	**6,792**
Total operating expenses	693,360	997,261	1,193,320	1,109,761	1,441,526	6,423
Operating profit	56,040	42,003	(3,177)	57,169	82,810	369
Net income	**35,417**	**20,240**	**1,241**	**65,262**	**99,720**	**444**

Consolidated Balance Sheets as at 31 December

Non-current assets	485,438	614,692	635,897	630,721	1,073,568	5,163
Current assets	257,445	317,936	372,745	328,763	459,167	2,208
Total assets	**742,883**	**932,628**	**1,008,642**	**959,484**	**1,532,735**	**7,372**
Shareholders' equity	363,716	379,813	367,081	405,441	523,869	2,520
Minority interest	6,262	5,672	74,063	68,714	155,752	749
Non-current liabilities	216,863	327,156	265,957	195,035	431,177	2,074
Current liabilities	156,042	219,987	301,541	290,294	421,937	2,029
Total liabilities and shareholders' equity	**742,883**	**932,628**	**1,008,642**	**959,484**	**1,532,735**	**7,372**

Consolidated Statements of Cash Flows for the Years Ended 31 December

Net cash provided by operating activities	**142,912**	**49,376**	**71,412**	**167,845**	**203,158**	**905**
Net cash used in investing activities	(115,992)	(170,616)	(45,343)	(65,213)	(298,529)	(1,330)
Net cash provised/(used) by financing activities	(18,163)	114,063	(6,292)	(118,292)	114,639	511
Net (decrease)/increase in cash	**8,757**	**(7,177)**	**19,777**	**(15,660)**	**19,268**	**86**

2003 year-end HUF/USD: 207.92; 2003 average HUF/USD: 224.44.

Key Group Operating Data 1999-2003

Net proved developed and undeveloped reserves	Natural gas		Crude oil		Combined	
	MCM	Bcf	kt	million bbl	ktoe	million boe
Major domestic fields and remaining other properties						
December 31, 1999	**30,083**	**1,063**	**8,683**	**63**	**35,897**	**262**
Revision of previous estimates	1,659	58	103	3	700	14
Extension and discoveries	3,438	122	1,734	13	5,387	41
Production	(2,965)	(105)	(1,041)	(8)	(3,651)	(28)
Purchase/sale of minerals in place	0	0	0	0	0	0
December 31, 2000	**32,215**	**1,138**	**9,479**	**72**	**38,333**	**289**
Revision of previous estimates	2,328	82	455	3	1,926	15
Extension and discoveries	2,828	100	1715	13	4,136	31
Production	(3,101)	(110)	(979)	(7)	(3,629)	(27)
Purchase/sale of minerals in place	0	0	0	0	0	0
December 31, 2001	**34,270**	**1,210**	**10,670**	**81**	**40,766**	**308**
Revision of previous estimates	(2,189)	(77)	100	1	(1,864)	(14)
Extension and discoveries	1,016	36	0	0	948	7
Production	(2,932)	(104)	(956)	(7)	(3,443)	(26)
Purchase/sale of minerals in place	0	0	0	0	0	0
December 31, 2002	**30,165**	**1,065**	**9814**	**74**	**36,408**	**275**
Revision of previous estimates	(1,461)	(52)	(744)	(6)	(1,605)	(12)
Extension and discoveries	1,238	44	634	5	1,770	13
Production	(2,299)	(81)	(1013)	(8)	(3,028)	(23)
Purchase/sale of minerals in place	0	0	0	0	0	0
December 31, 2003	**27,643**	**976**	**8690**	**66**	**33,545**	**253**
Reserves abroad						
December 31, 1999	**164**	**6**	**275**	**2.0**	**446**	**3.5**
Revision of previous estimates	-	-	-	-	-	-
Extension and discoveries	-	-	-	-	-	-
Production	(3)	0	(4)	0	(7)	0
Purchase/sale of minerals in place	(162)	(6)	(271)	(2)	(439)	(4)
December 31, 2000	**0**	**0**	**0**	**0**	**0**	**0**
Revision of previous estimates	-	-	-	-	-	-
Extension and discoveries	-	-	-	-	-	-
Production	-	-	-	-	-	-
Purchase/sale of minerals in place	-	-	-	-	-	-
December 31, 2001	**0**	**0**	**0**	**0**	**0**	**0**
Revision of previous estimates	-	-	-	-	-	-
Extension and discoveries	-	-	-	-	-	-
Production	-	-	-	-	-	-
Purchase/sale of minerals in place	-	-	-	-	-	-
December 31, 2002	**0**	**0**	**0**	**0**	**0**	**0**
Revision of previous estimates	-	-	-	-	-	-
Extension and discoveries	-	-	-	-	-	-
Production	-	-	(490)	(4)	(490)	(4)
Purchase/sale of minerals in place	-	-	2,650	19	2,650	19
December 31, 2003	**0**	**0**	**2,159**	**16**	**2,159**	**16**
Total (domestic+int') hydrocarbon reserves as of Dec 31, **1999**	**30,247**	**1,069**	**8,958**	**65**	**36,343**	**266**
Total (domestic+int') hydrocarbon reserves as of Dec 31, **2000**	**32,215**	**1,138**	**9,479**	**72**	**38,333**	**289**
Total (domestic+int') hydrocarbon reserves as of Dec 31, **2001**	**34,270**	**1,210**	**10,670**	**81**	**40,766**	**308**
Total (domestic+int') hydrocarbon reserves as of Dec 31, **2002**	**30,165**	**1,065**	**9,814**	**74**	**36,408**	**275**
Total (domestic+int') hydrocarbon reserves as of Dec 31, **2003**	**27,643**	**976**	**10,850**	**81**	**35,704**	**269**

Average production costs*

	1999	2000	2001	2002	2003
Crude oil USD/Bbl	5.84	5.09	5.54	6.44	6.57**
Natural gas USD/MMcf	462.7	421.7	400.2	508.5	629.4

* including allocated headquarter costs and D, D&A (depreciation, depletion and amortisation)

** incl. ZMB

Exploration data

	1999	2000	2001	2002	2003
Wells tested	**38 (4)**	**16 (2)**	**26 (2)**	**17 (2)**	**24 (1)**
of which exploration wells (of which foreign)	17 (3)	7 (2)	16 (2)	9 (2)	14 (1)
crude oil (of which foreign)	3 (0)	1 (0)	2 (0)	0 (0)	2 (0)
natural gas (of which foreign)	2 (1)	0 (0)	5 (1)	2 (1)	3 (0)
dry well (of which foreign)	12 (2)	6 (2)	9 (1)	7 (1)	9 (1)
of which development wells (of which foreign)	21 (1)	9 (0)	10 (0)	8 (0)	10 (0)
crude oil (of which foreign)	11 (0)	1 (0)	10 (0)	6 (0)	6 (0)
natural gas (of which foreign)	8 (0)	8 (0)	0 (0)	2 (0)	4 (0)
dry well (of which foreign)	2 (1)	0 (0)	0 (0)	0 (0)	0 (0)

Hydrocarbon production (gross figures) (kt)

	1999	2000	2001	2002	2003
Crude oil (domestic)	1,243	1,136	1,064	1,050	1,134
Crude oil (international)					621
Condensates	282	279	270	245	219
LPG	192	201	195	192	206
Other gas products	39	45	42	42	50

Natural gas sales, million cubic metre

	1999	2000	2001	2002	2003
Domestic production (net dry)	3,396	3,249	3,226	3,101	2,940
Imported gas	9,014	9,047	9,587	10,700	12,189
Change in storage	(44)	(115)	544	(411)	(541)
o/w domestic	10	(101)	101	(442)	(44)
o/w import	(54)	(14)	443	31	(497)
Total sources	**12,366**	**12,181**	**13,358**	**13,390**	**14,588**
Sales to gas distribution companies	9,112	8,739	9,800	9,531	10,645
Sales to power sector	1,973	1,687	1,880	2,277	2,393
Sales to industrial and other users	948	1,202	1,173	1,074	978
Losses and own consumption	333	553	505	508	572
Total sales and losses	**12,366**	**12,181**	**13,358**	**13,390**	**14,588**

Natural gas prices, HUF/m³

	1999	2000	2001	2002	2003
Average import price	15.9	33.7	39.3	28.3	31.8
Average MOL selling price	18.8	20.5	25.9	28.0	30.1
Wholesale price to GDCs	18.9	20.2	24.5	26.3	28.9
Wholesale price to industry/power	18.5	20.9	30.5	33.0	33.9

Natural gas closing inventory in storage (mobile) million cubic metre

	1999	2000	2001	2002	2003
Domestic	462.3	554.2	392.5	348.1	377.9
Imported	1,844.5	1,833.4	1,359.4	1,724.0	2,112.7
Total	**2,306.8**	**2,387.6**	**1,751.9**	**2,072.1**	**2,490.6**

Crude oil processing, kt

	1999	2000	2001	2002	2003***
Domestic crude oil	1,200	1,091	1,002	1,001	1,092
Imported crude oil	5,774	5,710	5,840	4,989	9,396
Total crude oil processing	**6,974**	**6,801**	**6,842**	**5,990**	**10,488**
Condensates processing	287	274	259	223	219
Other feedstock	631	593	773	1202	1,247
Total throughput	**7,892**	**7,668**	**7,874**	**7,415**	**11,954**
Contract and joint processing	0	0	0	0	0
Average distillation capacity used Duna Refinery %	**63**	**62**	**74**	**85**	**85**
Average distillation capacity used Slovnaft %					**97**

Crude oil product sales, kt

	1999*	2000*	2001**	2002**	2003***
Sales in Hungary	**5,404**	**5,339**	**4,472**	**4,061**	**4,066**
Gas and heating oils	1617	1,777	1,692	1,735	1,766
Motor gasolines	1202	1,147	1,130	1,133	1,189
Fuel oils	1254	1,063	1,146	567	478
Special gasolines,other gaslines and naphtha	790	820	11	11	7
Bitumen	226	219	202	234	183
Lubricants	38	37	49	38	32
Other products	278	276	242	343	411
Sales in Slovakia				**248**	**1,188**
Gas and heating oils				47	562
Gasolines				115	428
Lubricants				2	18
Bitumen				6	60
Other products				78	120
Export sales	**1,944**	**1,921**	**2,258**	**2,296**	**4,635**
Gas and heating oils	971	837	995	1,304	2,613
Gasolines	460	421	576	430	1,177
Lubricants	81	89	72	65	80
Bitumen	95	126	104	105	152
Other products	337	449	511	392	613
Total crude oil product sales	**7,348**	**7,260**	**6,730**	**6,605**	**9,889**

* MOL Group

** MOL Group without petrochemical feedstock

*** MOL Group with Slovnaft from 1. April

Petrochemical production, kt

	2000	2001	2002	2003*
ethylene	368	359	365	498
LDPE	108	107	113	222
HDPE	191	184	194	188
PP	231	260	278	338

* MOL Group with Slovnaft from 1. April

Petrochemical sales**, kt

	2000	2001	2002	2003*
Hungary	351	381	397	393
Slovakia	4	6	10	79
Other	397	390	411	621
Total product sales	**752**	**777**	**818**	**1093**

* MOL Group with Slovnaft from 1. April

** Including external sales of olefins, polyolefins and other products

Average headcount, person

	1999	2000	2001**	2002	2003***
Exploration and Production	3,970	2,415	2,203	2,154	2,024
Refining and Marketing*	7,172	7,318	6,077	4,454	3,160
Gas Business*		143	672	676	624
Corporate Services	2,115	1,512	1,004	688	531
Headquarters and other	387	554	526	541	709
MOL Rt. total	**13,642**	**11,942**	**10,482**	**8,513**	**7,048**
Subsidiaries	**6,842**	**6,074**	**7,027**	**6,755**	**8,884**
MOL Group	**20,484**	**18,016**	**17,509**	**15,268**	**15,932**

* In 2001 headcount of gas transmission was transferred from Refining and Marketing to the Gas Business

** corrected with TVK

*** with Slovnaft from April 1.

Closing headcount, person

	1999	2000	2001**	2002	2003***
MOL Rt.	12,585	10,796	9,390	7,296	6,539
Subsidiaries	6336	5,761	7,048	5,636	9,327
MOL Group	**18,921**	**16,557**	**16,438**	**12,932**	**15,866**

** corrected with TVK

*** with Slovnaft from April 1.

Supplementary oil and gas industry disclosures required by SFAS 69 (unaudited)

A) Reserves

Proved reserves are the estimated quantities of oil and gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those reserves which can be expected to be recovered through existing wells with existing equipment and operating methods. The reserves reported exclude volumes attributable to oil and gas discoveries that are not at present considered proved. Such reserves will be included when technical, fiscal and other conditions allow them to be economically developed and produced.

Oil and gas reserves cannot be measured exactly since estimation involves subjective judgement and arbitrary determinations. Estimates remain subject to revision.

Estimated net proved reserves of crude oil and natural gas liquids at the end of the year and the changes in such reserves during the year are set out below.

	Crude Oil and condensate (kt)					**Natural gas liquids (millions of cubic meter)**				
	Consolidated companies			**Associated companies**	**Total**	**Consolidated companies**			**Associated companies**	**Total**
	Hungary	**Foreign**	**Total**			**Hungary**	**Foreign**	**Total**		
Reserves At 31 December 2001	**15,319**	**-**	**15,319**	**-**	**15,319**	**32,751**	**-**	**32,751**	**-**	**32,751**
Revision of previous estimates	53	-	53	-	53	(2,658)	-	(2,658)	-	(2,658)
Extensions and discoveries	38	-	38	-	38	967	-	967	-	967
Improved recovery	11	-	11	-	11	37	-	37	-	37
Purchase of minerals	-	-	-	-	-	-	-	-	-	-
Sales of minerals	-	-	-	-	-	-	-	-	-	-
Production	(1,357)	-	(1,357)	-	(1,357)	(2,754)	-	(2,754)	-	(2,754)
Reserves At 31 December 2002	**14,064**	**-**	**14,064**	**-**	**14,064**	**28,343**	**-**	**28,343**	**-**	**28,343**
Revision of previous estimates	(822)	-	(822)	-	(822)	(1,122)	-	(1,122)	-	(1,122)
Extensions and discoveries	473	-	473	-	473	1,000	-	1,000	-	1,000
Improved recovery	303	-	303	-	303	161	-	161	-	161
Purchase of minerals	-	2,650	2,650		2,650	-		-		-
Sales of minerals	-	-	-	-	-	-	-	-	-	-
Production	(1,363)	(490)	(1,853)	-	(1,853)	(2,183)	-	(2,183)	-	(2,183)
Reserves At 31 December 2003	**12,655**	**2,160**	**14,815**	**-**	**14,815**	**26,199**	**-**	**26,199**	**-**	**26,199**
Proved Developed Reseves As Of										
31 December 2001	7,357	-	7,357	-	7,357	18,506	-	18,506	-	18,506
31 December 2002	6,609	-	6,609	-	6,609	13,488	-	13,488	-	13,488
31 December 2003	6,739	2,159	8,898	-	8,898	12,048	-	12,048	-	12,048

	Crude oil, condensate and natural gas liquids (kt equals)				
	Consolidated companies			Associated companies	Total
	Hungary	Foreign	Total		
Reserves At 31 December 2001	**40,767**	**-**	**40,767**	**-**	**40,767**
Revision of previous estimates	(1,845)	-	(1,845)	-	(1,845)
Extensions and discoveries	893	-	893	-	893
Improved recovery	36	-	36	-	36
Purchase of minerals	-	-	-	-	-
Sales of minerals	-	-	-	-	-
Production	(3,443)	-	(3,443)	-	(3,443)
Reserves At 31 December 2002	**36,408**	**-**	**36,408**	**-**	**36,408**
Revision of previous estimates	(1,605)	-	(1,605)	-	(1,605)
Extensions and discoveries	1,346	-	1,346	-	1,346
Improved recovery	424	-	424	-	424
Purchase of minerals	-	2,650	2,650		2,650
Sales of minerals	-	-	-	-	-
Production	(3,028)	(490)	(3,518)	-	(3,518)
Reserves At 31 December 2003	**33,545**	**2,159**	**35,705**	**-**	**35,705**
Proved Developed Reseves As Of					
31 December 2001	21,605	-	21,605	-	21,605
31 December 2002	17,165	-	17,165	-	17,165
31 December 2003	15,998	2,159	18,158	-	18,158

B) Capitalised costs

The aggregate amount of tangible and intangible fixed assets of Group companies relating to oil and gas exploration and production activities and the aggregate amount of the related depreciation, depletion, amortisation and impairment at December 31 are shown in the table below:

HUF million	*Consolidated companies*			*Associated companies*	*Total*
	Hungary	Foreign	Total		
At 31 December 2001					
Gross value	184,107	2,948	187,055	-	187,055
Proved properties	184,107	2,948	187,055	-	187,055
Unproved properties	-	-	-	-	-
Accumulated DD&A and impairments	106,121	1,892	108,013	-	108,013
Net capitalised costs	**77,986**	**1,056**	**79,042**	**-**	**79,042**
At 31 December 2002					
Gross value	200,898	2,916	203,814	-	203,814
Proved properties	200,898	2,916	203,814	-	203,814
Unproved properties	-	-	-	-	-
Accumulated DD&A and impairments	121,852	1,932	123,784	-	123,784
Net capitalised costs	**79,046**	**984**	**80,030**	**-**	**80,030**
At 31 December 2003					
Gross value	219,024	34,564	253,588	-	253,588
Proved properties	219,024	34,564	253,588	-	253,588
Unproved properties	-	-	-	-	-
Accumulated DD&A and impairments	134,176	5,240	139,416	-	139,416
Net capitalised costs	**84,848**	**29,324**	**114,172**	**-**	**114,172**

C) Costs incurred

Costs incurred by Group companies during the year in oil and gas property acquisition, exploration and development activities, whether capitalised or expensed directly, are shown in the table below.

HUF million	Consolidated companies			Associated companies	Total
	Hungary	Foreign	Total		
For year ended 31 December 2003					
Acquisition of properties	212	22,701	22,913	-	22,913
Proved	212	22,701	22,913	-	22,913
Unproved	-	-	-	-	-
Exploration	9,628	3,172	12,800	-	12,800
G&G	3,485	935	4,420	-	4,420
Drilling	6,101	1,672	7,773	-	7,773
Rental fee, other	42	565	607	-	607
Development	9,238	8,603	17,841	-	17,841
Total costs incurred	**19,078**	**34,476**	**53,554**	**-**	**53,554**
For year ended 31 December 2002					
Acquisition of properties	26	195	221	-	221
Proved	26	195	221	-	221
Unproved	-	-	-	-	-
Exploration	10,890	2,098	12,988	-	12,988
G&G	4,940	40	4,980	-	4,980
Drilling	5,893	946	6,839	-	6,839
Rental fee, other	57	1,112	1,169	-	1,169
Development	7,977	-	7,977	-	7,977
Total costs incurred	**18,893**	**2,293**	**21,186**	**-**	**21,186**
For year ended 31 December 2001					
Acquisition of properties	179	135	314	-	314
Proved	179	135	314	-	314
Unproved	-	-	-	-	-
Exploration	9388	4618	14,006	-	14,006
G&G	3,158	409	3,567	-	3,567
Drilling	5,967	3,428	9,395	-	9,395
Rental fee, other	263	781	1,044	-	1,044
Development	5,792	-	5,792	-	5,792
Total costs incurred	**15,359**	**4,753**	**20,112**	**-**	**20,112**

D) Earnings

Earnings of Group companies from exploration and production activities excluding financing costs and related tax effects.

HUF million	Consolidated companies			Associated companies	Total
	Hungary	Foreign	Total		
For year ended 31 December 2003					
Sales	93,879	12,757	106,636	-	106,636
third parties	600	12,757	13,357	-	13,357
intra-group	93,279	-	93,279	-	93,279
Production costs	(18,647)	(1,728)	(20,375)	-	(20,375)
Exploration expense	(6,443)	(3,174)	(9,617)	-	(9,617)
DD&A	(18,028)	(2,579)	(20,607)	-	(20,607)
Other income/(costs)	(5,955)	(2,643)	(8,598)	-	(8,598)
Earnings before taxation	44,806	2,633	47,439	-	47,439
Taxation	-	(546)	(546)	-	(546)
Earnings From Operation	**44,806**	**2,087**	**46,893**	**-**	**46,893**
For year ended 31 December 2002					
Sales	104,448	-	104,448	-	104,448
third parties	722	-	722	-	722
intra-group	103,726	-	103,726	-	103,726
Production costs	(16,336)	-	(16,336)	-	(16,336)
Exploration expense	(7,421)	(1,932)	(9,353)	-	(9,353)
DD&A	(15,568)	(18)	(15,586)	-	(15,586)
Other income/(costs)	(3,755)	(702)	(4,457)	-	(4,457)
Earnings before taxation	61,368	(2,652)	58,716	-	58,716
Taxation	-	(2)	(2)	-	(2)
Earnings From Operation	**61,368**	**(2,654)**	**58,714**	**-**	**58,714**
For year ended 31 December 2001					
Sales	115,684	-	115,684	-	115,684
third parties	116	-	116	-	116
intra-group	115,568	-	115,568	-	115,568
Production costs	(15,549)	-	(15,549)	-	(15,549)
Exploration expense	(6,257)	(4,618)	(10,875)	-	(10,875)
DD&A	(18,082)	(51)	(18,133)	-	(18,133)
Other income/(costs)	(994)	138	(856)	-	(856)
Earnings before taxation	74,802	(4,531)	70,271	-	70,271
Taxation	(10,936)	-	(10,936)	-	(10,936)
Earnings From Operation	**63,866**	**(4,531)**	**59,335**	**-**	**59,335**

(1) In case of Hungarian companies an effective tax rate of 5.4% was used in respect of year 2001 in spite of the overall negative tax base in 2001

E/1) Standardised measure of discounted future net cash flows

The standardised measure of discounted future net cash flows from production of proved reserves was developed as follows:

1. Estimates are made of quantities of proved reserves and the future periods which they are expected to be produced based on year-end economic conditions.
2. The estimated future cash in-flows from proved reserves are determined based on year-end prices.
3. The future cash flows are reduced by estimated production costs (including transportation costs and production taxes), future development and other, mainly abandonment and maintenance costs. All estimates are based on year-end economic conditions.
4. Future income taxes are computed by applying the year-end statutory tax rate to future net cash flows after allowing for tax deductible items (such as tax written down value of oil and gas producing assets) and future income tax credits.
5. Future net cash flows have been discounted at 10 percent in accordance with SFAS 69.

The standardised measure of discounted future net cash flows does not purport nor should it be interpreted to present the fair value of the Company's oil and gas reserves. An estimate of fair value would also take into account, among other things, the recovery of reserves not presently classified as proved, anticipated future changes in prices and costs and a discount factor more representative of the time value of money and risks inherent in reserves estimate.

HUF million	2001			2002			2003		
	Consolidated companies			Consolidated companies			Consolidated companies		
	Hungary	Foreign	Total	Hungary	Foreign	Total	Hungary	Foreign	Total
Future cash inflows	1,462,708	-	1,462,708	1,289,540	-	1,289,540	1,253,316	49,597	1,302,913
Future production costs	(238,640)	-	(238,640)	(242,653)	-	(242,653)	(240,371)	(19,391)	(259,762)
Future development and other costs	(164,233)	-	(164,233)	(169,089)	-	(169,089)	(139,799)	-	(139,799)
Future tax expense	(161,735)	-	(161,735)	(141,651)	-	(141,651)	(106,354)	(5,286)	(111,640)
Future net cash flows	898,100	-	898,100	736,147	-	736,147	766,792	24,920	791,712
Effect of discounting	(393,267)	-	(393,267)	(318,551)	-	(318,551)	(345,750)	-	(345,750)
Standardised measure of discounted future cash flows	**504,833**	**-**	**504,833**	**417,596**	**-**	**417,596**	**421,042**	**24,920**	**445,962**

E/2) Change in standardised measure of discounted future cash flows

HUF million	Consolidated companies			Associated companies	Total
	Hungary	Foreign	Total		
At 31 December 2001	**504,833**	**-**	**504,833**	**-**	**504,833**
Sales and transfers of oil and gas, net of production costs	(87,391)	-	(87,391)	-	(87,391)
Net changes in prices and production costs	(40,795)	-	(40,795)	-	(40,795)
Net cash from extensions, discoveries and improved recovery	8,774	-	8,774	-	8,774
Development cost related to future production	1,657	-	1,657	-	1,657
Development costs incurred during the year	7,977	-	7,977	-	7,977
Other cost incurred during the year	5,070	-	5,070	-	5,070
Purchase/(Sale) of minerals in place	-	-	-	-	0
Revisions of previous reserve estimate	(47,899)	-	(47,899)	-	(47,899)
Accretion of discount	59,279	-	59,279	-	59,279
Net change in income tax	6,091	-	6,091	-	6,091
At 31 December 2002	**417,596**	**-**	**417,596**	**-**	**417,596**
Sales and transfers of oil and gas, net of production costs	(74,633)	-	(74,633)	-	(74,633)
Net changes in prices and production costs	(44,806)	-	(44,806)	-	(44,806)
Net cash from extensions, discoveries and improved recovery	18,312	-	18,312	-	18,312
Development cost related to future production	8,818	-	8,818	-	8,818
Development costs incurred during the year	9,239	-	9,239	-	9,239
Other cost incurred during the year	5,671	-	5,671	-	5,671
Purchase/(Sale) of minerals in place	-	24,920	24,920	-	24,920
Revisions of previous reserve estimate	5,818	-	5,818	-	5,818
Accretion of discount	49,946	-	49,946	-	49,946
Net change in income tax	25,081	-	25,081	-	25,081
At 31 December 2003	**421,042**	**24,920**	**445,962**	**-**	**445,962**

MOL has always recognised the importance of maintaining the highest standards in corporate governance. The Company's commitment has amongst other things been demonstrated by the submission of a voluntary declaration on the Budapest Stock Exchange Corporate Governance Recommendations in March 2004.

MOL's corporate governance meets the requirements of the regulations of the Budapest Stock Exchange, the directives of the Hungarian Financial Supervisory Authority and the relevant regulations of the Capital Market Act. MOL also subjects its policies to regular review to ensure that they take account of continually evolving international best practice in this area.

MOL's corporate governance practices were rated highly in a report issued on December 30th, 2003 by Deminor Rating, the international corporate governance consultancy and rating firm.

Board of Directors

MOL's Board of Directors acts as the highest managing body of the Company and as such has collective responsibility for all corporate operations.

Its key activities are focused on achieving its aims of increasing shareholder value, improving efficiency and profitability and ensuring transparency in corporate activities. It also aims to ensure appropriate risk management, protection of the environment, and conditions for safety at work.

Given that MOL and its subsidiaries effectively operate as a single unit, the Board is also responsible for enforcing its aims and policies, and for disseminating the MOL culture, throughout the entire Group.

The principles, policies and goals take account of the specific and unique relationship that the Board represents among shareholders, the executive management and the Company. The composition of the Board appropriately reflects this, by requiring that a majority (eight of a total eleven members) must consist of non-executive directors.

Relationship with Shareholders

The Board is very aware of its commitment to represent and promote shareholders' interests, and recognises that it is fully accountable for the performance and activities of the MOL Group. To help ensure that the Company can meet shareholders' expectations in all areas, the Board continually analyses and evaluates developments, both in the broader external environment as well as in the operations of the MOL Group.

The official, formal channels of communication to the shareholders are the Annual Report and Accounts and the quarterly results reports as well as other public announcements made through the Budapest Stock Exchange (the main exchange on which the shares are listed). In addition, presentations on the business, its performance and strategy are given to shareholders at the Annual General Meeting and at any extraordinary General Meetings. Road show visits are also made to various cities in the UK, the US and Europe where meetings are held with representatives of the investment community, including MOL shareholders and holders of MOL's Global Depository Receipts. Furthermore, investors may raise questions at any time during the year, and at any General Meeting they are entitled to ask questions or to make proposals.

MOL has an Investor Relations department which is responsible for the organisation of the above activities as well as for the day to day management of MOL's relationship with its shareholders (contact details are given in the "Shareholder Information" section at the end of this report). Extensive information is also made available on MOL's website (www.mol.hu), where there is a special section for shareholders and the financial community.

Board Process

The Board acts and makes resolutions as a collective body.

The Board adopted a set of rules (Charter) to govern its own activities when the company was founded in 1991; these rules are regularly updated to ensure continuing adherence to best practice standards.

The Board Charter covers the scope of the authority and responsibilities of the Board, the provision of information to the Board and the main responsibilities of the Chairman and the Deputy Chairman. It further includes regulations concerning the order and preparation of Board meetings and the permanent items of the agenda, the decision-making mechanism, and how the implementation of resolutions is monitored.

Report of the Board of Directors on its 2003 activity

In 2003 the Board of Directors held 12 meetings with an average attendance rate of 90%. Alongside regular agenda items, such as reports by the Committees' chairmen on the activities pursued since the last Board meeting, overview of capital market developments, the Board of Directors also individually evaluates the performance of each of the company's business units. The Board made all necessary preparatory steps for the operational integration of MOL, Slovnaft and TVK from January 2004, in order to maximise the benefits of cooperation. The Board also carried out an overview of risk management policy on a group-wide basis, including both Slovnaft and TVK operations.

The Board devoted much time to key strategic issues, including the decision to enter into partnership with INA, the Croatian oil and gas group, as a major growth opportunity in the South-East region. Following the successful closing of the acquisition of a majority stake in Slovnaft, the Board also decided to make a public purchase offer for the remaining Slovnaft shares. The acceptance by Parliament of the new Gas Supply Act and enactment of connected secondary legislation enabled the Board to review the strategic options for the gas business and to take the first steps to determine MOL's future positioning in this area, including a potential divestment. This thorough examination led to the Board's authorising MOL management to invite bids for a potential sale of stakes in gas subsidiaries, in February 2004. During the year, the Board also discussed the future upstream strategy of MOL and reviewed potential growth opportunities, which will help to increase upstream-downstream integration, in line with its stated strategy.

Committees of the Board
Certain specific tasks are carried out by the Board's Committees. The Committees form an opinion on proposals relating to certain major issues and make recommendations to the Board of Directors or to the Executive Chairman-CEO concerning the given issue.

The Board allocates responsibilities to the various Committees as follows:

Audit Committee: (Five non-executive members); responsible for the review of financial and related reports. It is responsible for monitoring the effectiveness of internal controls. Further, it is responsible for reviewing the planning, scope and results of the audit and ensuring that the external auditors remain independent and objective.

Corporate Governance and Remuneration Committee: (Three non-executive and one executive member); responsible for the analysis and evaluation of the activities of the Board of Directors and issues relating to Board membership. It is also responsible for promoting the relationship between shareholders and the Board, and issues relating to the Board Charter. This includes the procedures, regulations and code of ethics, the review of corporate processes, procedures, organisational solutions and compensation systems, and making recommendations on the introduction of best practice standards.

Report of the Audit Committee on its 2003 activity

The Audit Committee held 6 meetings in 2003, where the average attendance rate was 97%. In addition to the regular agenda items including the review of all published financial reports, monitoring the independence of the external auditors and the regular review of internal audit, the Committee also devoted time to the following issues:
- Enterprise risk management: the Committee carried out an in-depth review of MOL Group risk management policy on a group-wide basis, including Slovnaft and TVK, in advance of a broader discussion at Board level.
- Preparation of auditor selection: the Committee invited the main auditor firms to take part in a tender for the audit work of MOL Group in 2004, evaluated their proposals and prepared a proposal on auditor selection for the Board of Directors and for the shareholders.

Report of the Corporate Governance and Remuneration Committee on its 2003 activity

The Committee held 9 meetings in 2003, with 100% attendance rate. In addition to corporate governance and remuneration related issues, the Committee reviewed a number of key strategic and performance related matters ahead of discussion by the Board:
- Progress reports on efficiency enhancement projects: the Committee reviewed the progress of both individual company-initiated projects at MOL and Slovnaft and also the MOL-Slovnaft synergy realisation program.
- Review of experiences of outsourcing projects: following the review the Committee recommended a revised outsourcing concept to the Board of Directors

- *The Committee also reviewed a number of proposals to the Board concerning major strategic decisions such as the potential* divestment of the gas business and crude oil supply strategy, prior to a full Board discussion.

Relationship between the Board and the Executive Management:

The DHL sets out how the Board delegates authority and decision-making rights to the Executive Management in order to ensure that business, HSE, ethical, risk management and internal control policies as set forth by the Board can be implemented with maximum efficiency.

The guiding principles laid down in the DHL aim to ensure the representation and enforcement of shareholders' interests through and by the Board. They also aim to support a consistent, quicker and more efficient decision-making process at corporate level, and to achieve an appropriate balance between management freedom of decision-making and the strict internal control and performance measurement system requirements. These principles further specify that decisions should be taken only when information of sufficient detail and quality is available, and that there must be appropriate post-implementation review and control. Finally, they aim to implement a functional business matrix management system both at MOL plc. and at subsidiary level.

The system laid down by the DHL is controlled by the internal audit process. Its role is to ensure compliance with, and to prevent any deviation from, policies and strategies approved by the Board.

There are four levels of management covered by the DHL. Level 1 covers the Executive Chairman-Chief Executive Officer (CEO) and Group Chief Executive Officer (GCEO). Levels 2, 3 and 4 cover the heads of the various Business Units and the top management of the subsidiary companies.

The **Executive Board** (EB) is a body that operates between the Board of Directors and the executive management, and consists of the Executive Chairman-Chief Executive Officer; Group Chief Executive Officer (GCEO); Group Chief Financial Officer (GCFO), and the Group Chief Strategic Officer (GCSO).

The Executive Board provides a forum for preparing for decision-making. Members are obliged to offer their comments and opinions, with the Executive Chairman-CEO taking the final decision. If the GCEO or the GCFO have a dissenting opinion, the Board of Directors takes the final decision.

Incentive system for non-executive directors

The purpose of the incentive system is to ensure that the remuneration system applied to the non-executive directors of the Company provide, in addition to the fixed portion of their remuneration, an incentive to improve long-term corporate performance and increase shareholder value, thus ensuring that the interests of the non-executive directors are aligned with those of the Company's shareholders.
The general meeting held on April 27, 2001 approved the amended version of the original incentive system (adopted on July 19, 1999) using at combination of a relative and a fixed based share allocation, and this system was in effect until March 31, 2003.

Relative based stock award (later replaced for the period from March 31, 2003)
This scheme was based on the relative share price performance of MOL stock compared to that of other companies in the BUX index (the official share index of the Budapest Stock Exchange). The maximum amount awarded is EUR 25,000 net or EUR 41,500 net in the case of a non-executive director who is also Chairman. The award is payable in shares.

Fixed based stock award
Each non-executive member of the Board receives every year shares worth EUR 25,000 net, and, for the chairman of the Company, provided that he is not an executive director, EUR 41,500 net. This fixed portion is awarded following the annual general meeting (AGM), i.e. the next allocation in May 2004.

For the year to March 31, 2003, the eligible directors receive a 64% allocation under the relative based stock award and the maximum allocation under the fixed stock award, both calculated pro-rata for Directors elected after April 1, 2002.

Changes to the incentive scheme for non-executive Directors from March 31, 2003

The extraordinary general meeting held on September 1, 2003 approved the introduction of a new long-term incentive scheme to replace the relative based stock award from March 31, 2003. Under the new system the amount of the reward depends on the absolute performance of MOL share price on the stock exchange, thus aligning the managers' and shareholders' interests more directly.

On October 9, 2003 Directors and selected senior executive managers participating in the new incentive program subscribed, using a bank loan, convertible bonds issued under a private placement, which can be converted to „A" series registered shares. For the purposes of the program 1,200 bonds were issued each with HUF 10 million par value, which can be converted into MOL shares during a 5-year vesting period in equal annual instalments.

The maximum number of bonds which can be subscribed, is 25 bonds per director for the non-executive members of the Board of Directors, 30 bonds for Committee chairmen, and 35 bonds for a non-executive Chairman of the Board (or for the vice-Chairman in the event that the Chairman is an executive).

Additional benefits

Directors who are not Hungarian citizens and are ordinarily resident outside Hungary receive EUR 1,500 each time (up to a maximum of 15 times per annum) they need to travel to Hungary to attend a meeting of the Board or one of its Committees. Directors who chair a Committee also receive a monthly fee of EUR 1,000.

Remuneration system for members of the Senior Executive Management

Senior Executive Management is remunerated in the form of a basic salary and a complex incentive plan. A new incentive system was introduced for the members of the senior management with effect from January 2003. The new system is based on:
- corporate and key unit-level financial indicators,
- attainment of the individual targets,
- share price performance.

The maximum amount paid varies from 65-120% of annual basic salary. Part of this amount is payable to the eligible managers in cash in accordance with their evaluation following the AGM, while the other part is payable in shares, allotted at the end of a two year waiting period.

In addition to the abovementioned incentive system, Senior Executive Management is also eligible to take part in the convertible bond program as described in the section on remuneration of non-executive directors. This program was approved by the extraordinary general meeting of September 1, 2003 for the members of MOL Rt's Board of Directors, its Executive Board, senior management and certain other selected key managers of the MOL Group.

Under this program in October 2003 the following senior managers were entitled to subscribe bonds:

members of the Executive Board (4 persons)	335 bonds
other Senior Executive Managers (4 persons)	220 bonds
other selected key managers in the MOL group (8 persons)	250 bonds.

Additional benefits for senior executive management

Additional benefits include at company car, also for personal use; life, accident, travel and liability insurance, as well as a regular medical check-up.

Supervisory Board

The Supervisory Board is responsible for monitoring and supervising the Board of Directors, as the senior business management body of the Company, on behalf of the shareholders. In accordance with MOL's Articles of Association, the maximum number of members is nine (present membership is nine). In accordance with Company Law, three members of the MOL Supervisory Board are elected employee representatives; the other six are appointed by the shareholders.

The General Meeting held on April 17, 2003 approved a new remuneration scheme for the Supervisory Board. Under the new scheme the members of the Supervisory Board receive remuneration of EUR 1,600/month, while the Chairman of the Supervisory Board receives remuneration of EUR 3,200/month. In addition to this monthly fee, the Chairman of the Supervisory Board is entitled to receive EUR 1,500 up to 15 times per annum after every meeting of the Board of Directors or a Board Committee if he participates at the meeting.

External auditors

The MOL Group, excluding Slovnaft and its associates and the ZMB joint venture (which are audited by PricewaterhouseCoopers) was audited by Ernst & Young in both 2003 and 2002.

Within the framework of the audit contract, Ernst & Young performs an audit on both the standalone and consolidated financial statements prepared in accordance with Law C of 2000 on Accounting and the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS, previously IAS). The audits of the above mentioned financial statements are carried out in accordance with the Hungarian National Standards on Auditing, the International Standards on Auditing (ISA), the provisions of Accounting Law and other relevant regulations. The auditors ensure the continuity of the audit by scheduling regular on-site reviews during the year, by participating in the meetings of MOL's governing bodies and in other forms of consultation. The auditors also review the flash reports issued quarterly; however they do not perform an audit on such reports.

Ernst & Young also provided other services to MOL Rt. during 2003 and 2002.

Summary of the fees paid to the auditors in 2003 and 2002 are as follows:

	2003	**2002**
	HUF millions	**HUF millions**
Audit fee for MOL plc	88	79
Audit fee for subsidiaries	145	167
Other services	101	86
Extraordinary audit*	238	-
Total	**572**	**332**

*related to the planned sale of MOL shares by ÁPV Rt. and MOL in December 2003.

The main non-audit services provided were taxation advisory services.

We do not believe that non-audit services provided by Ernst & Young risked compromising their independence as auditors.

Board of Directors


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1 Zsolt Hernádi (44)

Chairman of the Board of Directors since 7 July 2000, Executive Chairman – CEO since 11 June 2001, member of the Board since 24 February 1999.

Mr. Hernádi graduated from the Faculty of Industrial Planning-Analysis at the Budapest University of Economic Sciences in 1986. Between 1989-1994 he occupied various posts at the Kereskedelmi és Hitelbank Rt., between 1992-1994 he was the deputy general manager of the financial institution. He was the chief executive officer of the Central Bank of Hungarian Savings Cooperatives between 1994 and 2001, and a member of its Board of Directors between 1994 and 2002. Between 1995 and 2001 Mr. Hernádi was a member of the Board of Directors of the Hungarian Banking Association. Since 2001 he has been a member of the European Round Table of Industrials.

2 Dr. Sándor Csányi (51)

Member of the Board of Directors as of 20 October 2000, Vice Chairman since 2001.

Dr. Csányi graduated from the College of Finance and Accounting in 1974, and from the Budapest University of Economic Sciences in 1980 where he obtained his doctoral degree in 1983. From 1986 (in the same year he became a chartered accountant) he worked as Senior Head of Department at the Magyar Hitel Bank, and between 1989-92 as Deputy General Manager of Kereskedelmi és Hitelbank Rt. Since 1992 he has been the Chairman and CEO of OTP Bank Ltd. Chairman of the Mastercard Europe East European Regional Board. He is a member of Mastercard Europe and the European Savings Bank Group, Chairman of the Supervisory Board of Csányi Winery Rt., of OTP Garancia Insurance Co. Ltd. Dr. Csányi is also a member of the Board of Directors of the Hungarian Banking Association, of the Board of Administration of the World Savings Banks Institute, of the International Association of Business Leaders and of the Institut International d 'Etudes Bancaires, Co-Chairman of the Hungarian Association of Industrialists and Employers. Member of the Advisory Council of the Hungarian Financial Supervisory Authority.

3 László Akar (51)

Member of the Board of Directors as of 11 October 2002.

Graduated in 1977 from the Budapest University of Economic Sciences. Between 1977-1990 he held various positions in the National Planning Office and Ministry of Finance. Between 1994-1998 he was political state secretary in the Ministry of Finance, secretary of the cabinet to the Government's Economic Committee, and deputy governor of IMF representing Hungary. Since 1998 he is general manager of GKI Economic Research Co. From 2002 he is the Chairman of the Supervisory Board of the National Bank of Hungary.

4 Michel-Marc Delcommune (56)

Group Chief Financial Officer since 11 October 1999 and member of the Board of Directors since 28 April 2000.

Mr Delcommune earned a degree in Chemical Engineering at the University of Liege, Belgium and holds an MBA from Cornell University, New York. Mr Delcommune joined the

PetroFina Group in 1972 and was elected to the Board of Directors of PetroFina S.A. in 1992. From 1990 he was primarily responsible for Corporate Finance and Insurance as senior vice-president and chief financial officer. From 1999 he served in addition as human resources director and handled the successful merger of PetroFina and Total. Mr Delcommune is a member of the International Advisory Board of Cornell University Business School and also a member of the Board of Directors of TVK. He is a Belgian citizen.

5 Dr. Miklós Dobák (49)

Member of the Board of Directors as of 29 May 1996 at the recommendation of international institutional investors.
Dr. Dobák graduated from the Budapest University of Economic Sciences in 1979. His scholarships abroad included Cologne University (1983-84), Stanford University (1990), Harvard Business school PMD (1992) and Wharton Business School (1993).He has a PhD in economic sciences. He is a professor and head of the Department of Management and Organisation at the University of Economic Sciences and Public Administration. He is the managing director of IFUA Horváth & Partners Management Consulting Kft.

6 Dr. Gábor Horváth (48)

Member of the Board of Directors since 24 February 1999.
Dr. Horváth graduated from the Faculty of Law of the Eötvös Loránd University of Sciences in 1979. He has been heading an independent attorney office since 1990. His main activities concern corporate law, corporate financial law and company organisation law. He is the Chairman of the Supervisory Board of Pizza Express Rt. and member of the Supervisory Board of OTP Bank Rt. and CD Hungary Rt. Member of the Board of Directors of Antenna-Torony Rt.

7 Miklós Kamarás (59)

Member of the Board of Directors as of 11 October 2002.
Graduated from the Technical College of Machinery, then from the Budapest University of Economic Sciences. Registered auditor and tax advisor. Between 1972-1990 held various senior positions at ÉPGÉP Co., finishing as CEO. Between 1995-1998 deputy general manager of ÁPV Rt. (Hungarian Privatisation and State Holding Co.). From 1998 worked as partner in Deloitte & Touche Hungary and head of other auditor firms. Since 2002 CEO of ÁPV Rt. and member of the Board of Directors of ÁPV Rt. and Chairman of the Supervisory Board of BAUGÉP Kft.

8 Dr. Ernő Kemenes (64)

Member of the Board of Directors since 11 October 2002.
Graduated from the Budapest University of Economic Sciences in 1962, then earned his Ph.D. in Economics in 1965. Lecturer, then head of department in the Budapest University of Economic Sciences from 1963. Held various senior positions in the National Planning Office, Ministry of Education and Culture, and the Office of the Prime Minister between 1968-1997. Head of the National Planning Office between 1987-1990. Head of Deloitte & Touche Hungary and one of the leading managers in the Central/Eastern European Region between 1992-2001. Member of the Council of the Hungarian National Bank between 1992-1998. Retired university professor at the Budapest University of Economic Sciences and Public Administration. Participates in preparing the country reports for the OECD, EU and IMF.

9 György Mosonyi (55)

Group Chief Executive Officer and member of the Board of Directors since 19 July 1999.
Mr Mosonyi graduated from the Faculty of Chemical Engineering of Veszprém University in 1972. From 1974 he worked for the Hungarian Agency of Shell International Petroleum Co. and from 1986 he held the position of commercial director. In 1991 he worked at the Shell headquarters in London. Between 1992-93 he was the managing director of Shell-Interag Kft. Between 1994-1999 he was Chairman and Chief Executive Officer of Shell Hungary Rt. During this period he became the Chairman of Shell's Central and Eastern European Region, and also, in 1998, the Chief Executive Officer of Shell Czech Republic. He is the Chairman of TVK Rt. and member of the Board of Directors of AB AEGON. He is also a member of the Supervisory Board of INA d.d. President of the Association of Joint Ventures and member of the Board of the American Chamber of Commerce.

10 Iain Paterson (57)

Member of the Board of Directors since 24 February 1999.
Mr Paterson earned his MA in Natural Sciences at Cambridge University, his MSc in Geophysics from Durham and a PMD from the Harvard Business School. From 1970, he held various positions with British Petroleum plc. in Great Britain, USA and the Middle East. Between 1984 and 1998, he was with Enterprise Oil plc, serving from 1991 as a member of the Main Board of Directors with responsibility for international activities. He is currently also Chairman of ITE Group plc, Chairman of Sondex plc and a non-executive director of Paladin Resources plc, and of Hunting PLC. He is a British citizen.

11 Mrs. Kálmán Simóka PhD. (59)

Member of the Board of Directors as of 11 October 2002.
Graduated from the Budapest University of Economic Sciences in 1973, then earned her Ph.D. in Economics in 1978. Held various senior positions in the Ministry of Finance between 1975-1985. Then Director General of the State Treasury between 1995-1998, and since 2000 Chief Executive Officer and member of the Board of Directors of the Budapest Funeral Company. She is also Chairman of the Supervisory Board of Civis Hotel Co. and a member of the Supervisory Board of the Hungarian Development Bank (MFB).

Executive Board


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1 Zsolt Hernádi (44)
Mr Hernádi's CV is given with those of the other members of the Board of Directors.

2 György Mosonyi (55)
Mr Mosonyi's CV is given with those of the other members of the Board of Directors.

3 Michel-Marc Delcommune (56)
Mr Delcommune's CV is given with those of the other members of the Board of Directors.

4 Zoltán Áldott (36)
Group Chief Strategy Officer
Mr. Áldott graduated from the Budapest University of Economic Sciences in 1991. Between 1990 and 1991, he was an associate at Creditum Financial Consulting Ltd., between 1992 and 1995, he held various positions at Eurocorp Financial Consulting Ltd. From 1995 to 1997, he was the manager of the Privatization department at MOL and from 1997 until 1999, he was director of Capital Markets. From 1999 Mr. Áldott served as Director of Strategy and Business Development. Since November 2000 he acted as Chief Strategy Officer and then, since June 2001 as Group Chief Strategy Officer. He is also a member of the board of directors of Slovnaft a.s., a member of the Supervisory Board of INA d.d., a member of the board of directors of TVK Rt. and a member of the board of directors of the Budapest Stock Exchange.

Other Members of Senior Management


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1 Ilona Bánhegyi, LL.M. (35)
Chief Legal Counsel

2 Csaba Bokor (42)
Exploration and Production Division, Managing Director

3 Sándor Fasimon (38)
Natural Gas Division, Managing Director

4 Ferenc Horváth (44)
Refining and Marketing Division, Managing Director

5 Vratko Kassovic (61)
Petrochemical Division, Managing Director
(employee of Slovnaft)

6 Dr. József Szórád (52)
Retail Services Division, Managing Director

7 Béla Váradi (43)
Human Resources Director

Organisational Chart



EXECUTIVE CHAIRMAN AND CEO
GCEO
STRATEGY AND BUSINESS DEVELOPMENT
FINANCE
INTERNAL AUDIT
CORPORATE CENTRE
LEGAL
ENTERPRISE RELATIONS
HUMAN RESOURCES
SECURITY AND PROTECTION
CORPORATE COMMUNICATION
EXPLORATION AND PRODUCTION
REFINING AND MARKETING
RETAIL SERVICES
NATURAL GAS
LUBRICANTS
PETROCHEMICALS
HEALTH, SAFETY AND ENVIRONMENTAL PROTECTION

Dr. Mihály Kupa (63)

Chairman of the Supervisory Board as of 11 October 2002. Graduated in 1969 from Budapest University of Economic Sciences, and earned his PhD in 1975. Between 1969-1975 he held various senior positions in the Statistical Office, between 1975-1984 in the Financial Research Institute, and between 1984-1990 in the Ministry of Finance. Between 1990 and 1993 Minister of Finance, between 1992 and 1993 vice president of the Council of Governors in the World Bank and IMF in Hungary. In 1991, then again in 1998 was elected as a member of Parliament (independent). At present member of the Supervisory Board of Excellence Financial Consulting and Organisation Development Co. and the National Theater Co.

Piroska Bognár (46)

Member of the Supervisory Board as of 11 October 2002. Graduated from the Pécs University of Sciences, Faculty of Human Organisation. President of the MOL Trade Union of Chemical Workers since 2001 and Managing Director of the FÓKUSZKOM Komáromi Training and Cultural Kht. since August 2003.

John I.Charody (77)

Member of the Supervisory Board as of 11 October 2002. (M.B.E., J.P.) Worked in the Geophysical Institute of the Oil Exploration and Development Company between 1953-1956.Then he was a director in Australia of various companies including: Bridge Oil Ltd., Aurora Minerals, Project Mining. CEO of Winton Enterprises Pvt. Ltd. and Galina Investment international consulting company. Fellow of the Institute of Australian Directors since 1971, fellow of the Australian Institute of Management since 1967. Awarded M.B.E. by Her Majesty the Queen for service to Australia in 1973. After 1990 became Minister of Commerce in Budapest appointed by the Federal Government of Australia with regional responsibilities. Board Member at QBE Atlasz Insurance Co. since 1997.

Slavomir Hatina (57)

Member of the Supervisory Board from October 11, 2002 Obtained master's degree in chemical engineering. Joined Slovnaft in 1970 and worked in various positions. From 1994 to December 2001 he held the position of Chief Executive Officer of Slovnaft a.s., Bratislava. Since 1994 Mr Hatina has held the position of Chairman of the Board of Directors of Slovnaft,a.s. The title Doctor Honoris Causa (Honorary Doctor) was bestowed on Mr Hatina by the Slovak University of Technology in 2001. Mr Hatina is a citizen of Slovakia.

József Kudela (57)

Employee Representative, member of the Supervisory Board since 30 November 1994.
Mr Kudela has an advanced degree in Trade Union Affairs and in Personnel Management. He has been chairman of the MOL Miners Trade Union since 1989.

Dr. Alexandre Lámfalussy (75)

Member of the Supervisory Board since 24 February 1999. Dr. Lámfalussy graduated from the University of Louvain and earned a D.Phil at Nuffield College, Oxford. He was a guest professor at Yale University between 1961 and 1962. For a time he was director general of the Bank of Brussels, then between 1976 and 1993 he was a member of the management of the Bank for International Settlements, and for the last nine years the chief executive officer of the bank. From 1994 to July 1997, he was president of the European Monetary Institute (EMI), the forerunner of the European Central Bank, and he is a university professor at the Catholic University of Louvain (Belgium). During 2000-2001 he was the Chairman of the Committee of Wise Men on the regulation of the European securities markets. The recommendations of the Committee were accepted by the European Council, and are now being implemented. He is a Belgian citizen.

Dr. János Lukács (45)

Chairman of the Supervisory Board from 24 February 1999 to 11 October 2002, member of the Supervisory Board from 11 October 2002.
Dr. Lukács graduated from the Budapest University of Economic Sciences, Faculty of Teaching (Accounting-Statistic-IT) in 1983. He is a chartered auditor and tax adviser. He is the head of the Accounting Department at the Budapest University of Economic Sciences and Public Administration and holds a PhD in Economics.

János Major (52)

Employee Representative, member of the Supervisory Board since 30 November 1994.
Earned diploma in 2003 at the University of Pécs, Faculty of Human Resources Organisation. Secretary of MOL Trade Union of Chemical Workers since 1994. Co-ordination secretary of MOL Trade Union of the Chemical Segment since 2003. Member of the Legal, Administration and Employment Committee of the Municipality of Százhalombatta since 2002, and the Supervisory Board of FÓKUSZKOM Komáromi Training and Cultural Kht. since 2003.

Dr. Lajos Oláh (34)

Member of the Supervisory Board as of October 11, 2002. Graduated from the Eötvös Lóránd University of Sciences, Faculty of Law. Postgraduate studies at Riga, Leiden, Stellenbosch, Johannesburg and Brussels. Worked for Prímagáz Hungary in 1993-1996. Project manager in the Central Clearing House and Value Depository Co. between 1996-1999, then a member of the stock exchange commission, delegated by the issuers between 1999-2002. Managing director of LOGOS Ltd. since 1999. Member of the Board of Directors of ÁPV Rt.

Report of the Supervisory Board

Report on the review of MOL parent company and consolidated annual 2003 Accounts according to Hungarian Accounting Standards.

The Supervisory Board fulfilled its duties as prescribed by law with the same membership as in 2002. The Supervisory Board has based the present report on the report of the Board of Directors, the Auditors' assessment and regular planned reviews conducted during the year.

MOL Plc. continues to be one of the leading integrated oil and gas companies of Central Eastern Europe, the market leader in Hungary and, with its net sales revenue of HUF 1,395,181 million and Group net sales revenue of HUF 1,913,907 million, also the largest company in Hungary.

The work performed by the Board of Directors can be declared as successful due to:

- integration and efficiency improvement actions,
- the possibility for full integration was created between MOL and Slovnaft in the second quarter (we could partially integrate the two companies from October 1, 2003, then full integration was introduced from January 1, 2004),
- MOL acquired a 25%+1 vote shareholding in INA, the Croatian National Oil Company,
- As a result of the ZMB project, MOL's hydrocarbon production has significantly increased,
- Supported by a more favourable industry environment than in 2002, outstanding performance in refining and marketing was achieved through successful exploitation of opportunities,
- as a result of successful risk management and optimised loan structure foreign exchange risks have become manageable.

In the view of the Supervisory Board, the operations and measures adopted by the Board of Directors in 2003 offered a material contribution to the successful implementation of the first phase of the published three year strategy and supported the fulfilment of the objectives of maximising shareholder value and becoming the leading integrated oil company in the region.

The system of internal regulations and controls of MOL Plc. is appropriate and the integrated management and information system is transparent and reliable.

The accounting methods applied in developing the financial reports are in accordance with the provisions of the Accounting Act and are consistent with the accounting policies of the Company. All figures in the balance-sheet are supported by reconciliation and stock-taking where relevant. Assessment and payment of tax obligations were implemented as prescribed by law. The Company's 2003 financial statements provide a true and fair picture of its economic activities.

The MOL Group was profitable again in 2003. A total of 38 subsidiaries were fully, and a further 34 subsidiaries were partially consolidated, using the equity method.

The ownership structure has changed, the share of ÁPV Rt. (Hungarian Privatisation and State Holding Company) dropped to 22.73% as a consequence of MOL's capital increase. (As known to the general public, there were two successful transactions implemented at the beginning of 2004 and this ratio has since further decreased to 11.8%).
The share of international institutional investors was 33.63%, within that the shareholding of the Depository of MOL GDRs, JP Morgan, was 9.7%. The ownership share of domestic institutional and private investors was 9.51%. The weighted average stock exchange price of MOL shares in 2003 increased by 12.3% compared to that of the previous year, to HUF 5,849 in 2003.

The Supervisory Board endorses the dividend proposal of the Board of Directors which recommends a gross dividend of HUF 55, as it is, similarly to previous years, in line with the strategic targets of the Company, which take external growth potential into account.

The Supervisory Board proposes that the General Meeting approve the 2003 audited financial statements of MOL Rt. with a balance-sheet total of HUF 1,428 billion and a net income of HUF 328 billion, and the 2003 audited financial statements of the MOL Group with a balance-sheet total of HUF 1,356 billion and a net income of HUF 155 billion. These reports do not contain the impact of the proposed dividend submitted for approval to the General Meeting.

Budapest, March 26, 2004.

On behalf of MOL Rt. Supervisory Board:

Dr. Kupa Mihály
Chairman of the Supervisory Board

Corporate and Shareholder Information

Date of foundation of MOL Rt.

October 1, 1991. Registered by the Budapest Court of Justice acting as Court of Registration on June 10, 1992 with effect as of October 1, 1991, under file number 01-10-041683.

Legal predecessor

Országos Kőolaj- és Gázipari Tröszt (OKGT National Oil and Gas Trust) and its subsidiaries.
The effective Articles of Association were accepted at the EGM held on 01 September, 2003: Access to the Articles of Association can be requested from the Company or electronic version can be downloaded from Company's web site.

Registered share capital as of 31 December 2003

98,400,000 registered class A ordinary shares with a par value of HUF 1,000 each, 1 registered class B preferred share with a par value of HUF 1,000 with special preferential rights attached and 9,817,578 registered class C ordinary shares with a par value of HUF 1,001 each.

Ownership Structure:

	12.31.2002		12.31.2003	
	Par value of shares (HUF th)	%	Par value of shares (HUF th)	%
Foreign investors	41,692,937	42.4	39,448,214	36.4
Slovbena, Slovintegra	0	0	10,611,395	9.8
OMV	9,840,000	10.0	9,840,000	9.1
ÁPV Rt.	24,600,002	25.0	24,600,002	22.7
Hungarian institutional investors	5,069,509	5.1	9,518,813	8.8
Depositories (mainly Hungarian private)	11,970,743	12.2	9,849,898	9.1
MOL Rt. (treasury shares)	5,155,125	5.2	4,288,106	4.0
Unregistered	71,685	0.1	70,968	0.1
Total	**98,400,001**	**100.0**	**108,227,397**	**100.0**

Share Information

MOL share prices are published by the majority of Hungarian daily newspapers. Magyar Tőkepiac publishes daily data on prices and trading volumes. Indicative bid and ask prices of MOL's GDRs on SEAQ International can be monitored using the RIC code MOLBq.L on Reuters or MOLD LI on Bloomberg. MOL share prices on the Budapest Stock Exchange can be followed on Reuters using the RIC code MOLB.BU or on Bloomberg using code MOL HB. The following table shows trading data on MOL shares and GDRs for each quarter of 2003.

Period	BSE volume (no. of shares)	BSE closing price (HUF/share)	SEAQ volume (no. of GDRs)	SEAQ closing price (US$/GDR)
1st quarter	12,197,446	5,375	7,654,388	21.30
2nd quarter	23,843,676	5,900	6,458,417	22.1
3rd quarter	18,513,476	5,045	6,980,464	27.70
4th quarter	26,795,081	6,455	5,372,232	30.5

Treasury shares

Resolution No. 10 of the Extraordinary General Meeting held on 19 July 1999 gives authorisation to the Board of Directors for the purchase of MOL shares as follows:

- the authorisation shall be valid for 5 years;
- the total nominal value of all treasury shares held by the Company may not at any given time exceed 10 per cent of the share capital;
- the shares shall be purchased by the Company at prices reflecting prevailing stock market prices on the day of the transactions;
- the Board of Directors shall report any transactions as well as the use of the purchased own shares at the first subsequent general meeting. The Board of Directors shall also take into consideration the conditions contained in the present resolution,

the provisions of the Company Act and of the Securities Act, as well as the compliance with the reporting obligations contained in relevant stock exchange regulations.

The objectives were:

- an expected increased role of share-based incentive schemes in order to harmonise more fully the interests of shareholders and management;
- adding a new potential measure to optimise the capital structure through the re-purchase of outstanding share capital (eventually, if justified by later cancellation of shares re-purchased);
- the facilitation of the implementation of potentially attractive equity-related and hybrid financing instruments.

As at 1 January 2003, MOL owned 5,155,125 "A" series ordinary shares, this number decreased to 3,107,558 shares by the end of the year, and by the end of 2003 MOL had acquired 1,179,369 "C" series ordinary shares. The changes were due to the following transactions:

Reason for change	Number of "A" series shares	Number of "C" shares shares
Number of treasury shares as at 1 January 2003	**5,155,125**	**0**
Share transfer to Slovintegra and Slovbena in exchange for Slovnaft shares	(984,000)	
Share swap with Slovintegra and Slovbena	(1,180,548)	1,179,369
Shares purchased on BSE	144,351	
Share dotation to employees and company officers	(27,370)	
Number of treasury shares as at 31 December 2003	**3,107,558**	**1,179,369**

On 8 September 2003, 4,218,593 shares were sold on the market at 6,035 HUF/share and bought back on the same day at the same price.

Shares Held by Directors and Officers of the company as of December 31, 2003

Name	Current position	Number of shares
Zsolt Hernádi	Executive Chairman and Chief Executive Officer, member of the Board of Directors	7,805
György Mosonyi	Group Chief Executive Officer, member of the Board of Directors	7,648
Dr. Sándor Csányi	member of the Board of Directors, Deputy-Chairman	5,857
Michel-Marc Delcommune	Group Chief Financial Officer, member of the Board of Directors	12,514
László Akar	member of the Board of Directors	1,296
Dr. Miklós Dobák	member of the Board of Directors	7,590
Dr. Gábor Horváth	member of the Board of Directors	7,590
Dr. Ernő Kemenes	member of the Board of Directors	0
Iain Paterson	member of the Board of Directors	5,990
Miklós Kamarás	member of the Board of Directors	0
Kálmánné Simóka dr.	member of the Board of Directors	0
Dr. Mihály Kupa	Chairman of the Supervisory Board	0
Piroska Bognár	member of the Supervisory Board, representative of the employees	484
Dr. Sándor Lámfalussy	member of the Supervisory Board	380
Dr. János Lukács	member of the Supervisory Board	290
Dr. Lajos Oláh	member of the Supervisory Board	0
John I. Charody	member of the Supervisory Board	0
József Kudela	member of the Supervisory Board, representative of the employees	0
János Major	member of the Supervisory Board, representative of the employees	544
Slavomir Hatina	member of the Supervisory Board	0
Zoltán Áldott	Group Chief Strategic Officer	6,519
Dr. Ilona Bánhegyi	Chief Legal Counsel	2,073
Csaba Bokor	Exploration and Production Division, Managing Director	7,013
Sándor Fasimon	Natural Gas Division, Managing Director	0
Ferenc Horváth	Refining and Marketing Division, Managing Director	460
Dr. József Szórád	Retail Services Division, Managing Director	0
Béla Váradi	Human Resources Director	900

Average production cost Total cost of lifting, gathering and processing of crude oil and natural gas.

Boe (barrel of crude oil equivalent) Volume equivalent obtained after conversion of the heating value of gas to crude oil on the basis of its thermal quantity. In its practical application, 1 boe is, in general, 6000 cubic feet (about 170 normal m^3) of gas.

Barrel Barrel is the key imperial measure used in the oil industry, one tonne is equivalent to approximately 7.3 barrels of crude oil.

Brent type crude oil Mix of North Sea crude oils whose quoted price is considered as a benchmark in the international crude oil market.

Condensates General term for a group of liquid phase hydrocarbons in which light components dominate and which are extracted at the surface by natural gas separation.

Cogeneration plant Coal or natural gas fuelled power station that is suitable for the simultaneous generation of electric and thermal energy.

Distillation capacity utilisation The utilisation of the primary distillation capacity of a refinery.

Downstream Refining and Marketing Segment.

Dry well An investigated borehole which does not confirm the existence of a hydrocarbon site or is not able to profitably produce crude oil or natural gas.

Enhanced oil recovery Processes/technologies that can be used to recover more oil relative to the primary and secondary methods.

Field development Process of implementing underground and aboveground facilities necessary for the recovery of hydrocarbon reserves.

Gross production Total quantity of crude oil and natural gas from hydrocarbon fields prior to the deduction of royalties.

HEO Hungarian Energy Office.

Horizontal drilling Drilling at which horizontal or near horizontal range is created in the target layer following the vertical section in order to expand the inflow cross-section.

Hungarian Petroleum Product Association (MÁSZ) Association of the most important Hungarian crude oil product trading companies.

KKKSz Crude Oil and Crude Oil Products Stockpiling Association responsible for the strategic stockpiling of crude oil and crude oil products in Hungary.

MCF Million cubic feet. The key imperial measure used in the natural gas industry. One cubic meter is equivalent to 35.314 cubic feet.

MOL filling station operated in franchise A filling station displaying the MOL logo and offering MOL's product range, but not owned by MOL Rt.

Monomers The monomers, ethylene and propylene, are the primary products of cracking one or more of the following: naphtha, gasoil, ethane, propane and butane. They are the largest volume petrochemicals, and effectively the building blocks of the petrochemical industry. They most attractive feature is the double bond between two carbon atoms, which makes them highly chemically reactive.

Natural gas liquids Liquefied hydrocarbons separated from natural gas, ranging from propanes to gasolines and also containing heavier components.

Net dry natural gas production Total gas recovered, reduced by the quantity of produced or separated carbon dioxide and/or the condensates.

Net production Total crude oil and natural gas quantity from the hydrocarbon fields following the deduction of mining royalties.

Polyethylene This is a type of polyolefin. The high-pressure process of ethylene produces a low density polyethylene (LDPE) and the medium pressure polymerisation of ethylene produces a high density polyethylene (HDPE). LDPE is more flexible and has better clarity; HDPE has greater strength and less creep and less permeable to gases.

Polyolefins This is the collective name given to those polymers that are made from the olefins (ethylene, propylene). Polyolefins are high molecular weight compounds made by joining together hundreds or thousands of molecules, which consist of monomers. Molecular weight, structure and composition affect a number of the properties of polymers.

Polypropylene (PP) This is a type of polyolefin, the product of a propylene polymerisation reaction. Polypropylene is the lowest density polymer. It has fair-to-good impact strength and excellent colourability. PP has good resistance to heat and low water absorption.

PPM PPM is a measure of the concentration of a substance in a liquid, used where low levels of concentration are significant. The ppm value is equivalent to the absolute fractional amount multiplied by one million. For example, 10 ppm equals 10 kilogram of a substance for a million kilogram (one kiloton) of a liquid.

Proved developed non-producing reserve Reserves that can be extracted from existing wells during the period of time available, but where, due to a lack of pipeline connections or lack of other mechanical elements or contractual obligations, the production and marketing of hydrocarbons has not yet started.

Proved developed producing reserve The reserve that can be extracted from existing wells during the period of time available for production.

Proved reserve Estimated quantity of crude oil, natural gas and liquefied gas products that can commercially be extracted from already known reservoirs with a high degree of certainty (over 90%) under the prevailing economic and operating conditions.

Proved undeveloped reserve Reserve that can be extracted from new wells located in areas where no drilling has been made yet or from existing wells in which relatively significant expenditure is required for development.

Production Sharing Agreement (PSA) agreement for sharing the production of an oil field or a gas field between the State and the Investors.

Refining cover Total refining capacity divided by total volumes of product sold.

Reserve Estimated volume of crude oil, condesate, natural gas and other components that we assume can be extracted in commercial quantities by using known recovery methods from a known accumulation following a given point in time under the actual economic circumstances and Government regulation.

Residue upgrading To transform residues (heavy fuel oil) into more valuable white products.

Royalty By virtue of prevailing international practice and the Mining Act, the Government of Hungary stipulates the payment of a royalty on most of the crude oil and natural gas extracted. The royalty rate is currently 12% (since 1 January 1998), except the supplementary royalty paid on gas production from fields put into production before 1998.

Russian export blend (API degree: 32.5, sulphur content: 1.25%) Mix of Russian crude oils whose quoted price is considered as a benchmark in the international crude oil markets.

Upstream Exploration and Production Segment.

White products Products (LPG, gasolines, and gas oils) that can be extracted from crude oil, having lower viscosity (in general, higher value products).

SAPPO Slovak Association of Petroleum Industry and Trade

Toe (tonne of crude oil equivalent) Mass equivalent received from the heating value of gas following conversion to crude oil on the basis of heat unit. As a rule, 1200 Nm^3 gas is equivalent to 1 toe.

FINANCIAL TERMS

Cash Flow at Risk (CF@R) Methodology to measure the risks of the Company. It takes into account the exposures and the volatilities of the different businesses within the MOL portfolio.

Earnings before interest, tax, depreciation and amortisation (EBITDA) Operating profit plus depreciation and amortisation.

EBITDA margin Ratio of EBITDA divided by net sales revenues.

GDR Global Depository Receipt, depository certificates issued by a foreign depository on the issuers shares, which are deposited with a Hungarian custodian.

Gearing Ratio of net debt to net debt plus equity plus minority interests.

IFRS International Financial Reporting Standards, formerly International Accounting Standards (IAS)

International Swap Dealers Association (ISDA) The ISDA Master Agreement is a general agreement between counterparties to provide legal assistance with regards to derivative transactions.

Market capitalisation Number of shares (issued share capital) multiplied by the actual stock market price.

Net income Profit after taxation after the Groups share of associated companies and the deduction of profits due to minority interest.

Operating cash flow Net cash provided by operating activities to be used for investment activities, interest payments and dividend payments to shareholders.

Return on Average Capital Employed (ROACE) Operating profit divided by average capital employed (total assets – (long term financial investments + investment in process + short-term investments and cash + total current liabilities) + short term debt).

Return on Equity (ROE) Net income divided by shareholders equity.

Shareholder's return Return resulting from the movements of the share price and the amount of dividend paid.

Short position Exposure to a factor (e.g. commodity price, foreign exchange rate, interest rate) where the profit and/or the cash flow of a company is negatively influenced by an increase of such factor.

Shareholder Information

Corporate Address

MOL Hungarian Oil and Gas Plc. (MOL Rt.)
H-1117 Budapest,
Október huszonharmadika u. 18.
H-1502 Budapest, Pf.: 22
Tel.: (36-1) 209-0000, 209-1010, 209-2020

Shareholder Relations

Investor Relations — investor and analyst relations, public documents, etc.
H-1117 Budapest,
Október huszonharmadika u. 18.
Tel.: (36-1) 464-1395
Fax: (36-1) 464-1335
e-mail: investorrelations@mol.hu

Share Registrar

KELER Rt.
H-1075 Budapest, Asbóth u. 9-11.
Tel.: (36-1) 269 6550

Stock Exchange Trading Information

Budapest Stock Exchange
H-1052, Budapest, Deák Ferenc u. 5.
Tel.: (36-1) 429-6636
Fax: (36-1) 429-6654

GDR Information

Morgan Guaranty Trust Company
60 Wall Street, New York, New York 10260, USA
US Morgan Service Center
+ 1-800-428-4237 or outside the US + 1-781-575-4328.

Announcements

The company publishes its announcements in Magyar Tőkepiac, a Hungarian daily and on the websites of MOL (www.mol.hu) and the Budapest Stock Exchange (www.bse.hu). Invitations to General Meetings are also published in the "Népszabadság" and the "Magyar Nemzet", national daily newspapers.

MOL First Quarter Preliminary Results



2004

RECORD BREAKING QUARTERLY RESULTS

MOL Hungarian Oil and Gas plc. (Reuters: MOLB.BU, MOLBq.L, Bloomberg: MOL HB, MOL LI; homepage: www.mol.hu), today announced its 2004 first quarter preliminary results. This report contains consolidated financial statements for the period ended 31 March 2004 as prepared by management in accordance with International Financial Reporting Standards (IFRS).

Financial highlights

FY 2003 HUF bn	FY 2003 USD m[1]	MOL Group financial results (IFRS)	Q1 2003 HUF bn	Q1 2003 USD m[1]	Q1 2004 HUF bn	Q1 2004 USD m[1]	Change % HUF	Change % USD
1,504.0	6,702.3	Net sales revenues	338.6	1,492.3	462.4	2,223.1	37	49
178.3	794.6	EBITDA	48.3	212.9	86.8	417.3	80	96
82.8	**369.0**	**Operating profit/(loss)**	**28.1**	**123.8**	**62.0**	**298.1**	**121**	**141**
16.1	71.7	Net financial expenses/(gain)	9.0	39.7	(4.2)	(20.2)	n.a.	n.a.
99.7	**444.3**	**Net income/(loss)**	**22.7**	**100.0**	**51.9**	**249.5**	**129**	**149**
203.2	905.5	Operating cash flow	55.2	243.3	95.0	456.7	72	88

(1) In converting HUF financial data into US Dollars, the following average NBH middle rates were used: for Q1 2003:226.9 HUF/USD, for 2003:224.4 HUF/USD, for Q1 2004:208.0 HUF/USD.

In the first quarter of 2004, operating profit increased by 121%, to reach a record level of HUF 62.0 bn (USD 298.1 mn) mainly due to the still favourable oil industry environment, excellent downstream performance, Slovnaft consolidation and a strong seasonal effect in the gas business. Net income grew by 129% to HUF 51.9 bn (USD 249.5 mn) reflecting primarily the strong operating performance and gains realised on the revaluation of foreign currency denominated debt.

Overview of the environment

The recovery of the global economy continued in Q1 2004. The US remained the engine of this growth, where not only macroeconomic data but also retail consumption improved significantly compared to the past several quarters. Two new important drivers emerged in Q1 - the first flicker of strong job creation in the US and strengthening recovery in Japan, the world's second-largest economy. Driven by China's GDP expansion, at over 9% in Q1 2004, the Asian recovery continues to build and spread. Continental Europe continues to lag behind the improving worldwide picture, but benefited marginally from growth in other parts of the global economy. The UK economy is performing well, and better than its continental peers.
The anticipated accession of the key CEE economies helped to maintain economic growth in the region, in spite of the sluggish economic performance of Western Europe, particularly Germany and to lesser extent France.
The Hungarian economy is back on track, though the effect of last year's fall-back still had some influence on the economy. Interest rates remains high, but speculative pressure on the HUF seems to have reduced. The corrective measures the Hungarian government made in Q1 have achieved some positive results. Most importantly, the balance of payments has improved significantly.
In our other main market, Slovakia, the presidential elections generated some uncertainty, but the government continued its effort to restructure the economy and to catch up with regional peers. The Slovak economy remained one of the fastest growing economies in the region, attracting significant foreign direct investment into the country.
The international markets began to gear up for an extended period of higher oil prices, in contrast to the expectations of previous quarters. The oil price remained above 30 $/bbl for the entire Q1, averaging at about 32 $/bbl (Brent FOB).
On the motor fuel market, the switch to diesel continued throughout region, but particularly in Austria, where the difference in excise taxes on motor gasoline and diesel strongly supported sales of new diesel engine cars. Consumption of individual regional countries was also influenced by "fuel tourism", incentivised by differences in local taxes and duties.

The average CIF Med quoted price of Ural Blend decreased by 1% in USD terms and 9% in HUF terms, compared to Q1 2003. The Ural Med crack refining margin declined by 18% in Q1 y-o-y. Average USD denominated crack spread of FOB Rotterdam gasoline increased by 25%, while crack spreads of gas oil and naphtha decreased by 19% and 1%, respectively compared to first quarter of 2003. The US dollar depreciated by an average of 8% against the Hungarian Forint, while EUR appreciated by an average 7% against Forint in Q1 2004 y-o-y. EUR depreciated by 5% from year-end 2003 to 31 March 2004 (from 262.2 to 248.9), while USD closing rate decreased by 2% from the year-end. The US dollar depreciated by an average of 17% against the Slovak Crown in Q1 2003, while EUR depreciated by an average 3% against the Slovak Crown year on year.

- **Exploration and Production** operating profit in Q1 2004 decreased to HUF 12.0 bn (USD 57.7 mn), as the strong growth in crude oil production volumes could not compensate for the negative effects of the supplementary royalty, a weakening USD and lower gas production. Excluding the supplementary royalty, performance improved by 22.8% y-o-y to HUF 22.1 bn.

- **Refining and Marketing** contributed operating profit of HUF 23.7 bn (USD 113.9 mn), a 76% increase (in USD terms 92%) over Q1 2003, primarily reflecting the addition of Slovnaft and the MOL Group's favourable refining product yield, partly counterbalanced by the negative effect of forint strength. Estimated clean USD based CCS profit rose 76%.
- The **Natural Gas** segment result improved to a strong operating profit of HUF 20.9 bn (USD 100.5 mn) compared to a loss of HUF 2.3 bn (USD 10.1 mn) in Q1 2003, due to the favourable effect of the new regulatory environment. However, it should be noted that under the new system a high degree of seasonality is expected in the gas business' results, with the strongest sales expected in the first quarter. A lower import gas price than anticipated by the regulator resulted in some excess profit, the full amount of which was accounted as deferred income.
- The **Petrochemical** segment's operating profit increased to HUF 3.8 bn (USD 18.3 mn) in Q1 2004, compared to a HUF 1.3 bn (USD 5.7 mn) profit in Q1 2003, largely due to the strength of Euro against USD and the consolidation of Slovnaft.
- We continued our efficiency improvement programs and **closing headcount** without Slovnaft decreased by 10% y-o-y, from 13,109 to 11,805 (closing headcount with Slovnaft was 16,688). Slovnaft closing headcount also decreased by 10% y-o-y.
- **Capital expenditure** and investments grew to HUF 90.1bn (USD 433.2 mn) in Q1 2004, compared to HUF 59.5 bn (USD 286.1 mn) in Q1 2003, partly due to the high capital expenditure related to the implementation of the EU-2005 quality project in the downstream segment and the Petrochemical development project at TVK. In addition, the public offer for Slovnaft shares and the exercise of our TVK option also increased CAPEX in Q1 2004. MOL's gearing ratio on March 31, 2004 increased to 34.7% (compared to 31.1% on March 31, 2003) and net debt on March 31, 2004 was HUF 337.1 bn.
- **Operating cash flow** before changes in working capital grew 77% to HUF 87.3 bn (USD 419.8 mn). Including working capital changes, operating cash flow increased by 72%, to HUF 95.0 bn (USD 456.7 mn).

Management comment

Mr Zsolt Hernádi, Executive Chairman of MOL commented:

Q1 2004 was an exciting period for the MOL Group in terms of both business performance and the execution of our strategy. The Group produced its highest recorded quarterly profit in Q1 2004, supported by excellent business segment performance in a favourable industry environment.

As a result of the introduction of an EU compliant gas regulatory environment and a strong seasonal effect, our gas business returned to profit. The Board decided that with clarity on the regulatory regime it is time to explore strategic alternatives to ensure that we are maximising value for shareholders with our gas investments. Therefore, in February MOL's Board of Directors decided to invite bids for the possible sale of stakes in our unbundled gas businesses. We are currently inviting bidders to express their interest.

During the quarter we continued to take a proactive role in the regional consolidation process. In January we closed the public offering for Slovnaft shares and increased our stake to 98.4%, while MOL's direct and indirect holding in TVK also increased to 52.3%. We also took part in the privatisation process for Unipetrol and Petrom, though in April we decided not to place binding offers for either company due to the sub-optimal transaction structure, which we believed would not provide guaranteed value for MOL shareholders. While the period of exclusive negotiation with PKN expired at the end of April, both companies are convinced that a strong business logic supports a potential cooperation and will therefore remain open to further discussions.

The quarter was also significant for MOL in that it brought a significant change in MOL's shareholder structure. In February, in a successful accelerated equity offering the State Privatisation Agency reduced its stake in MOL to 12%, via the sale of shares to institutional and retail investors. As a consequence of this, MOL's free float has grown to over 65%.

Mr György Mosonyi, Chief Executive Officer of MOL added:

"The oil industry environment was still favourable for our core businesses. In a high but lower reference refining margin environment the MOL Group outperformed due to favourable refining product yields and integrated Group supply chain management. Meanwhile the weakness of the USD against local currencies had a negative effect on MOL's oil business.

Our crude oil production grew further due to both the temporary turn around in the decline of our Hungarian production and growing production from the ZMB field. However these factors could not fully mitigate for the negative effect of the introduction of a supplementary royalty on our Hungarian gas production. In our refining and marketing business we benefited from the milder weather, which promoted stronger motor fuel demand in the quarter. During the period we also took over the majority of the 23 Romanian petrol stations we acquired in 2003. The petrochemical industry environment continued to be depressed, though the strength of EUR to an extent mitigated the otherwise unfavourable operating environment.

We continued to rationalise further our non-core portfolio by selling our minority stakes in ÉGÁZ Rt. and DÉGÁZ Rt. two regional gas distribution companies. We continued our efficiency programs and closing headcount at both MOL (ex-Slovnaft) and Slovnaft decreased by 10%. "

Exploration and Production

Segment *IFRS results*

FY 2003 HUF bn	FY 2003 USD m	Exploration & Production	Q1 2003 HUF bn	Q1 2003 USD m	Q1 2004 HUF bn	Q1 2004 USD m	Change % HUF	Change % USD
64.5	287.4	EBITDA	23.8	104.9	17.6	84.6	(26)	(19)
43.5	**193.9**	**Operating profit/(loss)**	**18.0**	**79.3**	**12.0**	**57.7**	**(33)**	**(27)**
58.5	260.7	CAPEX and investments[1]	26.2	115.5	6.7	32.2	(74)	(72)

Key segmental operating data

FY 2003	HYDROCARBON PRODUCTION (gross figures before royalty)	Q1 2003	Q1 2004	Change %
1,755	**Crude oil production (kt)**	**273**	**515**	**89**
1,134	Hungary	273	278	2
621	International	0	238	-
2,821	**Natural gas production (million m^3, net dry)***	**839**	**767**	**(9)**

*Excluding original cushion gas production from gas storage.

Operating profit excluding the recently introduced supplementary royalty increased by 22.8% to HUF 22.1 bn compared to Q1 2003. However, actual segmental profit decreased by 33%, as the strong growth in crude oil production volumes could not compensate for a HUF 10.1 bn supplementary royalty in the period and the negative effect of HUF strength against USD. While the USD denominated average Brent crude oil price increased by 1.6% y-o-y, the crude price decreased by 6.9% in HUF terms. However, the domestic gas transfer price increased by 47%, due to a switch to an average import price based transfer price. Besides these factors, ZMB consolidation had a positive impact on the segment's results (ZMB was consolidated from Q2 2003).

Domestic production costs went up slightly compared to the base period. Domestic exploration costs did not change year on year, while the international exploration costs related to the Pakistan and Yemen projects increased by HUF 1.3 bn.

Successful production intensification at existing fields and the trial production at new fields resulted in a 1.8% increase in domestic production, to 278 kt in Q1 2004. Net natural gas production decreased by 8.6% in Q1, though we expect improving performance in the remaining part of the year. Production from the ZMB field reached 238 kt. In spite of the start of international production from Q2 2003, MOL Group's unit crude production cost (incl. condensates) increased from 2.9 USD/bbl to 3.7 USD/bbl, due to both a stronger forint and higher maintenance costs at mature domestic fields.

Capital expenditure decreased by 74%, to HUF 6.7 bn, mainly due to the HUF 22.7 bn acquisition expenditure for the ZMB project in Q1 2003 (the ZMB effect in Q1 2004 was only HUF 0.9 bn). Capital expenditure, excluding ZMB, increased by 65.7%, due to a more intensive start of production at domestic exploration projects and faster implementation at our international exploration projects in Q1 2004.

[1] The consolidated CAPEX figures exclude capitalised finance costs, but include financial investments and both capitalised and expensed exploration cost.

Refining and Marketing

Segment IFRS results

FY 2003 HUF bn	FY 2003 USD m	Refining and Marketing [2]	Q1 2003* HUF bn	Q1 2003* USD m	Q1 2004 HUF bn	Q1 2004 USD m	Change % HUF	Change % USD
108.7	484.4	EBITDA	19.9	87.7	35.4	170.2	78	94
67.6	**301.2**	**Operating profit/(loss)**	**13.5**	**59.5**	**23.7**	**113.9**	**76**	**92**
77.4	344.9	CAPEX and investments[1]	3.1	13.7	7.5	36.1	142	164

FY 2003 HUF bn		Q1 2003* HUF bn	Q1 2004 HUF bn	Change %
67.6	**Reported EBIT**	**13.5**	**23.7**	**76**
6.7	One-off items	0.0	0.0	-
5.2	Replacement modification	(0.7)	(3.1)	(343)
79.5	**Estimated clean CCS**	**12.8**	**20.6**	**61**

Key segmental operating data

FY 2003	REFINED PRODUCT SALES Kt	Q1 2003*	Q1 2004	Change %
4,263	Hungary	881	826	(6)
1,192	Slovakia	32	356	1,013
4,781	Other markets	528	1,236	134
10,236	**TOTAL CRUDE OIL PRODUCT SALES**	**1,441**	**2,418**	**68**

* These figures do not include Slovnaft.

In Q1 2004 segmental operating profit increased by 76%, to HUF 23.7 bn, of which Slovnaft operations contributed HUF 13.7 bn (Slovnaft was consolidated from Q2 2003). External market factors in Q1 2004 had contradictory effects on downstream profitability. Though realised refining and marketing margins were slightly higher than in Q1 2003 in USD terms, due to favourable refinery configuration and integrated supply chain management, the strengthening of the forint against the USD negatively influenced margins in HUF terms.

Consolidated Group sales volumes grew by 68% to 2.4 Mt in the first quarter of 2004, compared to the 1.4 Mt in Q1 2003. The reason for the increase (1.0 Mt) was the addition of Slovnaft sales, primarily in Slovakia, the Czech Republic, Austria and Poland.
MOL Group Hungarian sales in Q1 2004 decreased by 6%, primarily due to a successful reduction in negative margin fuel oil sales. Gasoline sales increased by 3% slightly below market growth. Motor gas oil sales on the Hungarian market increased by 9%, exceeding market growth by 4%.
MOL Group Slovakian sales increased by 0.3 Mt, due to Slovnaft consolidation. Slovnaft's regional sales volumes - outside Hungary and Slovakia – was 0.7 Mt, which represented 58% of MOL Group sales outside Hungary and Slovakia.

MOL's Hungarian retail motor fuel sales volume (including franchise stations) in Q1 2004, increased by 3.6% y-o-y, in line with market tendencies. The reasons for the growing market demand included milder weather and a reduction in fuel tourism, due to a Slovakian excise duty increase in August, 2003. Our market share, according to MÁSZ data, remained stable, at 39% for gasoline and 46% for gasoil. Slovnaft's Slovakian retail motor fuel sales volumes increased by 3%. Slovnaft's retail market share for motor fuels in Slovakia was stable at 44% according to SAPPO data. At the end of the period, the number of MOL Group filling stations was 792, of which 353 were operated in Hungary, 301 in Slovakia, 68 in Romania and 43 in the Czech Republic. The majority of Romanian stations acquired in 2003 were taken over by MOL in Q1 2004. Due to the implementation of our efficiency improvement program, the MOL Group's throughput per site increased by 12% y-o-y in Hungary and by 6% in Slovakia.

Hungarian shop sales increased by 4.6%, while shop sales per litre increased by 1.6%. The number of loyalty cards increased by 7.5% compared to March 31, 2003. Our lubricants market share remained unchanged at 73%. The proportion of card sales within MOL's total sales in Hungary grew by 1%. On the Slovakian market we increased our shop sales by 13.4%, although shop sales per litre increased by a lower 10.5%, due to the increase of motor fuel sales.

MOL Hungarian LPG and gas product wholesale decreased by 1% (-1 kt) compared to Q1 2003. As market demand decreased by 3%, our market share grew slightly. Hungarian LPG retail consumption fell by 11%. As our Hungarian LPG retail sales also fell by 11%, our LPG and gas products retail market share remained at 19%.

Capital expenditure grew significantly, mainly due to the EU 2005 quality improvement project and Slovnaft consolidation.

[1] The consolidated CAPEX figures exclude capitalised finance costs, but include financial investments and both capitalised and expensed exploration cost.
[2] Slovnaft is fully consolidated from Q2 2003. Operating figures from this period onward contain Slovnaft segment data accordingly.

Natural Gas

Segment IFRS results

FY 2003 HUF bn	FY 2003 USD m	Natural Gas	Q1 2003 HUF bn	Q1 2003 USD m	Q1 2004 HUF bn	Q1 2004 USD m	Change % HUF	Change % USD
17.1	76.2	EBITDA	0.7	3.1	23.2	111.5	3,214	3,515
6.2	**27.6**	**Operating profit/(loss)***	**(2.3)**	**(10.1)**	**20.9**	**100.5**	**n.a.**	**n.a.**
11.1	49.5	CAPEX and investments[1]	0.3	1.3	0.2	1.0	(33)	(27)

Key segmental operating data

FY 2003	NATURAL GAS BALANCE Million m^3	Q1 2003	Q1 2004	Change %
2,598	Sales from production	1,156	1,002	(13)
11,344	Sales from import	4,464	4,381	(2)
13,942	**TOTAL SOURCES**	**5,620**	**5,383**	**(4)**
10,645	Sales to Gas Distribution Companies (GDCs)	4,829	4,660	(3)
2,393	Sales to power sector	513	584	14
904	Sales to industrial and other consumers	278	139	(50)
13,942	**TOTAL THIRD PARTY SALES**	**5,620**	**5,383**	**(4)**
646	Loss and own consumption*	187	144	(23)
14,588	**TOTAL SALES AND LOSSES**	**5,807**	**5,527**	**(5)**
2,044	Natural gas transit	795	908	14

31 Dec 2003	MOBILE NATURAL GAS INVENTORIES Million m^3	31 March 2003	31 March 2004	Change %
377.9	From domestic sources	36.5	52.6	44
2,112.7	From import sources	65.2	127.1	95
2,490.6	**TOTAL CLOSING INVENTORIES**	**101.7**	**179.7**	**77**

FY 2003	NATURAL GAS PRICES HUF/m^3	Q1 2003	Q1 2004	Change %
31.8	Average import price	29.6	29.7	0
30.1	Average MOL selling price	25.8	37.3	45
28.9	Wholesale price to GDCs	24.7	37.6	52
33.9	Wholesale price to industry/power	33.1	35.3	7

* Including gas sales to TVK.

The operating profit of the business in Q1 2004 was 20.9 HUF bn, HUF 23.2 bn higher than in Q1 2003. The reason for the strong operating profit was mainly the significant increase in sales prices under the new gas regulatory system. However, it should be noted that under the new system a high degree of seasonality is expected in the gas business' results, with the strongest sales expected in the first quarter. In Q1 2004 a HUF 10.3 bn deferred income was accounted, as the excess profit earned on lower import gas prices, than anticipated by the regulator, is expected to be returned to the market via regulatory price adjustments in the following periods.

Import gas prices increased by only 0.3 % in HUF terms, as the strength of Forint against USD mainly compensated for an 8.6% increase in USD based prices. The average wholesale sales price increased by 44.6% in Q1 2004, compared to Q1 2003, and a single-tier gas wholesale price was introduced from January 1, 2004. The wholesale price to gas distribution companies increased significantly, by 52.2%, while the wholesale price to industrial consumers and power plants increased by 6.6%.

In Q1 2004 we sold 4.4 bcm of natural gas from import, and 1.0 bcm from domestic production. The natural gas stored in the Ukrainian underground gas storage was utilised in Q1 2004 and 0.2 bcm mobile inventory remained in domestic gas storage at the end of the period. At the end of Q1 2004 the mobile natural gas inventory volume was 76.7% higher compared to Q1 2003. Sales to gas distribution companies decreased by 3.5% due to mild weather conditions. Sales to power plants increased by 13.8%, while industrial sales fell by 50%, mainly due to the exit of a major consumer from the public utility supply system.

The revenue from transit gas increased to 3.4 HUF bn (3.0 HUF bn in Q1 2003), primarily due to a 14.2 % increase in the volume transited to Serbia and Bosnia.
Investment by the segment slightly decreased compared to the previous year. The purpose of the projects implemented was to maintain the safe and continuous gas supply.
According to the new gas regulation all non-residential consumers have been entitled to leave the public utility supply since January 1st, 2004. Some consumers have already initiated a step out of the public utility system into the competitive market. We anticipate that the competitive market will represent approximately 7% of total Hungarian consumption in 2004. MOL expects to supply approximately half of this demand, including that of certain members of the MOL Group who have entered this market.

[1] The consolidated CAPEX figures exclude capitalised finance costs, but include financial investments and both capitalised and expensed exploration.

Petrochemicals

Segment IFRS results

FY 2003 HUF bn	FY 2003 USD m	Petrochemicals[2]	Q1 2003* HUF bn	Q1 2003* USD m	Q1 2004 HUF bn	Q1 2004 USD m	Change % HUF	Change % USD
14.5	64.6	EBITDA	3.4	15.0	6.6	31.7	94	112
1.3	**5.8**	**Operating profit/(loss)**	**1.3**	**5.7**	**3.8**	**18.3**	**192**	**219**
64.6	287.9	CAPEX and investments[1]	5.6	24.7	14.8	71.2	164	188

Key segmental operating data

FY 2003	PETROCHEMICAL SALES BY PRODUCT GROUP Kt	Q1 2003*	Q1 2004	Change %
329.8	Olefin products	53.6	46.2	(14)
762.8	Polymer products	133.1	214.5	61
FY 2003	**PETROCHEMICAL SALES (external) Kt**	**Q1 2003***	**Q1 2004**	**Change %**
393.3	Hungary	99.7	105.5	6
79.1	Slovakia	6.2	17.3	179
620.2	Other markets	80.8	137.9	71
1,092.6	**TOTAL PETROCHEMICAL PRODUCT SALES**	**186.7**	**260.7**	**40**

* These figures do not include Slovnaft.

In the first quarter of 2004, segmental operating profit increased by 192% to HUF 3.8 bn. While quoted naphtha prices remained basically unchanged in USD terms and polymer prices fell by 1-7% in Euro terms, a weakening of the USD against the Euro had a positive effect on profitability. Consolidation of Slovnaft's petrochemical business also contributed to the improving performance.

Quoted prices of polyethylene (PE) fell by between 1-6% while polypropylene (PP) prices decreased by 7% in Q1 2004 y-o-y. Despite stable naphtha prices in USD terms and lower EUR based polymer prices, the integrated petrochemical margin calculated from EUR denominated feedstock and quoted product prices increased by 8% y-o-y due to the weakening USD.

In Q1 2004 product sales grew by 39.6% to 260.7 kt, mainly due to the consolidation of Slovnaft sales. Polymer sales were 214.5 kt, of which 33% was low density PE (LDPE), 23% high density PE (HDPE) and 44% PP. MOL Group's market share in Hungary was 68%, 52% and 70% in LDPE, HDPE and PP product markets. The MOL Group grew its market share in all product groups and the most significant increase was in HDPE market (+10%), as TVK was able to slightly increase its Hungarian sales despite a fall in market consumption.

Sales in the Slovakian market grew to 17.3 kt as a result of Slovnaft consolidation. MOL Group's market share in LDPE and PP products was 74% and 47%, respectively.

On other European markets, Group sales increased by 57.1 kt compared to 2003 Q1, mainly due to Slovnaft consolidation. On our main export markets, in Germany, Poland and Italy, TVK and Slovnaft implemented a single-channel sales operation for polymer products focusing on higher margin end-user markets.

Capital expenditure in 2004 increased considerably compared to 2003 Q1, mainly due to TVK's strategic capacity development project and Slovnaft consolidation. At TVK, the implementation of strategic projects (olefin and HDPE plants) continued on schedule. At Slovnaft, the implementation of the new polypropylene plant was also on schedule.

[1] The consolidated CAPEX figures exclude capitalised finance costs, but include financial investments and both capitalised and expensed exploration cost.
[2] Slovnaft is fully consolidated from Q2 2003. Operating figures of this period contain Slovnaft segment data accordingly. For previous periods only TVK figures are reflected.

Financial overview

Changes in accounting policies

As of 1 January, 2004 MOL decided to reclassify cushion gas in gas storage and technological gas in pipelines to property, plant and equipment instead of inventories to comply with international best practice and in consultation with Hungarian mining authorities. Comparative periods have been restated accordingly.
The Group has also decided to adopt early the revised IAS 21 – The Effects of Changes in Foreign Exchange Rates from 1 January, 2004. The Hungarian forint has been determined as the presentation currency of the consolidated financial statements as well as the functional currency of MOL and its domestic subsidiaries. Subsidiaries with functional currencies differing from the Hungarian forint are translated according to the revised IAS 21: assets and liabilities on closing rates, income and expense items at a rate which approximates the date of the transaction, with all resulting exchange differences recognised in translation reserve. Comparative periods have been restated accordingly.
From 1 January, 2004 the useful life of gas business assets have been revised, in connection with the unbundling of the business. As a result of this revision, a HUF 0.7 bn lower depreciation charge was recognised in Q1 2004, compared to Q1 2003.

Operations

In the first quarter of 2004, Group net sales revenues increased by 37% to HUF 462.4 bn of which HUF 66.5 bn is the result of Slovnaft full consolidation, which began in Q2 2003. Group sales to customers outside Hungary reached HUF 135.6 bn, up by 70%, and represented 29% of total sales. The value of raw materials and consumables used increased by 27% reflecting primarily the Slovnaft consolidation effect. Within this, raw material costs increased by 84% of which HUF 69.9 bn relates to Slovnaft, representing 44% of the total. The cost of goods purchased for resale decreased by 4%, reflecting the combined effect of lower sales volume of imported gas and the increased import price. The value of material-type services used increased by 59% to HUF 21.7 bn, mainly due to increased exploration expenses and the Slovnaft contribution of HUF 4.9 bn. Personnel expenses for the period increased by 43%, reflecting the HUF 4.1 bn Slovnaft contribution and a HUF 1.8 bn regular one-month salary bonus for MOL employees paid out in Q1 2004 compared to its payment in Q2 last year. The "change in inventory of finished goods and work in progress" decreased total operating expenses by HUF 20.1 bn in Q1 2004, compared to a decrease of HUF 11.4 bn in Q1 2003. This change reflects a Slovnaft consolidation effect of HUF 7.0 bn and higher inventory volume at MOL to overcome the planned maintenance closure of a production unit.

Total financial income in Q1 2004 was HUF 12.5 bn, significantly higher than in Q1 2003 mainly due to the foreign exchange gain of HUF 10.7 bn incurred in the period compared to the net foreign exchange loss of HUF 5.5 bn recognised in Q1 2003. Total financial expenses for Q1 2004 amounted to HUF 8.3 bn, of which interest payable was HUF 5.4 bn, up by 70% due to the combined effect of lower average effective interest rates and higher average outstanding debt than in the comparable period. Income from associates was HUF 0.2 bn, including INA's Q1 contribution (net of additional depreciation on assets revalued to their fair value). Corporate tax expense increased to HUF 12 bn in 2004 Q1, reflecting the contribution of Slovnaft and the gas companies (HUF 2.4 bn and HUF 3.6 bn respectively), as well as the corporate tax payable on the profit of the ZMB project (HUF 0.6 bn). MOL is not going to enjoy tax holiday in 2004, however, MOL plans to utilise the statutory tax loss carried forward from 2001. The reversal of deferred tax assets contributed HUF 4.6 bn to the income tax expense in 2004 Q1, due to the utilisation of the tax loss of MOL Rt., and the tax deductible depreciation of the property, plant and equipment of the gas business. Corporate tax actually paid to the authorities by the Group amounted to HUF 1.8 bn in Q1 2004. Minority interests increased by HUF 3.2 bn reflecting the contribution from Slovnaft and TVK.

Balance sheet

The significant changes in most balance sheet items reflect the effect of the full consolidation of Slovnaft since Q2, 2003. Total assets amounted to HUF 1,435.1 bn at the end of March 2004, representing an increase of 37%. Within this, due to the above mentioned consolidation, property, plant and equipment increased by 77%. Investments decreased with the full consolidation of shareholdings in Slovnaft, previously accounted for under the equity method, and increased notably following the acquisition of a 25% shareholding in INA, accounted for under the equity method. Intangible assets decreased notably and have a negative value as a consequence of HUF 29.3 bn negative goodwill recognised regarding the acquisition of remaining Slovnaft shares in January, following the completion of the public offer made on the basis of the average historical stock exchange price. The change in deferred tax assets is a result of the HUF 36.5 bn deferred tax asset recognised in Q4 2003, representing the fair value based tax deductible depreciation of the assets of the gas business following its unbundling at year-end 2003. Long-term debt including long-term debt repayable within one year increased by 39%, due to the combined effect of net loans drawn during the interim period, mainly due to the financial requirement of the 2003 INA acquisition. Short-term debt (excluding the current portion of long-term debt) was HUF 116.9 bn, more than double of that of 31 March 2003, primarily as a result of the financial requirement of the 2004 Slovnaft public offer and the refinancing of maturing bonds. As at 31 March 2004, 43% of the MOL Group's total debt was denominated in Euro, 45% in USD, 11% in HUF and 1% in SKK. At the end of March 2004, MOL's gearing (net debt to net debt plus shareholders' equity plus minority interests) was 35% compared with 31% at the end of March 2003. Provisions increased by HUF 13.2 bn compared to 31 March 2003, combining the effects of HUF 2.8 bn new environmental liabilities relating mainly to acid tar contamination quantified in late 2003 and the inclusion of a HUF 8.4 bn Slovnaft provision for the expected losses from legal disputes, environmental issues and redundancy charges. The unwinding of discount and changes in discount rates also increased the closing value of provisions. The significant deferred tax liability is primarily the result of the fair valuation adjustment on the fixed assets of Slovnaft and TVK. Other long-term liabilities increased to HUF 62.5 bn, primarily as under IFRS, the shares issued to partially finance the 2003 Slovnaft acqusition are recognised as a liability due to the connected options structure.

Changes in contingencies and commitments

As a result of settlement of prior obligations capital contractual commitments decreased by HUF 16.7 bn and obligations resulting from litigation in which the Group acts as defendant decreased by HUF 4.9 bn resulting from a final positive judgement in a case where Slovnaft acted as defendant, while operating leases and rentals did not change significantly compared to the amounts reported in the 2003 Annual Report of the MOL Group.

Cash flow

Operating cash flow in Q1 2004 was HUF 95.0 bn, a 72% increase compared to the comparable 2003 figure. Operating cash flow before movements in working capital increased by 77%. The change of working capital position increased funds by HUF 9.5 bn, arising from HUF 37.7 bn decrease in inventories and the HUF 30.8 bn increase in other payables, being almost fully offset by the negative effect of an increase in trade and other receivables (HUF 17.7 bn) and a decrease in accounts payable (HUF 41.2 bn). Corporate tax paid amounted to HUF 1.8 bn, related mainly to Slovnaft.

Net cash used in investing activities was HUF 76.7 bn compared with HUF 61.9 bn in 2003, reflecting mainly our further acquisitions of shares in Slovnaft and TVK. Organic CAPEX increased due to the consolidation of Slovnaft, the ongoing major investment at TVK and capital expenditure on the Zapadno-Malobalyk field. The divestment of our minority shareholdings in two major gas distribution companies had a positive HUF 11.7 bn effect on our cash flow from investing activities.

Net financing cash outflows amounted to HUF 29.4 bn, being the combined result of issuance of new short debt to finance the Slovnaft transaction and to repay HUF 30 bn in maturing bonds.

APPENDIX I

CONSOLIDATED IFRS STATEMENT OF OPERATIONS FOR THE MOL GROUP

FOR THE PERIOD ENDED 31 MARCH 2004

Unaudited quarterly figures (in HUF millions)

FY 2003		Q1 2003	Q1 2004	Ch. %
1,504,038	Net sales	338,633	462,408	37
20,001	Other operating income	2,580	3,823	48
1,524,039	**Total operating revenues**	**341,213**	**466,231**	**37**
541,702	Raw material costs	87,306	160,219	84
95,909	Value of material-type services used	13,677	21,736	59
542,201	Cost of goods purchased for resale	171,199	164,424	(4)
1,179,812	*Raw material and consumables used*	*272,182*	*346,379*	*27*
80,140	Personnel expenses	15,483	22,144	43
95,450	Depreciation, depletion, amortisation and impairment	20,177	24,789	23
122,254	Other operating expenses	17,758	36,756	107
(25,014)	Ch. In inventory of finished goods & work in progress	(11,422)	(20,122)	76
(11,409)	Work performed by the enterprise and capitalised	(1,112)	(5,711)	414
1,441,233	**Total operating expenses**	**313,066**	**404,235**	**29**
82,806	**Operating profit**	**28,147**	**61,996**	**120**
3,055	Interest received	637	1,383	117
274	Dividends received	77	-	n.a.
6,586	Exchange gains and other financial income	612	11,137	1,720
9,915	*Total financial income*	*1,326*	*12,520*	*844*
16,795	Interest on borrowings	3,175	5,395	70
5,085	Interest on provisions	1,250	1,294	4
734	Write-off of financial investments	-	-	-
3,376	Exchange losses and other financial expenses	5,943	1,644	(72)
25,990	*Total financial expense*	*10,368*	*8,333*	*(20)*
16,075	**Financial expense/(gain), net**	**9,042**	**(4,187)**	**n.a.**
(5,405)	(Income) /loss from associates	(3,566)	(201)	(94)
72,136	**Profit before tax**	**22,671**	**66,384**	**193**
(32,476)	Income tax expense/(benefit)	764	12,075	1,480
104,612	**Profit after tax**	**21,907**	**54,309**	**148**
(4,896)	Minority interests[1]	772	(2,387)	n.a.
99,716	**Net income**	**22,679**	**51,922**	**129**
985	**Basic earnings per share (HUF)**	**243**	**500**	**106**
984	**Diluted earnings per share (HUF)**	**243**	**496**	**104**

[1]As a result of the issuance of SIC 33 prescribing the inclusion of potential voting rights when determining control over subsidiaries, TVK is fully consolidated from 1 January 2002 as the sum of actual and potential voting rights exceeds 50%. Still, MOL's share in TVK's profits is calculated observing the 44.3% shareholding in the first quarter of 2003 and for the full year of 2003. Following the exercise of an option for further 8.0% stake in TVK at the end of March 2004, MOL's shareholding in TVK increased to 52.3%. MOL's share in TVK's profits is calculated observing a 44.3% shareholding in the first quarter of 2004.

APPENDIX II

CONSOLIDATED IFRS BALANCE SHEETS FOR THE MOL GROUP

AS AT 31 MARCH 2004

Unaudited quarterly figures (in HUF millions)

31 Dec 2003		31 March 2003	31 March 2004	Change %
	Assets			
	Non-current assets			
29,160	Intangible assets	22,687	(3,500)	n.a.
855,951	Property, plant and equipment	482,556	853,513	77
134,435	Investments	225,969	116,902	(48)
52,895	Deferred tax asset	21,522	47,593	121
19,333	Other non-current assets	11,826	18,068	53
1,091,774	**Total non-current assets**	**764,560**	**1,032,576**	**35**
	Current assets			
155,926	Inventories	85,217	117,883	38
165,057	Trade receivables, net	129,009	166,869	29
9,228	Marketable securities	10,737	6,562	(39)
47,909	Other current assets	35,907	58,489	63
62,841	Cash and cash equivalents	22,621	52,757	133
440,961	**Total current assets**	**283,491**	**402,560**	**42**
1,532,735	**Total assets**	**1,048,051**	**1,435,136**	**37**
	Liabilities and shareholders' equity			
	Shareholders' equity			
93,128	Share capital[1]	93,245	91,325	(2)
331,025	Reserves	314,098	425,047	35
99,716	Net income for the period	22,679	51,922	129
523,869	**Total shareholders' equity**	**430,022**	**568,294**	**32**
155,752	**Minority interest**	**67,936**	**65,833**	**(3)**
	Non-current liabilities			
288,701	Long-term debt, net of current portion	154,244	218,916	42
55,781	Provisions for liabilities and charges	51,506	52,458	2
14,213	Deferred tax liability	4,675	13,690	193
72,482	Other non-current liabilities	65,024	62,522	(4)
431,177	**Total non-current liabilities**	**275,449**	**347,586**	**26**
	Current liabilities			
260,420	Trade and other payables	155,326	248,311	60
26,172	Provisions for liabilities and charges	15,339	27,630	80
70,756	Short-term debt	56,703	116,939	106
64,589	Current portion of long-term debt	47,276	60,543	28
421,937	**Total current liabilities**	**274,644**	**453,423**	**65**
1,532,735	**Total liabilities and shareholders' equity**	**1,048,051**	**1,435,136**	**37**

[1] Compared to HAS, registered share capital in IFRS does not include issued MOL shares owned by Slovintegra-Slovbena (treated as liability due to the connecting option structure) and is adjusted with the face value of treasury shares.

APPENDIX III

MOVEMENT IN SHAREHOLDERS' EQUITY FOR THE MOL GROUP
FOR THE PERIOD ENDED 31 MARCH 2004
Unaudited quarterly figures (in HUF millions)

	Share capital	Hedging reserve	Translation reserve	Treasury shares	Equity component of compound debt instruments	Retained earnings	Total reserves	Net income	Total
Opening balance 1 January 2003	**93,245**	**2,081**	**(7,038)**	**(20,926)**	**-**	**272,817**	**246,934**	**65,262**	**405,441**
Transfer to reserves of retained profit for the previous year						65,262	65,262	(65,262)	-
Cash flow hedges		712					712		712
Currency translation differences			6,318				6,318	(153)	6,165
Dividend for year 2002						(5,128)	(5,128)		(5,128)
Retained profit for the period								**22,832**	**22,832**
Closing balance 31 March 2003	**93,245**	**2,793**	**(720)**	**(20,926)**	**-**	**332,951**	**314,098**	**22,679**	**430,022**
Opening balance 1 January 2004	**93,128**	**7,832**	**8,867**	**(21,427)**	**2,857**	**332,896**	**331,025**	**99,716**	**523,869**
Transfer to reserves of retained profit for the previous year						99,716	99,716	(99,716)	-
Net change in balance of treasury shares held	(1,803)			(5,734)			(5,734)		(7,537)
Cash flow hedges		(1,103)					(1,103)		(1,103)
Currency translation reserve			(10,092)				(10,092)		(10,092)
Slovnaft acquisition				7,555	3,680		11,235		11,235
Retained profit for the period								51,922	51,922
Closing balance 31 March 2004	**91,325**	**6,729**	**(1,225)**	**(19,606)**	**6,537**	**432,612**	**425,047**	**51,922**	**568,294**

APPENDIX IV

CONSOLIDATED IFRS STATEMENTS OF CASH FLOWS FOR THE MOL GROUP

FOR THE PERIOD ENDED 31 MARCH 2004

Unaudited quarterly figures (in HUF millions)

FY 2003		Q1 2003	Q1 2004	Ch. %
82,806	**Profit from operations**	**28,147**	**61,996**	**120**
	Adjustments to reconcile operating profit to net cash provided by operating activities			
95,137	Depreciation, depletion, amortisation and impairment	20,149	24,583	22
(1,377)	Net unrealised gain recorded on financial instruments	(892)	-	n.a.
985	Write-off of inventories	200	386	93
5,644	Impairment losses, net	181	216	19
5,367	Increase in provisions	805	(3,249)	n.a.
(1,119)	Net gain on sale of fixed assets	(1,635)	(393)	(76)
(9,877)	Net gain on sale of subsidiaries	-	-	-
9,389	Exploration and development costs expensed during the year	2,284	3,471	52
(1,510)	Other non cash items	153	316	107
185,445	**Operating cash flow before changes in working capital**	**49,392**	**87,326**	**77**
(21,051)	Decrease / (increase) in inventories	19,303	37,664	95
(5,344)	Decrease / (increase) in accounts receivable	(7,166)	(1,022)	(86)
786	(Increase)/decrease in other receivables	413	(16,725)	n.a.
39,455	Increase/(decrease) in accounts payable	(6,609)	(41,161)	523
10,006	Increase in other current liabilities	107	30,789	28,675
(6,139)	Corporate taxes paid	(249)	(1,828)	634
203,158	**Net cash provided by operating activities**	**55,191**	**95,043**	**72**
(186,875)	Capital expenditures, exploration and development costs	(15,633)	(38,715)	148
3,069	Proceeds from disposals of fixed assets	223	1,208	442
(11,811)	Acquisition of subsidiaries, net cash	(45,185)	(58,825)	30
(22,517)	Acquisition of joint ventures, net cash	-	-	-
21,573	Net cash inflow on sales of subsidiary undertakings	-	-	-
(113,729)	Acquisition of associated companies	-	-	-
(241)	Acquisition of other investments	-	-	-
2,894	Proceeds from disposal of investments	-	11,661	n.a.
307	Changes in loans given and long-term bank deposits	(667)	2,155	n.a.
(1,750)	Changes in short-term investments	(1,929)	3,528	n.a.
6,711	Interest received and other financial income	1,254	2,262	80
3,840	Dividends received	77	-	n.a.
(298,529)	**Net cash used in investing activities**	**(61,860)**	**(76,727)**	**24**
9,200	Issuance of long term notes	-	-	-
-	Issuance of zero coupon notes	18,753	-	n.a.
-	Repayment of zero coupon notes	(20,000)	(30,000)	50
397,087	Long-term debt drawn down	36,669	24,344	(34)
(255,716)	Repayments of long-term debt	(36,256)	(88,741)	145
485	Changes in other long term liabilities	(469)	718	n.a.
(9,232)	Changes in short-term debt	(6,144)	78,573	n.a.
(20,810)	Interest paid and other financial costs	(5,516)	(4,950)	(10)
(5,210)	Dividends paid to shareholders	-	-	-
(547)	Dividends paid to minority interest	-	-	-
25,965	Sale of treasury shares	26,407	30,112	14
(26,583)	Repurchase of treasury shares	(26,405)	(39,485)	50
114,639	**Net cash provided by financing activities**	**(12,961)**	**(29,429)**	**127**
19,268	(Decrease)/increase in cash and cash equivalents	**(19,630)**	**(11,113)**	**(43)**
42,251	Cash at the beginning of the year	42,251	62,841	49
221	Cash effect of consolidation of subsidiaries previously accounted for as other investment	-	1,185	n.a.
1,101	Exchange differences on the consolidation of foreign subsidiaries	-	(156)	n.a.
62,841	**Cash at the end of the period**	**22,621**	**52,757**	**133**

APPENDIX V

KEY IFRS FINANCIAL DATA BY BUSINESS SEGMENT (in HUF millions)

FY 2003	NET EXTERNAL SALES REVENUES[1]	Q1 2003	Q1 2004	Ch. %
10,287	Exploration and Production	273	6,136	2,148
890,639	Refining and Marketing	152,763	217,016	42
430,162	Natural Gas	149,251	194,188	30
169,006	Petrochemicals	33,331	44,144	32
3,944	Corporate and other	3,015	924	(69)
1,504,038	**TOTAL**	**338,633**	**462,408**	**37**

FY 2003	OPERATING PROFIT[1]	Q1 2003	Q1 2004	Ch. %
43,494	Exploration and Production	17,963	11,974	(33)
67,634	Refining and Marketing	13,483	23,671	76
6,164	Natural Gas	(2,323)	20,930	n.a.
1,271	Petrochemicals	1,267	3,756	196
(35,614)	Corporate and other	(5,593)	(5,499)	(2)
(143)	Intersegment transfers[2]	3,350	7,164	114
82,806	**TOTAL**	**28,147**	**61,996**	**120**

FY 2003	PROPERTY, PLANT, EQUIPMENT AND INTANGIBLES ACQUIRED	Q1 2003	Q1 2004	Ch. %
22,721	Exploration and Production	1,254	3,691	194
74,285	Refining and Marketing	2,592	7,802	201
11,019	Natural Gas	631	213	(66)
64,921	Petrochemicals	5,834	14,608	150
5,578	Corporate and other	398	309	(22)
178,524	**TOTAL**	**10,709**	**26,623**	**149**

FY 2003	DEPRECIATION	Q1 2003	Q1 2004	Ch. %
21,048	Exploration and Production	5,853	5,595	(4)
41,030	Refining and Marketing	6,436	11,761	83
10,927	Natural Gas	2,990	2,294	(23)
13,215	Petrochemicals	2,178	2,800	29
9,230	Corporate and other	2,720	2,339	(14)
95,450	**TOTAL**	**20,177**	**24,789**	**23**

31/12/2003	TANGIBLE ASSETS	31/03/2003	31/03/2004	Ch. %
101,237	Exploration and Production	68,813	97,691	42
398,805	Refining and Marketing	179,894	430,061	139
105,050	Natural Gas	114,041	103,045	(10)
176,716	Petrochemicals	91,296	166,099	82
74,143	Corporate and other	28,512	56,617	99
855,951	**TOTAL**	**482,556**	**853,513**	**77**

[1] Net external sales revenues include only sales to third parties outside the MOL Group; operating profit includes the profit arising both from sales to third parties and transfers to the other business segments. Exploration and Production transfers domestically produced crude oil, condensates and LPG to Refining and Marketing and natural gas to the Natural Gas segment. Refining and Marketing transfers chemical feedstock, propylene and isobutane to Petrochemicals and Petrochemicals transfers various by-products to Refining and Marketing. The internal transfer prices used are based on prevailing market prices. However, in respect of transfers of natural gas, the transfer price until 31 December 2003 was limited to the average regulated wholesale selling price (not taking into account the higher price applicable from November 2000 to non-residential customers consuming over 500 m^3/h), adjusted to exclude storage, transport and inventory holding fees, where this is below the prevailing market price as was the case in 2003. From January 2004, the gas transfer price equals the average import price. Divisional figures contain the results of the fully consolidated subsidiaries engaged in the respective divisions.

[2] This line shows the effect on operating profit of the change in the amount of unrealised profit deferred in respect of transfers between segments. Unrealised profits arise where the item transferred is held in inventory by the receiving segment and a third party sale takes place only in a subsequent quarter. For segmental reporting purposes the transferor segment records a profit immediately at the point of transfer. However, at the company level profit is only reported when the related third party sale has taken place. In previous years this unrealised profit effect was not shown separately, but was included in the reported segmental result of the receiving segment. Unrealised profits arise principally in respect of transfers from Exploration & Production to Natural Gas and from Refining & Marketing to Petrochemicals.

APPENDIX VI

MAIN EXTERNAL PARAMETERS

FY 2003		Q1 2003	Q1 2004	Change %
28.8	Brent dated (USD/bbl)	31.5	32.0	2
27.0	Ural Blend (USD/bbl)	29.2	29.0	(1)
3.15	Reuters refining margin (Ural crack)	4.62	3.79	(18)
292	Premium unleaded gasoline 50 ppm (USD/t)*	310	332	7
271	Gas oil - ULSD (USD/t)*	309	299	(3)
270	Naphta (USD/t)*	316	318	1
527	Ethylene (EUR/t)	575	580	1
224.4	HUF/USD average	226.9	208.0	(8)
36.8	SKK/USD average	39.0	32.4	(17)
1.16	3m USD LIBOR (%)	1.28	1.07	(16)
2.33	3m EURIBOR (%)	2.69	2.06	(23)
8.48	3m BUBOR (%)	6.50	12.48	92
		Q4 2003	Q1 2004	Change %
	HUF/USD closing	207.9	203.7	(2)
	HUF/EUR closing	262.2	248.9	(5)

* FOB Rotterdam parity

APPENDIX VII

EXTRAORDINARY ANNOUNCEMENTS IN Q1 2004

Announcement date	
9 January	Share distribution to MOL employees
13 January	MOL submitted a non-binding bid for the privatisation of Unipetrol
19 January	MOL Plc. signs contract on the sale of its minority interest in gas distributors ÉGÁZ Rt. and DÉGÁZ Rt.
27 January	The public offer made by MOL for Slovnaft shares has been closed
30 January	The settlement of the public offer made by MOL for Slovnaft shares has been closed
13 February	MOL to invite bids for stakes in its three unbundled gas businesses
24 February	Change in ÁPV Rt`s shareholding in MOL
25 February	MOL treasury share transaction
11, 17 and 29 March	Purchase of treasury shares
18 March	Announcement of MOL Plc. on the transformation of "C" series of ordinary shares
19 March	MOL assigns its call option right on TVK shares to Hermész Ltd.
26 March	Hermész Ltd. exercised MOL`s call option right on TVK shares under the option agreement with Magyar Külkereskedelmi Bank

APPENDIX VIII

SHAREHOLDER STRUCTURE (%) AND TREASURY SHARES

Shareholder groups	31 Dec 2002	31 March 2003	30 June 2003	30 Sept 2003	31 Dec 2003	31 March 2004
Foreign investors (mainly institutional)	42.4	41.0	37.0	37.7	36.4	50.7
OMV	10.0	10.0	9.1	9.1	9.1	9.1
Slovbena, Slovintegra	0.0	1.0	10.0	10.0	9.8	8.0
ÁPV Rt. (Hungarian State Privatisation and Holding Company)	25.0	25.0	22.7	22.7	22.7	11.8
Hungarian institutional investors	5.1	6.6	8.7	8.7	9.5	5.7
Depositories (mainly Hung. private investors)	12.2	12.1	8.6	7.7	8.4	9.5
MOL Rt. (treasury shares)	5.2	4.2	3.8	4.0	4.0	5.1
Unregistered shares	0.1	0.1	0.1	0.1	0.1	0.1

According to the Share Register, beside ÁPV Rt. with 12.5%, only 3 shareholders had more than 2% influence over MOL Rt. at 31 March 2004: JP Morgan Chase Bank, the depository bank for MOL's GDR programme, which had 14.5%, Slovbena-Slovintegra having 8.4%, and OMV having 9.6% influence over MOL.

The number of "A" series treasury shares held by MOL increased by 1,177,033 from 3,107,558 to 4,284,591, as a result of the purchase of MOL shares from Slovbena a.s. and Slovintegra a.s. (the exercise pre-emption rights) and share distribution to employees. There was no change in the number of "C" series Treasury shares held by MOL (1,179,369). In April, following the close of Q1, the transformation of all but 578 "C" series shares into "A" series shares was completed.

Please note that in Hungary, the Share Register does not fully reflect the ownership structure, as registration is not mandatory.

Changes in organisation and senior management:

As of January 1, 2004, certain MOL, Slovnaft and TVK business operations are operated on an integrated basis, in line with previous announcements made in 2003.